UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Amendment to Form C

This Form C/A is being filed to update the Company's disclosure to investors regarding material developments since the Company's prior filing. Specifically, this amendment includes (i) disclosure under "*Recent Developments*" regarding the theft of Company funds and the related impact on liquidity and operations, and (ii) corresponding updates to the "*Risk Factors*" section under a new "*Additional Risk Factors Related to Recent Developments*" section to reflect these matters. Because these developments constitute material changes, all prior investment commitments must be reconfirmed within five (5) business days in accordance with Regulation CF requirements.

In addition, this Form C/A includes (a) an "*Update Regarding SEC Investigation*" section summarizing the current status of the SEC's review, which was previously disclosed in the original Form C, and (b) an "*Other Updates Included in this Form C/A*" section with updates relating to the Advisory Board, intellectual property, board composition, investor perks, the establishment of a limited secondary market on the Silicon Prairie platform, and other administrative matters. These additional updates are not considered material to the Offering but are provided to ensure investors have complete, accurate, and current information.

Name of Issuer	**Above: Space Development Corporation**
Central Index Key (CIK number)	**0001841998**
Standard Industrial Classification code (SIC code)	**4789 – Transportation Services, NEC**
Form	**Corporation**
Jurisdiction of incorporation	**Delaware**
Date of organization	**June 16, 2022**
Fiscal year end	**June 30**
Physical address of issuer	**4100 Market Street SW, Suite 100, Huntsville, AL 35808**
Website of issuer	**abovespace.com**
Telephone number	**909-500-1323**
Is there a co-issuer?	**No**
Name of co-issuer	**n/a**
Name of intermediary	**Silicon Prairie Capital Partners, LLC**
CIK number of intermediary	**0001640943**
SEC file number of intermediary	**008-69625**
CRD number of intermediary	**000226591**
Amount of compensation to be paid to the intermediary	**The compensation to be paid to Silicon Prairie includes a listing fee of $5,000 *plus* commissions of 5.00% of the amount raised from $0 to $1,000.000.00 *plus* 4.00% of the amount between $1,000,000.01 and $2,000,000.00 *plus* 3.00% of the amount between $2,000,000.01 and $10,000,000.00 *plus* 1.00% of any amounts over $10,000,000.01. Total commissions earned on any given financing are based on the Company's cumulative lifetime raises via Silicon Prairie's portal, which, in this case, total $457,705 as of October 31, 2024.**
Any other direct or indirect interest in the issuer held by the intermediary?	**None**
Type of security offered	**Class B Common Stock (non-voting)**
Target minimum number of securities to be offered	**22,000 Shares**
Price	**$0.46 per Share**
Method for determining price	**The price of the Shares was determined solely by management and the board of directors and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach**

Target minimum offering amount	**$10,120**
Oversubscriptions accepted?	**Yes**
If "yes", describe how oversubscriptions will be allocated	**First-come, first-served basis**
Maximum offering amount, if different from target minimum offering amount	**$4,899,000**
Deadline to reach the target offering amount	**October 28, 2025**
Note: If investment commitments do not equal or exceed the target minimum offering amount at the offering deadline, no securities will be sold, investment commitments will be canceled, and committed funds will be returned.	
Current number of employees	**6**

Financial Highlights ($)	Most recent fiscal year ended Jun 30, 2024	Prior fiscal year ended Jun 30, 2023
Total assets	271,756	724,856
Cash & cash equivalents	180,216	687,662
Accounts receivable	2,000	-
Short-term debt	-	-
Long-term debt	67,333	63,089
Revenues	824,822	996,031
Cost of goods sold	30,910	2,701
Taxes paid	530	1,073
Net loss	(822,491)	(210,280)

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:
X = securities offered; **blank** = securities not offered

	Jurisdiction		Jurisdiction		Jurisdiction		Jurisdiction		Jurisdiction
X	Alabama	X	Hawaii	X	Michigan	X	North Carolina	X	Utah
X	Alaska	X	Idaho	X	Minnesota	X	North Dakota	X	Vermont
X	Arizona	X	Illinois	X	Mississippi	X	Ohio	X	Virginia
X	Arkansas	X	Indiana	X	Missouri	X	Oklahoma	X	Washington
X	California	X	Iowa	X	Montana	X	Oregon	X	West Virginia
X	Colorado	X	Kansas	X	Nebraska	X	Pennsylvania	X	Wisconsin
X	Connecticut	X	Kentucky	X	Nevada	X	Rhode Island	X	Wyoming
X	Delaware	X	Louisiana	X	New Hampshire	X	South Carolina	X	Guam
X	District of Columbia	X	Maine	X	New Jersey	X	South Dakota	X	Northern Marianas
X	Florida	X	Maryland	X	New Mexico	X	Tennessee	X	Puerto Rico
X	Georgia	X	Massachusetts	X	New York	X	Texas	X	U.S. Virgin Islands

The date of this Offering Statement on Form C/A is September 17, 2025

OFFERING STATEMENT ON FORM C/A
ABOVE: SPACE DEVELOPMENT CORPORATION



CLASS B COMMON STOCK
AT LEAST 22,000 AND UP TO 10,650,000 SHARES AT $0.46 PER SHARE

Above: Space Development Corporation ("ABOVE", the "Company", "we", "us", or "our") is conducting this offering of its non-voting Class B Common Stock (individually, a "Share", and collectively, the "Shares" or the "Securities") on Form C/A (the "Offering Statement") through Silicon Prairie Capital Partners, LLC ("Silicon Prairie") in reliance upon an exemption from registration pursuant to Section 4(a)(6) and Regulation Crowdfunding (§227.100 et seq.) ("Reg CF") of the U.S. Securities Act of 1933, as amended (the "Securities Act") promulgated by U.S. Securities and Exchange Commission (the "SEC").

ABOVE was incorporated on June 16, 2022 under the laws of Delaware. The Company's predecessor, Orbital Assembly Corporation ("Orbital Assembly" or the "Predecessor"), was formed on August 21, 2019. The Company has a single wholly owned subsidiary, Above: Orbital Inc. ("Above Orbital"). On September 9, 2022, Orbital Assembly merged with Above Orbital and all outstanding equity interests of Orbital Assembly were exchanged for equity interests in the Company at a ratio of 5:1. ABOVE was founded by a team of experienced scientists and business professionals with a mission to develop the next generation of space platforms and systems by leveraging proven commercial-off-the-shelf ("COTS") technologies and declining launch costs. Collectively, our team members have over 50 years of combined experience in space flight and have been involved in more than 30 missions through their roles at previous organizations. Management believes this depth of experience and our strategic use of existing technologies position us to address the evolving needs of the space industry and "provide more space in Space."

Silicon Prairie Capital Partners LLC is a registered broker dealer with the SEC and FINRA, and does not give investment advice, endorsements, analyses, or recommendations with respect to any securities. All securities offered hereby, and all information included in this document, is the responsibility of the Company and Silicon Prairie has not taken any steps to verify the adequacy, accuracy, or completeness of any information. Neither Silicon Prairie or nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information in this document or the use of information in this document.

	Shares Offered	Price per Share (1)	Gross Proceeds	Commissions (2)	Net Proceeds (3)
Minimum Offering	22,000	$0.46	$10,120	$506	$94,050
Maximum Offering	10,650,000	$0.46	$4,899,000	$158,733	$4,706,881
Minimum Investment	250	$0.46	$115.00	$5.75	$109.25

1) The Company may elect in its sole discretion to selectively discount the purchase price per Share to any purchaser, based on size of a subscription, timing of purchase, and other factors deemed relevant by the Company.
2) The compensation to be paid to Silicon Prairie includes a listing fee of $5,000 *plus* commissions of 5.00% of the amount sold from $0 to $1,000.000.00 *plus* 4.00% of the amount sold between $1,000,000.01 and $2,000,000.00 *plus* 3.00% of the amount sold between $2,000,000.01 and $10,000,000.00 *plus* 1.00% of any amounts sold over $10,000,000. Total commissions earned on any given financing are based on the Company's cumulative lifetime raises via Silicon Prairie's portal, which, in this case, total $457,705 as of October 31, 2024.
3) Excludes up to $80,000 of legal, accounting, and promotional expenses that may be incurred by the Company in connection with this offering.

The date of this Offering Statement on Form C/A is September 17, 2025

Table of Contents

Additional Information

Questions, inquiries, and requests for information regarding the Company may be directed to:


Tim Alatorre
Chairman, Chief Operating Officer & Chief Financial Officer
909-500-1323
tim@above.space
ABOVE: SPACE DEVELOPMENT CORPORATION
4100 Market Street SW, Suite 100, Huntsville, AL 35805
abovespace.com


Disclaimers

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The SEC does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature.

The Company is filing this Form C/A pursuant to Regulation CF ("Reg CF") which requires that it must file a report with the SEC annually and post the report on its website at abovespace.com no later than 120 days after the end of each fiscal year covered by the report.

You should rely only on the information contained in this Offering Statement on Form C/A. We have not authorized anyone to provide you with information different from that contained herein. You should assume that the information contained in this Form C/A is accurate only as of the date hereof, regardless of the time of delivery. Our business, financial condition, results of operations, and prospects may have changed since such date.

The statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Reg CF (§ 227.202(b)) by:

1) Being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended,
2) Filing at least one annual report pursuant to Reg CF and having fewer than 300 holders of record,
3) Filing annual reports for three years pursuant to Reg CF and having assets equal to or less than $10,000,000,
4) The repurchase of all the securities sold pursuant to Reg CF by the Company or another party, or
5) The liquidation or dissolution of the Company.

Other Information

The Company complied with the ongoing reporting requirements of Reg CF §227.202 in the past.

Eligibility

The following are true for the Company, specifically it is:
- Organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Reg CF.
- Has filed with the SEC and provided to investors, to the extent required, the ongoing annual reports required by Reg CF during the two years immediately preceding the filing of this Offering Statement.
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Forward-Looking Statements

This Offering Statement and any documents incorporated by reference contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Offering Statement are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate", "estimate", "expect", "project", "plan", "intend", "believe", "may", "should", "can have", "likely", and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Offering Statement and any documents incorporated by reference are based on reasonable assumptions the Company has made considering its industry experience, perceptions of historical trends, current conditions,

expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Offering Statement, you should understand that these statements are not guarantees of performance or results and involve risks, uncertainties, and assumptions, many of which are beyond the Company's control. Although the Company believes that its forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect actual operating and financial performance and may cause such to differ materially from that anticipated. Should one or more of these risks or uncertainties materialize, or should any assumptions prove incorrect or change, the Company's actual performance may vary materially from that projected in forward-looking statements.

Any forward-looking statement made by the Company in this Offering Statement, or any documents incorporated by reference, speaks only as of the date hereof. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to update any forward-looking statement, whether because of new information, future developments, or otherwise, except as may be required by law.

THE COMPANY

The following summary is qualified in its entirety by the more detailed information that appears elsewhere in this Offering Statement.

Our Mission: We Provide More Space in Space™



The space industry is growing, driven by commercial, government, and military demand. Emergence of companies such as SpaceX, Blue Origin, and the formation of the U.S. Space Force lead the way. In an April 2024 report entitled Space: The $1.8 trillion opportunity for global economic growth, McKinsey & Company and the World Economic Forum project the space economy to be worth $1.8 trillion by 2035, up from an estimated $630 billion in 2023.

However, space infrastructure remains severely limited. While space is infinite, usable facilities for testing and development are not. Currently, developers of new materials and components that require validation in space face high costs, limited availability, and long wait times. The International Space Station, the most used space facility, is nearing the end of its life, with decommissioning planned for 2030. This will exacerbate the shortage of accessible and affordable "space-in-Space."

Above: Space Development Corporation (the "Company" or "ABOVE") has created a cost-effective solution to this looming problem. Using proprietary technology, Above provides innovative satellite micro-facilities that serve as prototyping test beds and platforms for hosted payloads. These facilities offer a fast track for on-orbit hardware validation and de-risking, allowing organizations of all sizes to obtain crucial flight and operational data.



| Prometheus | Station in a Box (SIB) | Pioneer |

These renderings are for conceptual purposes only and may not depict the actual product, platform, or facility.

ABOVE is not merely a research company. It is a service provider that enables developers of space technologies to rapidly advance through development, testing, and certification phases. By accelerating the path to commercialization, the Company offers customers a clear path to revenue, supporting the deployment of innovative technologies in space. ABOVE's Prometheus (video, 4:05) and Archimedes platforms align perfectly with this need for rapid, cost-effective solutions that allow for the quick deployment of scalable satellite and orbital infrastructure. ABOVE combines spaceflight-proven commercial-off-the-shelf hardware with innovative technologies and intellectual property. Collectively, our team members have over 50 years of combined experience in space flight and have been involved in more than 30 missions through their roles at previous organizations. Management believes the team bridges the critical gaps between concept, prototype, and production.

Investment Highlights

Proven Expertise & Technology

ABOVE has successfully developed hardware and software systems that perform as designed on the first test, eliminating the need for redesigns or reworks.

- In January 2023, the Company was awarded a $1.7m Direct-to-Phase 2 Small Business Innovation Research contract with the Department of Defense to explore large, inflatable and adaptable structures for various in-space applications, also known as the Archimedes program. The platform's design capabilities include the ability to host power-beaming, high-frequency phased arrays, and tactical energy applications. The development effort was highly successful, with all milestones met on or ahead of schedule and on budget. The system's performance met or exceeded expectations. In May 2023, ABOVE earned a second $75,000 Phase 1 SBIR contract from the Department of the Air Force. On Jul 14, 2023, ABOVE entered into an Umbrella Space Act Agreement with NASA's Marshal Space Flight Center, providing it with non-public access to a broad range of data, programs, and services.

- ABOVE has partnered with Aegis Aerospace for 3 materials science missions to ISS - MISSE-19 (March 2024), MISSE-20 (October 2024), and MISSE-21 (November 2025) – demonstrating the Company's materials science research and application capabilities and current on-orbit presence.

- The Company has developed substantial intellectual property and has filed for 9 provisional patents, 1 full patent application, and 2 trademarks

- ABOVE is in the process of finalizing the development of its Prometheus Spark™ on-orbit platform, the first phase in a planned 3 phase solution suite that management believes will enable on-orbit enterprise, providing affordable space-based test beds for prototyping and hardware validation. The first mission is scheduled for launch in 2026.


ABOVE
Archimedes 1/4 scale Mark 2 prototype in ABOVE's Huntsville integration facility, May 2024

Huge, Growing Markets

According to an April 2024 report by McKinsey & Company and the World Economic Forum … The global space economy is projected to grow to $1.8 trillion by 2035, creating significant opportunities for ABOVE. The Prometheus fleet of spacecraft will serve as a critical enabler for technology validation, targeting both defense and commercial markets.

Market Ready Products & Services

The Prometheus Spark™ program, with the initial launch scheduled in 2025, will demonstrate the Company's ability to integrate flight systems, handle regulatory compliance, and manage launch operations. Subsequent missions will scale capabilities, offering substantial revenue potential for both passive and dynamic payloads. Spark's TRL 9[1] bus and components will be able to carry up to 16 CVU (1 commercial volume unit = 1 liter) with a mass of up to 20 kg.

---

1 NASA uses a "TRL" (Technology Readiness Level) to assess the maturity level of a particular technology. Each project is evaluated against the parameters for each level and is then assigned a TRL rating based on the project's

Phase 2 of the Prometheus program will be to establish a fleet of 6 to 12 Prometheus One units on-orbit with payloads of up to 150 CVU massing up to 130 kilograms ("kg") and Phase 3 will be to return payloads to Earth.

This space is priced at $120k/CVU of passive payload, such as materials and up to $175k per dynamic CVU, such as those that require active power or data exchange, resulting in about $1.6m to $2.8m of revenue per fully populated Spark mission and $7.5m to $13.1m for subsequent larger versions.

Final development costs for the first unit are expected to be about $4m, with an at-scale production cost of around $2m/unit. Depending upon mass lifted, the launch cost of each mission is

Beyond Prometheus & Archimedes	
SIB - Station in a Box (Zero G Station)	**Pioneer** (Artificial Gravity Station)
• On-orbit - ~32 mos after funding • Phase 1 - short term habitability • Phase 2 - long duration missions • Cargo specs - 20,000 CVU (total of 400 m³); power of up to 150 kW • Customer LOI for mid-2024 feasibility study	• On-orbit – Based on customer demand following successful SIB operation • Phase 1 - short term habitability • Phase 2 - long duration missions • Expandable from SIB • NASA SAA to support development • Planned to feed forward to the larger Voyage Space Station

expected to be $325k to $12m. Launch services providers include SpaceX and RocketLab. Overall revenue potential of about $57m in program year 2 is expected. As of September 30, 2024, ABOVE has signed contracts from 2 customers for 2 CVUs on the first Spark mission and is in discussions with 7 additional parties for additional volume.

Experienced Management

ABOVE is led by: Rhonda Stevenson, 54, Director, President & CEO; Timothy Alatorre, 45, Co-Founder, Chairman, COO & CFO; Dr. Thomas R. Spilker, 72, Co-Founder, Vice Chairman & CTO; Robert Miyake, 86, Co-Founder, Director & Systems Engineer. The Company has 5 full-time employees and is headquartered at 4100 Market Street SW, Suite 100, Huntsville, Alabama 35808. Its telephone number is 909-500-1323, its general email address is info@above.space, its website is abovespace.com, and its news page is news.abovespace.com. The Company's predecessor was formed on August 21, 2019 in California and ABOVE was incorporated on June 16, 2022 in Delaware. The Company is subject to an ongoing investigation by the SEC.

---

progress. There are nine technology readiness levels; TRL 9 is the highest and TRL 1 is the lowest.

TRL	Parameters
9	Actual system "flight proven" through successful mission operations
8	Actual system completed and "flight qualified" through test and demonstration (ground or space)
7	System prototype demonstration in a space environment
6	System or subsystem model or prototype demonstration in a relevant environment (ground or space)
5	Component or breadboard validation in relevant environment
4	Component or breadboard validation in laboratory environment
3	Analytical and experimental critical function or characteristic proof of concept
2	Technology concept or application formulated
1	Basic principles observed and reported

Financial Highlights

Through June 30, 2024, to fund its operations, the Company and its predecessor have raised about $3.1m, principally through the sale of its Class A Voting Common Stock pursuant to Reg CF. As of June 30, 2024, the Company had 81,983,660 these common shares issued and outstanding.

On October 22, 2024, pursuant to a board resolution and the written consent of shareholders, the Company amended its Certificate of Incorporation and reclassed its 175,000,000 shares of authorized common stock into 100,000,000 shares of Class A Common Stock (the "Class A" or the "Class A Common") and 75,000,000 shares of Class B Common Stock (The Class B" or the "Class B Common").

Holders of the Class B stock may not vote for members of the Company's Board of Directors or on other actions subject to shareholder vote except as required by Delaware law; however, the rights and privileges of the Class A and Class B shares are equal with respect to other matters such as such as dividends and priority in liquidation. Further, subject to additional Board action, the Class B shares may be converted to Class A shares at a rate of five (5) Class B shares for one (1) Class A share.

Overall, the Company's planned use of funds for its three fiscal 2025 financings is summarized below. The Class B Common is offered to individual investors pursuant to Reg CF, the Convertible Notes are targeted to individual accredited investors pursuant to Reg D, Rule 506c, and the Series A Convertible Preferred Stock is directed to institutional investors. The Class B Common and the Convertible Notes are offered by the Company via Silicon Prairie's portal while the Convertible Preferred is offered via Silicon Prairie Capital Partners, LLC.

Fiscal 2025 Securities Offerings as of November 4, 2024

	Class B Non-Voting Common Stock		Convertible Notes		Convertible Preferred Stock
	Minimum	Maximum	Minimum	Maximum	
Sources of Funds					
Class B Non-Voting Common Stock...............	$ 10,120	$ 4,899,000	$ -	$ -	$ -
Convertible Notes...	-	-	100,000	1,000,000	
Series A Convertible Preferred Stock............	-	-	-	-	6,500,000
Total sources..	$ 10,120	$ 4,899,000	$ 100,000	$ 1,000,000	$ 6,500,000
Uses of Funds					
1. Design, engineering & infrastructure.........	$ -	$ 900,000	$ 15,000	$ 310,000	$ 900,000
2. Manufacturing & assembly...........................	-	1,500,000	-	200,000	1,500,000
3. Operational readiness & testing..................	-	200,000	-	180,000	300,000
4. Launch services...	-	750,000	-	100,000	1,000,000
5. R&D, marketing & overhead.........................	-	950,000	-	40,000	1,830,000
6. Intellectual property protection.................	-	100,000	-	-	-
7. Contingency..	2,114	264,915	-	48,866	500,000
Commissions..	506	154,085	5,000	41,135	390,000
Legal, accounting & other................................	7,500	80,000	80,000	80,000	80,000
8. Total financing costs....................................	8,006	234,085	85,000	121,135	470,000
Total uses..	$ 10,120	$ 4,899,000	$ 100,000	$ 1,000,000	$ 6,500,000

Details

1 Finalize Prometheus design, computer simulations and analysis, and payload integration specifications. Verification that all systems meet required standards for space operations. Preparation of facility to enhance clean room activities, set up ground control mission operations equipment, and set up ground testing environment for payload integration and preflight verification and testing. Key hire and marketing for business development and additional customer acquisition.

2 Procure materials and systems from suppliers, manufacture components, and assemble the satellite. Emphasis will be placed on quality assurance and precision to ensure reliability and performance.

3   Comprehensive testing and validation of all systems, and final preparations for launch after assembly to ensure that Prometheus is fully operational and meets all mission requirements.
4   Launch service to deliver satellite to desired orbit, delivery of satellite to the launch facility, launch vehicle integration, and other associated logistics to ensure a successful deployment into orbit.
5   Marketing and sales, operating and administrative expenses, and ongoing research and development for new product offerings.
6. Submission of full patent applications based on seven previously filed provisional patents.
7   Address unforeseen expenses and ensure mission success.
8   Includes Silicon Prairie's estimated cash commissions but excludes other compensation and $80,000 of legal, accounting, promotional and other costs. See "The Intermediary" for additional details regarding the relationship with Silicon Prairie.

The Company reserves the right to adjust the allocation of proceeds from the offering as necessary or desirable, at the discretion of the Company's management, to meet the Company's objectives. The stated uses of proceeds are not binding and may be changed based on the Company's operational requirements, business strategy, or unforeseen events.

Recent Third-Party News Reports

	**US Space Force Commercial Space Strategy: Key takeaways for the space industry** …Released on April 8, 2024, the New Commercial Strategy challenges leaders to incorporate commercial partnerships and emerging technological innovations …. to address space-related threats to national security … The Space Force seeks to … leverage the use of commercial space solutions in a new "hybrid" architecture … instead of merely augmenting existing government systems …. DLA Piper – Jun 27, 2024
	**Commercial Satellite Industry Continues Historic Growth While Dominating Global Space Business; SIA Releases 27th Annual State of the Satellite Industry Report** … During 2023, the industry continued to grow at an unprecedented rate. For a sixth consecutive year, the … industry launched a record number of commercial satellites into orbit. A total of 2,781 commercial satellites were deployed during 2023, an increase of 20% compared to the previous year, while the space industry once again conducted the most launches (190) in history. By the end of 2023, a total of 9,691 active satellites circled the earth, an increase of 361 percent over the past five years. SIA – Jun 13, 2024
	Space Threat Assessment 2024 "Welcome to the seventh edition of *Space Threat Assessment* by the Aerospace Security Project at the Center for Strategic and International Studies (CSIS). For the last six years, CSIS has used open-source information to produce an annual assessment of threats to U.S. national security space systems posed by foreign government capabilities… Center for Strategic and International Studies (CSIS) – Apr 17, 2024
	**Russia, China catching up to U.S. in space weaponry, new report finds** The Secure World Foundation on April 2 released its annual report, "Global Counterspace Capabilities: An Open Source Assessment," that sheds light on the growing space arms race between the United States, Russia and China… The report, compiled from publicly available information, details the counterspace capabilities - essentially space weapons - being developed by a dozen countries. SpaceNews – Apr 2, 2024
	**Above: Orbital to launch proprietary materials to ISS for testing** *Above: Space Development Corporation*, through the firm's wholly-owned subsidiary, *Above: Orbital,* will be testing the performance and durability of the Company's proprietary materials in low orbit, aboard the *International Space Station* (ISS), as part of the upcoming *Materials International Space Station Experiment* (MISSE-19) mission in March, flown by the *SpaceX Dragon* resupply mission, *SPX-30*. SatNews – Feb 20, 2024
	Above: Space announces successful test of its Prometheus orbital propulsion control system The tests were conducted at the NASA Marshall Space Flight Center Flat Floor Facility in Huntsville on a specially designed flat surface which allows objects to glide across a frictionless cushion of air. Military-Aerospace Electronics – Dec 19, 2023

video	**Space tourism growing as companies work to send regular people to space** … Space tourism is taking off, and that means we need more infrastructure in low-earth orbit. "We are addressing the energy problem," said Rhonda Stevenson, CEO of Above Space. Stevenson's team is working on a new project called Archimedes, which could provide power for future space stations…. Fox35 Orlando – Dec 19, 2023
	The Bodily Indignities of the Space Life The race is on to put hotels in space and neighborhoods on the moon. Here's some of what we know about how Earthlings fare beyond the safety of our home world. The New York Times Magazine – Dec 8, 2023 (subscription required)
	Above: Orbital Announces Successful Test of Rotating Artificial Gravity Space Station Systems at NASA Marshall Space Flight Center Above: Orbital, which designs and develops adaptable, space-based platforms for the U.S. Department of Defense and commercial customers, successfully completed a test of its proprietary cold gas engine thruster technology and software representing a significant proprietary industry milestone in developing artificial gravity platforms. SpaceRef – Jul 19, 2023
	Above Space Signs Umbrella Space Act Agreement With NASA Los Angeles CA (SPX) July 14, 2023 - Above Space Development Corporation, a key player in the space technology sector, has recently inked an Umbrella Space Act Agreement (SAA) with NASA, a development set to have significant implication… Space Daily – Jul 15, 2023
	World's First Ever Space Hotel with Artificial Gravity, Expected to Be Ready By 2025 Orbital Assembly intends to launch the first Hilton space hotel floating above the planet. The company has grand ideas for opulent accommodations and zero-gravity activities. The Hotel aboard Voyager Station will have numerous amenities… Startup Pakistan - May 9, 2023
	DoD launches new 'effort' to rapidly adopt commercial space capabilities "We need to take advantage of the diversity of novel ideas and products available from the commercial sector to complement the DoD space and deliver capabilities to our warfighter at a far quicker pace," said Heidi Shyu, the Pentagon's undersecretary of defense for research and engineering. Breaking Defense – Apr 23, 2023
	US Space Force Orbital Prime Awards Contract to Orbital Assembly Huntsville AL (SPX) March 17, 2023 - Orbital Assembly has been awarded a $1.7 million contract from the United States Space Force to develop rapidly deployable on-orbit structural technologies to support many types of electronic equipment… Space War – Mar 21 2023
	USSF Awards Million Dollar Contract to Orbital Assembly Orbital Assembly has been awarded a $1.7 million contract from the United States Space Force (USSF) to develop rapidly deployable, on-orbit, structural technologies to support many types of electronic equipment. SatNews - Mar 20, 2023
	Orbital Assembly Receives $1.7 Million Contract from U.S. Space Force The SBIR award will fund Orbital Assembly's development of a lightweight space structure. Business Alabama – Mar 16, 2023
	As DoD pivots to smaller satellites, Congress airdrops a big one into the budget The U.S. Defense Department's head of space acquisitions circulated a memo last fall calling for the Pentagon to embrace a faster, more commercial approach to building satellites. At the top of Frank Calvelli's "Space Acquisition Tenets" list is to pivot away from billion-dollar behemoths that take a decade to build in favor of smaller spacecraft that can be delivered in under three years… SpaceNews – Mar 14, 2023
	Orbital Assembly Announces Hosted Payload Services with Variable Gravity on Pioneer Space Station Huntsville AL (SPX) December 12, 2022 - Orbital Assembly (OA) is announcing a new program and mission design as well as planning services for station-class hosted payloads on the company's micro and artificial gravity space stations... Space Daily – Dec 12, 2022

	[Orbital Assembly Will Host Space Payloads](#) Huntsville-based Orbital Assembly says that it will offer space program and mission support services for payloads on the company's micro and artificial gravity space stations. [Business Alabama](#) – Dec 9, 2022
	[Orbital Assembly Announces New Equity Offering to Advance Hybrid-Gravity Space Station Development](#) Huntsville AL (SPX) December 08, 2022 - Orbital Assembly (OA), a leader in the race to make Hybrid-Gravity™ space accessible for leisure, commercial and industrial activities has announced a crowdfunding equity offering (Reg CF). [Space Daily](#) – December 8, 2022 (9.7 months from September 30,2023)

THE CLASS B COMMON STOCK OFFERING

The Issuer................................The Company is a Delaware corporation incorporated on June 16, 2022, and is governed by the terms and conditions of its certificate of incorporation and bylaws.

On October 28, 2024, pursuant to Board and shareholder action, the Company amended its Certificate of Incorporation to reclass its 175,000,000 shares of authorized common stock into 100,000,000 shares of Class A Common Stock (the "Class A" or the "Class A Common") and 75,000,000 shares of Class B Common Stock (the "Class B" or the "Class B Common").

See also "Exhibit 1 – Certificate of Amendment of Certificate of Incorporation", "Exhibit 2 – Certificate of Incorporation", and "Exhibit 3 – Bylaws".

Securities Offered ....ABOVE is offering its Class B Common Stock (each, a "Share", and collectively, the "Class B", the "Class B Common", or the "Shares") at a price of $0.46 each in a minimum amount of 22,000-Shares for $10,120 (the "Minimum Offering"), up to a maximum of 10,650,000 Shares or $4,899,000 (the "Maximum Offering"), to accredited investors through Silicon Prairie Capital Partners, LLC ("Silicon Prairie") in reliance upon an exemption from registration pursuant to Reg CF of the Securities Act. The minimum subscription per investor is $184 or 400 Shares.

In general, holders of Class B stock may not vote for members of the Company's Board of Directors or on other shareholder actions requiring a vote except as required by Delaware law; however, the rights of the Class A and Class B shares are *pari passu* with respect to most other matters including dividends and priority in liquidation.

Further, the Board of Directors may, by resolution, authorize the conversion of five (5) shares of Class B Stock into one (1) Class A share, and "to set all terms of such conversion including, without limitation, the qualifications, restrictions, or limitations on the conversion thereof."

The Class A shares are not convertible into Class B shares.

Share Price Discounts ....Investors will be eligible for Share price discounts as shown below based on the dollar amount invested:

Dollars Invested		Price per Share	Discount from Base Price
From	**To**		
$115.00	$24,999.99	$0.460	0%
$25,000.00	$99,999.99	$0.414	10%
$100,000.00	$4,899,000.00	$0.368	20%

Please note that:
1) Share amounts will be rounded to the nearest whole Share, i.e., no fractional Shares will be issued, and
2) Dollar amounts will be rounded to the nearest cent.

Example 1: An investor that subscribed for the minimum investment of 250 Shares would pay $115.00 or $0.460 per share.

Example 2: An investor that subscribed for 50,000 Shares would pay $23,000.00 or $0.460 per share.

Example 3: An investor that subscribed for 200,000 Shares would pay a total of $82,800.00 or a price of $0.414 per Share.

Example 4: An investor that invested $100,000.00 would purchase 271,739 Shares at a price of $0.368 per Share.

Example 5: An investor that subscribed for 500,000 Shares would pay a total of $184,000.00 or $0.368 per Share.

Investor Perks ....By investing the following amounts, investors may be eligible for the following "perks". Please note that certain terms and conditions may apply.



Package 1 – Invest $460 for 1,000 Shares, get "Your Photo In Space"
- 100 available
We will fly your **PHYSICAL** photo in space on an upcoming mission and **return it to you**! The easiest way to get to space!

Provide us a digital file that we will print and fly on an upcoming mission. You will be notified via email once your photo is manifested on a flight and will be given updates as to the vehicle, launch date, and link to watch a live feed of the launch event. Photos sent to space will be prepared and printed by ABOVE. We will provide you verification of the print and integration via email prior to launch. We cannot guarantee the condition of the photo upon return or if the photo will be recognizable upon return as the space environment may have a significant effect on the inks or papers used. We will send periodic email updates of the status and location of your photo. Due to the complexities of the launch service market, weather, and the regulatory environment, launch dates

	are subject to change and will occur no sooner than 3 months and up to 1 year from the time of your investment. Return of photos will take up to 8 months after the date of launch.
	**Package 2 – Invest $782 for 1,700 Shares, get "Above Space ISS Flown NFT"** *- 75 available* Everything in Package 1, *plus* you will receive an exclusive one-of-a-kind NFT that flew to the ISS on SPX-30 and has been on the ISS for over six months. The NFT will be created from the returned file including any data corruption that may have occurred on orbit.
	**Package 3 – Invest $1,150 for 2,500 Shares, get a "Space Seed"** *- 50 available* Everything in Packages 1 and 2, *plus* we will send you a tomato seed that flew to the ISS on SPX-30 and was on the ISS for over six months. You will also be invited to participate in an optional research experiment using the seed.
	**Package 4 – Invest $9,982 for 21,700 Shares, get a "Your Name in Metal"** *- 25 available* Everything in Packages 1, 2 and 3, *plus* your name engraved on the Prometheus spacecraft. We will provide pictures of your name on the spacecraft pre-launch and in space.

Fully Diluted Ownership ....The following table presents the actual and *proforma* ownership of the Company as of June 30, 2024, assuming the minimum and maximum offerings.

	Shares	Percent of Shares	Price per Share (wtd avg)	Total capital	Percent of capital
MINIMUM OFFERING (note 1)					
Issued & Outstanding					
Existing investors..............................	81,983,660	100.00%	$ 0.037	$ 3,073,997	100.00%
Total..	81,983,660	100.00%	$ 0.037	$ 3,073,997	100.00%
Fully Diluted					
Class A Common.................................	81,983,660	99.31%	$ 0.037	$ 3,073,997	96.45%
New investors -					
Class B Common (note 2)..............	22,000	0.03%	$ 0.460	10,120	0.32%
Warrants (note 3)............................	548,933	0.66%	$ 0.188	103,088	3.23%
Total..	82,554,593	100.00%	$ 0.039	3,187,205	100.00%
MAXIMUM OFFERING (note 1)					
Issued & Outstanding					
Existing investors..............................	81,983,660	100.00%	$ 0.037	$ 3,073,997	100.00%
Total..	81,983,660	100.00%	$ 0.037	$ 3,073,997	100.00%
Fully Diluted					
Class A Common.................................	81,983,660	87.98%	$ 0.037	$ 3,073,997	38.06%
New investors -					
Class B Common (note 2)..............	10,650,000	11.43%	$ 0.460	4,899,000	60.66%
Warrants outstanding (note 2).......	548,933	0.59%	$ 0.188	103,088	1.28%
Total..	93,182,593	100.00%	$ 0.087	8,076,085	100.00%

Notes

1 Note that prior to this offering of the Company's Class B non-voting common stock, all the Company's issued and outstanding common stock and common-equivalent securities were either voting Class A shares or convertible into Class A shares.

2 Note subject to additional Board action, five (5) shares of the Company's non-voting Class B Common Stock may be converted into one (1) share of ABOVE's voting Class A Common Stock. The table assumes no such conversions.

3 "Total capital" for options and warrants assumes exercise of all outstanding for cash at granted prices.

To the extent we raise additional capital by issuing equity or equity-linked securities, our stockholders may experience substantial dilution in voting power or value. We may sell our preferred stock, Common Stock, convertible securities, or other equity securities in one or more transactions at prices and in such a manner as we determine from time to time. If we sell such securities in more than one transaction, investors may be diluted by subsequent sales. These sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

Sources & Uses of Funds ....In general, the funds from this Offering, together with those from the Company's other fiscal 2025 offerings, will be used to accelerate the development and launch of the Prometheus program. Specifically, the Company will use the proceeds of the Offering as shown below. Pending such uses, the net proceeds of the Offering will be held as cash or cash equivalents.

	Minimum Offering	Maximum Offering
Sources of Funds		
Class B Common Shares sold..	22,000	10,650,000
Price per Share ($)...	0.46	0.46
Total sources (gross sales proceeds)................................	$ 10,120	$ 4,899,000
Uses of Funds		
1. Design, engineering & infrastructure.............................	$ -	$ 900,000
2. Manufacturing & assembly..	-	1,500,000
3. Operational readiness & testing.....................................	-	200,000
4. Launch services...	-	750,000
5. R&D, marketing & overhead..	-	950,000
6. Intellectual property protection......................................	-	100,000
7. Contingency..	2,114	264,915
Commissions..	506	154,085
Legal, accounting, promotional, and other costs................	7,500	80,000
8. Total financing costs...	8,006	234,085
Total uses..	$ 10,120	$ 4,899,000

Details
1. <u>Design, engineering & infrastructure</u> - Finalize Prometheus design, computer simulations and analysis, and payload integration specifications. Verification that all systems meet required standards for space operations. Preparation of facility to enhance clean room activities, set up ground control mission operations equipment, and set up ground testing environment for payload integration and preflight verification and testing. Key hire and marketing for business development and additional customer acquisition.
2. <u>Manufacturing & assembly</u> - Procure materials and systems from suppliers, manufacture components, and assemble satellites. Emphasis placed on quality assurance and precision to ensure reliability and performance.
3. <u>Operational readiness & testing</u> - Comprehensive testing and validation of all systems, and final preparations for launch after assembly to ensure that Prometheus is fully operational and meets all mission requirements.
4. <u>Launch services</u> - Launch service to deliver satellite to desired orbit, delivery of satellite to the launch facility, launch vehicle integration, and other associated logistics to ensure a successful deployment into orbit.
5. <u>R&D, marketing & overhead</u> - Marketing and sales, operating and administrative expenses, and ongoing research and development for new product offerings. Includes $100,000 to convert certain provisional patents to full patent applications.
6. <u>Intellectual property protection</u> - Submission of full patent applications based on seven previously filed provisional patents.
7. <u>Contingency</u> – To address unforeseen expenses and ensure mission success.
8. <u>Total financing costs</u> - Includes Silicon Prairie's estimated cash commissions but excludes other compensation. See "The Intermediary" for additional details. and $80,000 of legal, accounting, promotional and other costs.

Capitalization .... The table below summarizes the actual and proforma capitalization of the Company as of June 30, 2023:

	As of Jun 30, 2024				
		Minimum Offering		Maximum Offering	
	Actual	**Adjustments**	**Proforma**	**Adjustments**	**Proforma**
Cash and cash equivalents	$ 180,216	$ 2,114	$ 182,330	$ 4,664,915	$ 4,845,131
Accounts receivable	2,000	-	2,000	-	2,000
Prepaid expenses	21,684	-	21,684	-	21,684
Total current assets	203,900	2,114	206,014	4,664,915	4,868,815
Fixed assets, net	67,856	-	67,856	-	67,856
Total assets	$ 271,756	$ 2,114	$ 273,870	$ 4,664,915	$ 4,936,671
Accounts payable and accrued expenses	$ 174,258	$ -	$ 174,258	$ -	$ 174,258
Total current liabilities	174,258	-	174,258	-	174,258
Employee benefits liability	67,333	-	67,333	-	67,333
Total long term liabilities	67,333	-	67,333	-	67,333
Total liabilities	241,591	-	241,591	-	241,591
Preferred Stock (note 1)	-	-	-	-	-
Class A Common Stock (note 1)	20,352	-	20,352	-	20,352
Class B Common Stock (note 1)	-	22	22	10,650	10,650
Additional paid-in capital	3,053,645	10,098	3,063,743	4,888,350	7,941,995
Retained earnings (deficit)	(3,043,832)	(8,006)	(3,051,838)	(234,085)	(3,277,917)
Total equity	30,165	2,114	32,279	4,664,915	4,695,080
Total liabilities & equity	$ 271,756	$ 2,114	$ 273,870	$ 4,664,915	$ 4,936,671

Notes

1 - Assumes the Company's capital stock has a par value per share of.. $ 0.0010

The Intermediary .... The Offering is being conducted through Silicon Prairie Capital Partners, LLC ("Silicon Prairie"), a regulated broker-dealer and funding portal registered with the SEC and the Financial Institutions Regulatory Authority ("FINRA"). The compensation to be paid to Silicon Prairie includes a listing fee of $5,000 *plus* commissions of 5.00% of the amount sold from $0 to $1,000.000.00 *plus* 4.00% of the amount sold between $1,000,000.01 and $2,000,000.00 *plus* 3.00% of the amount sold between $2,000,000.01 and $10,000,000.00 *plus* 1.00% of any amounts sold over $10,000,000.01. Total commissions earned on any particular financing are based on cumulative lifetime raises with Silicon Prairie which, in the case of the Company, total $457,705 as of October 31, 2024.

The Offering .... The Offering Period will expire on October 28, 2025 at 11:59 pm Central Time (the "Offering Deadline"), subject to extension for additional periods at the discretion of the Company. If we raise at least the Minimum Offering prior to the Offering Deadline, the ending date of the Offering Period may be accelerated, *provided that* the Offering Period must be at least 21 days. Investors that have committed funds will be notified of any such change at least five business days prior to the new end date.

Silicon Prairie will notify investors via the campaign page when the Minimum Offering amount has been met.

If we reach the Minimum Offering amount before the Offering Deadline, we may conduct the first of multiple or rolling closings of the Offering early. Thereafter, we may continue the Offering and conduct additional closings until the Maximum Offering is achieved or the Offering Deadline is reached.

Oversubscriptions will be allocated on a first-come, first-served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

The Offering will be governed by the laws of the state of Delaware.

Investor Qualifications..............Although anyone can invest in a Reg CF offering, such investments involve a high degree of risk and those who cannot afford to lose their entire investment should not invest.

Further, because of the risks involved, you may be limited in how much you can invest during any 12-month period in these transactions. See the SEC's Investor Bulletin: Reg CF for Investors dated October 14, 2022 for additional information.

In general, the SEC's guidance is as follows:
- If you are an *accredited investor*[2], then there are no limits on how much you can invest.

- If you are a *non-accredited investor*, then the amount you can invest depends on your net worth and income[3] as follows:

    o If either your income or net worth is less than $124,000, then you can invest up to the greater of

---

[2] In general, a natural person is considered to be an accredited investor if they:
- Had an income that exceeded $200,000, or $300,000 together with a spouse or *spousal equivalent*, defined generally as a cohabitant occupying a relationship equivalent to that of a spouse, in each of the prior two years, and reasonably expects the same for the current year.
- Have a net worth over $1 million, either alone or together with a spouse or *spousal equivalent,* excluding the value of the person's primary residence and any loans secured by the residence, up to the value of the residence.
- Holds certain professional certifications, designations, or credentials in good standing, including Series 7 (General Securities Representative), Series 65 (Registered Investment Adviser) or Series 82 (Private Securities Offerings Representative) securities licenses.

[3] You can calculate your annual income or net worth by jointly including your spouse's income or assets. It is not necessary that property be held jointly. However, if you do calculate your income or assets jointly with your spouse, each of your crowdfunding investments together cannot exceed the limit that would apply to an individual investor at that annual income or net worth level. For purposes of Reg CF, the value of your primary residence is not included in your net worth calculation.

a) $2,500 or b) 5% of the greater of your income or net worth during any 12-month period.

o   If both your income and net worth are greater than or equal to $124,000, then you can invest up to 10% of annual income or net worth, whichever is greater, but not to exceed $124,000 during any 12-month period.

The following table provides a few examples of the application of the above rules:

Annual income	Net worth	Calculation	12-month investment limit
$30,000	$40,000	greater of a) $2,500 or b) 5% of $40,000 ($2,000)	$2,500
$150,000	$80,000	greater of a) $2,500 or b) 5% of $150,000 ($7,500)	$7,500
$150,000	$124,000	10% of $150,000 ($15,000)	$15,000
$124,000	$900,000	10% of $900,000 ($90,000)	$90,000

How to Subscribe ....The minimum subscription is for 400 Shares or $184.00. The Company reserves the right to accept or reject subscriptions from potential investors for any reason. A minimum of 22,000 Shares must be sold for the Company to accept any subscriptions.

There are no fees to open an investment account on Silicon Prairie's portal or to make an investment in the Shares. In order to subscribe for Shares, a prospective investor must complete and execute a Subscription Agreement, the form of which is attached hereto as "Exhibit 2 – Subscription Agreement – form of".

If the Company rejects a requested subscription for any reason, a full refund, without deduction or interest, will be made. After such a refund has been made, the Company and its directors, officers, and agents will have no further liability to the prospective investor.

Each properly completed and tendered subscription constitutes an irrevocable offer to purchase Notes for thirty (30) calendar days, unless sooner accepted or rejected by the Company in its sole discretion.

Material Changes......................If the Company determines that there are any material changes to the Offering, investors will be notified of such changes and given instructions to reconfirm their commitment within five business days. If an investor does not reconfirm their commitment within such period, the subscription will be canceled, and funds will be returned.

In the event the Company fails to reach the Minimum Offering, any investment commitments will be cancelled, and funds will be returned.

Closing & Escrow Process..........Investors that have signed Subscription Agreements to purchase Shares will pay their committed investment amount into a non-interest-bearing escrow account maintained by Silicon Prairie with BankVista of Sartell, Minnesota. Payment instructions are available on the portal during the investment process.

Our transfer agent, Silicon Prairie Registrar and Transfer, LLC ("SPRT"), an affiliate of Silicon Prairie, will keep records of our issued and outstanding Shares (the "Securities") and will issue digital Securities to investors in connection with each closing - paper certificates will not be available. At each closing, SPRT will record the issuance of Shares to investors when funds are received from the escrow agent. Like other online investment accounts, investors have access to their Securities through the Silicon Prairie portal.

Silicon Prairie will notify the Company and investors when the Minimum Offering has been met. Unless the Company raises at least the minimum amount, no Shares will be sold in this Offering, investment commitments will be canceled, and committed funds will be returned.

Investors may cancel an investment commitment for any reason up until 48 hours prior to a closing (each, a "Cancellation Period") by logging into their account with Silicon Prairie, browsing to the Investor Dashboard, and clicking to cancel their commitment. If an investor does not cancel their commitment during a Cancellation Period, funds will be released to the Company upon closing and the investor will receive Securities in exchange for their investment. Further, if an investor does not reconfirm their investment after a material change is made to the Offering, their commitment will be canceled, and funds will be returned.

Restrictions on Transfer............Shares may not be transferred by any investor during the one-year period beginning when issued, unless:
1. To the Company,
2. To an accredited investor,
3. As part of an offering registered with the SEC, or
4. To a member of the family of the investor or the equivalent[4], to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

---

[4] The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

In addition, there is no ready market for the Notes, and it may be difficult or impossible for an investor to sell or otherwise dispose of them. Furthermore, investors are not permitted to assign the Notes without the Company's prior written consent.

RISK FACTORS

THE STATEMENTS IN THIS SECTION DESCRIBE THE MOST SIGNIFICANT RISKS TO OUR BUSINESS AND SHOULD BE CONSIDERED CAREFULLY IN CONJUNCTION WITH THE REST OF THIS OFFERING STATEMENT.

IN ADDITION, CERTAIN STATEMENTS IN THIS OFFERING STATEMENT INCLUDE "FORWARD-LOOKING STATEMENTS" AS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE UNCERTAINTIES THAT COULD SIGNIFICANTLY IMPACT RESULTS.

FORWARD-LOOKING STATEMENTS GIVE CURRENT EXPECTATIONS OR FORECASTS OF FUTURE EVENTS ABOUT THE COMPANY OR OUR OUTLOOK. YOU CAN IDENTIFY FORWARD-LOOKING STATEMENTS BY THE FACT THEY DO NOT RELATE TO HISTORICAL OR CURRENT FACTS AND BY THE USE OF WORDS SUCH AS "BELIEVE," "EXPECT," "ESTIMATE," "ANTICIPATE," "WILL BE," "SHOULD," "PLAN," "FORECAST," "TARGET," "GUIDE," "PROJECT," "INTEND," "COULD" AND SIMILAR WORDS OR EXPRESSIONS.

FORWARD-LOOKING STATEMENTS ARE BASED ON ASSUMPTIONS AND KNOWN RISKS AND UNCERTAINTIES. ALTHOUGH WE BELIEVE WE HAVE BEEN PRUDENT IN OUR ASSUMPTIONS, ANY OR ALL OF OUR FORWARD-LOOKING STATEMENTS MAY PROVE TO BE INACCURATE AND WE CAN MAKE NO GUARANTEES ABOUT OUR FUTURE PERFORMANCE.

SHOULD KNOWN OR UNKNOWN RISKS OR UNCERTAINTIES MATERIALIZE OR OUR UNDERLYING ASSUMPTIONS PROVE INACCURATE, ACTUAL RESULTS COULD MATERIALLY DIFFER FROM PAST RESULTS OR THOSE ANTICIPATED, ESTIMATED, OR PROJECTED.

WE UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS, OR OTHERWISE.

THE FOLLOWING IS A CAUTIONARY DISCUSSION OF RISKS, UNCERTAINTIES, AND ASSUMPTIONS THAT WE BELIEVE ARE MATERIAL TO OUR BUSINESS. IN ADDITION TO THOSE DISCUSSED ELSEWHERE IN THIS OFFERING STATEMENT, THE FOLLOWING ARE SOME OF THE IMPORTANT FACTORS THAT, INDIVIDUALLY OR IN THE AGGREGATE, WE BELIEVE COULD MAKE OUR ACTUAL RESULTS DIFFER MATERIALLY FROM THOSE DESCRIBED IN ANY FORWARD-LOOKING STATEMENTS.

THE PURCHASE OF OUR SECURITIES IS HIGHLY SPECULATIVE AND INVOLVES A VERY HIGH DEGREE OF RISK. AN INVESTMENT IN THE COMPANY IS SUITABLE ONLY FOR PERSONS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. ACCORDINGLY, IN MAKING AN INVESTMENT DECISION WITH RESPECT TO THE COMPANY, INVESTORS SHOULD CAREFULLY CONSIDER ALL MATERIAL RISK FACTORS, INCLUDING THE FOLLOWING, AS WELL AS OTHER INFORMATION SET FORTH HEREIN.

Risks Related to the Company's Business & Financial Condition

We have incurred losses since our inception and recent positive revenue may not continue.

From the inception of Orbital Assembly Corporation, our Predecessor, on August 21, 2019 to June 30, 2024, we have accumulated losses of $3,063,049. While the Company earned its first revenue in fiscal year 2023 and is starting to move towards recovery of past losses, we are unable to predict the extent of any future losses or when we will become profitable, if at all. If we are unable to achieve and then maintain profitability, the market value of our securities will likely experience significant decline.

We are an early-stage company with a limited operating history, which makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment.

Our Predecessor was formed on August 21, 2019 under the laws of the state of California, and the Company was effectively re-domiciled on September 9, 2022 and, as such, we have limited operating history which may make it difficult to evaluate our current business and prospects. We may encounter risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges in forecasting accuracy, determining appropriate investments of our limited resources, market acceptance of our existing and future solutions, managing customer implementations and developing new solutions. Our current operating model may require changes in order for us to achieve profitability and scale our operations efficiently. For example, we may need to enhance our products and product delivery to allow us to efficiently and cost-effectively develop and implement new programs, make our products easy to implement, ensure our marketing strategy is designed to drive highly qualified leads cost-effectively and implement changes in our sales model to improve the predictability of our sales and reduce our sales cycle. If we fail to implement these changes on a timely basis or are unable to implement them due to factors beyond our control, our business may suffer. You should consider our business and prospects in light of the risks and difficulties we face as an early-stage company.

Our business model is evolving and is distinct from other companies in our industry and it may not be successful. As a result of these factors, the future revenue and income potential of our business is uncertain. Any evaluation of our business and prospects must consider these factors and the risks and uncertainties often encountered by companies in the early stage of development. Some of these risks and uncertainties relate to our ability to:
• Raise adequate financing,
• Respond effectively to competition, and
• Attract and retain qualified employees.

There can be no assurance that we will ever generate sufficient revenues to achieve or sustain profitability or generate positive cash flow or be successful in implementing our business plan.

Our business plan and maintaining and expanding operations will require us to seek additional capital.

The development and deployment of large space structures require significant capital investments. We will require additional capital in the future if we fail to successfully execute our business plan, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests, and the per-share value of our

outstanding stock could decline. Moreover, any new equity securities we issue could have rights, preferences, and privileges senior to those of holders of our outstanding stock. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios.

If we need additional capital and cannot raise or otherwise obtain it on acceptable terms, we may not be able to, among other things:
- maintain or increase our product and service offerings,
- develop or introduce product enhancements,
- continue to expand our development, sales and marketing, and general and administrative organizations,
- acquire complementary technologies or businesses,
- expand our operations,
- hire and retain management, administrative staff, or other employees, or
- respond to competitive pressures or unanticipated working capital requirements.

Our cash and cash equivalents may not be sufficient to fund our operating expenses, capital equipment requirements, and other expected liquidity requirements.

Our future capital requirements will depend on a number of factors, including our success in developing and expanding markets for our products, payments under possible future strategic arrangements, continued progress of our research and development of potential products, the need to acquire licenses to new technology, costs associated with increasing our manufacturing and development facilities, costs associated with strategic acquisitions including integration costs and assumed liabilities, litigation expense, the status of competitive products, and potential cost associated with both protecting and defending our intellectual property. Additionally, actions taken because of the ongoing internal evaluation of our business could result in expenditures that are not currently contemplated. Factors that could affect our capital requirements, in addition to those listed, include continued collections of accounts receivable consistent with our historical experience and our ability to manage product development efforts.

We have experienced significant losses, may not generate meaningful revenues, and may not achieve profitability, which could affect our ability to continue as a going concern and harm your investment.

For the 58-month period from the inception of our Predecessor to June 30, 2024, we have generated cumulative revenue of $1.8 million and cumulative net losses of $3.0 million. As of June 30, 2024, we had current assets of $204,000 and current liabilities of $174,000, resulting in working capital of $30,090. Future operations are expected to incur significant expenses, including costs related to sales, general administration, and product development. Our ability to continue as a going concern depends on generating additional revenues and securing financing. If we fail to do so, we may be forced to curtail or suspend operations, or even liquidate the company, leading to the loss of your investment.

We have only generated revenue from a small number of customers, and failure to significantly expand our customer base could harm our business and your investment.

To date, we have generated sales from a limited number of customers. If we fail to broaden our customer base and generate more substantial revenue, we may not be able to sustain or

grow the business. This could result in reduced operational capacity or even the dissolution of the Company, and you may lose your investment.

We face intense competition from companies with greater resources and brand recognition, which may hinder our ability to compete and impact your investment.

Our ability to remain competitive depends on offering products that are attractively priced and superior in quality compared to those of our competitors. However, many of our competitors have greater name recognition, larger customer bases, and significantly more financial, technical, and marketing resources. This puts them in a better position to gain market share at our expense, which could reduce our operating margins, diminish our brand value, and ultimately hurt our business.

Our inability to compete successfully against current and future competitors may result in reduced margins, loss of market share, and a diminished brand, which could harm your investment.

Many of our competitors have larger financial and operational capabilities, allowing them to lower prices or invest more heavily in product development and marketing. These competitors also compete with us in recruiting and retaining qualified personnel. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues. These factors could lead to reduced market share, operating margins, and long-term brand value. In response to competitive pressures, we may have to make pricing or marketing decisions, such as reducing prices or implementing promotional campaigns, which could further impact our profitability and harm the business.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases such as COVID-19 in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

Our lead in developing gravity-capable space structures may erode as competitors advance their technologies, which could negatively affect our competitive position and harm your investment.

We believe we have a technological lead in developing space-based business parks with gravity capabilities. However, the space industry is rapidly evolving, and competitors with greater resources, established technologies, and industry relationships may develop similar or superior solutions faster than we anticipate. This could reduce our market advantage and negatively impact our ability to generate revenue. Additionally, many competitors are better capitalized, allowing them to offer lower prices or invest more in research and development.

If we cannot maintain our competitive edge, we may struggle to achieve the growth we project, and your investment could be adversely affected.

We are highly dependent upon certain key personnel.

Our success depends upon the continued service of our founders and executives, including Timothy Alatorre, Thomas Spilker, and Rhonda Stevenson. Each of these people could terminate their relationship with us at any time while maintaining their entire ownership stake. The loss of any of these people might significantly delay or prevent the achievement of our business objectives and could materially harm our business, financial condition, and results of operations. We have no key man life insurance on any of these people to mitigate the financial impact of their potential loss.

Our ability to attract and retain key technical talent is critical to our success, and competition for such talent is intense.

The space industry is highly specialized, and our success depends heavily on our ability to attract, retain, and motivate skilled personnel, particularly engineers, scientists, and other technical experts. The competition for talent in the space industry is intense, and larger, more established companies may offer more attractive compensation packages or career opportunities. If we are unable to retain our key employees or attract new talent, our ability to develop and operate our space structures could be impaired, potentially leading to delays or higher costs.

No assurances may be given that we will be able to successfully execute our current business plan or develop any other new products or services.

Our business strategy outlines the use of the decades of experience our personnel have accumulated to expand the services and products we offer. These services and products are in the development stage and involve new and untested technologies and business models, which may not be successful and could result in the loss of any investment we make in developing them.

Product development involves a high degree of risk and uncertainty, and there can be no assurance that our potential products and services will be successfully developed, achieve their intended benefits, receive full market authorization, or be commercially successful.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us with a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other

proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Third parties may claim we are infringing their intellectual property rights, and we could suffer significant litigation or licensing expenses or be prevented from selling products.

As we introduce any new and potentially promising product or service or improve existing products or services with new features or components, companies possessing competing technologies, or other companies owning patents or other intellectual property rights, may be motivated to assert infringement claims to generate royalty revenues, delay or diminish potential sales, and challenge our right to market such products or services. Even if successful in defending against such claims, patent and other intellectual property related litigation is costly and time consuming. In addition, we may find it necessary to initiate litigation in order to protect our intellectual property rights, and even if the claims are well-founded and ultimately successful, such litigation is typically costly and time-consuming and may expose us to counterclaims, including claims for intellectual property infringement, antitrust, or other such claims.

Third parties could also obtain patents or other intellectual property rights that may require us to either redesign products or, if possible, negotiate licenses from such third parties. Adverse determinations in any such litigation could result in significant liabilities to third parties or injunctions or could require us to seek licenses from third parties, and if such licenses are not available on commercially reasonable terms, prevent us from manufacturing, importing, distributing, selling, or using certain products, any one of which could have a material adverse effect on us. In addition, some licenses may be non-exclusive, which could provide our competitors with access to the same technologies. Under any of these circumstances, we may incur significant expenses.

Our insurance coverage may be inadequate to cover all significant risk exposures.

We are exposed to liabilities that are unique to the products and services we provide. We maintain insurance for certain risks, and we believe our insurance coverage is consistent with general practices within our industry. However, the amount of our insurance coverage may not cover all claims or liabilities, and we may be forced to bear substantial costs.

Our facilities could be susceptible to damage caused by other natural disasters.

Our facilities could be susceptible to damage caused by hurricanes, tornados, or other natural disasters. Although we insure our properties and maintain business interruption insurance,

there can be no guarantee that the coverage would be sufficient, or a claim will be fulfilled. A natural disaster could result in a temporary or permanent closure of our business operations, thus impacting our future financial performance.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under §404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if it becomes necessary to perform the system and process evaluation, testing, and remediation required to comply with the management certification and auditor attestation requirements of Sarbanes-Oxley.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not meet our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

If we experience rapid growth and are not able to manage it successfully, this could adversely affect our business, financial condition, and results of operations.

Rapid growth will place a significant strain on our financial, operational, and managerial resources. While we engage in strategic and operational planning to adequately manage anticipated growth, there can be no assurance that we will be able to implement and subsequently improve operations and financial systems successfully and in a timely manner to fully manage our growth. There can be no assurance that we will be able to manage our growth and any inability to successfully manage growth could materially adversely affect our business, financial condition, and results of operation.

Our activities and products are subject to regulation by various international, federal, state, and local laws, regulations, and government agencies.

The manufacturing, marketing, and distribution of our products is subject to extensive international, federal, state, and local governmental regulation and licensing. The need to comply with new, evolving, or revised tax, environmental, safety, or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or

reputation. Delays or failures in obtaining the necessary approvals could also adversely impact our ability to operate and expand our business.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks", and other malicious activity, as well as natural disasters, power outages, terrorist attacks, and similar events. Such events could have an adverse impact on us, including degradation of service, service disruption, excessive call volume, and damage to our data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We face significant technological and engineering challenges that could delay or prevent the successful development of our space structures.

The development and operation of large space structures, such as gravity-capable space stations and solar power platforms, are subject to complex technological and engineering hurdles. Any setbacks in our research, design, construction, launch, or operational functionality could lead to significant delays or failures in our business plan. If we are unable to address these challenges, our business and financial condition could be adversely affected.

We are dependent on unproven technologies, which may not succeed commercially.

Many of the technologies required for our space structures are in the early stages of development and have not yet been proven to be commercially viable. If these technologies do not meet expectations or cannot be scaled effectively, our ability to generate revenue and achieve profitability could be severely impacted.

The market demand for space-based infrastructure is uncertain, and our business model relies on the growth of the commercial space economy.

The market for space-based infrastructure, such as gravity-capable space stations and solar power platforms, is still emerging, and it is uncertain whether sufficient demand will develop. Our success depends on the growth of the commercial space economy and the willingness of governments and private enterprises to invest in our solutions. Without this demand, our business may not succeed.

The sales and development cycles for space infrastructure projects are long and could negatively impact our cash flow.

The development and sale of space-based infrastructure involves long cycles due to the complexity of the products and regulatory requirements. Delays in securing contracts or developing products could negatively affect our cash flow and financial condition, and any cancellations or delays by our customers could have a significant impact on our revenue.

International treaties and space law could restrict our ability to conduct operations in space.

Our operations are subject to international treaties, such as the Outer Space Treaty, which governs the use of outer space. Compliance with these treaties and national space laws can be complex and costly. Any changes in international relations or space law could create new regulatory hurdles, potentially affecting our ability to operate in space.

Environmental risks in space, including space debris, could damage our infrastructure and result in significant operational and financial losses.

Space debris and other environmental hazards in space pose significant risks to our infrastructure. If our space structures are damaged or destroyed by debris or other environmental events, we could face substantial financial losses, operational setbacks, and potential liability under international space law.

Our business is dependent on government contracts and grants, which may not be available at levels needed to support our growth.

A significant portion of our funding may rely on government contracts or grants. There is no guarantee that we will secure these funds, and any reduction in government spending on space projects could adversely affect our business. Without sufficient government support, we may struggle to fund our operations and achieve our business objectives.

Our business success depends on partnerships and collaborations, which may not yield the desired results.

We rely on partnerships and collaborations with government agencies and private companies to develop and deploy our technologies. If these partnerships fail to produce the expected results, our ability to achieve our business objectives could be compromised.

The extreme space environment poses significant risks to the safety and durability of our space structures.

Our space structures will be exposed to extreme conditions, such as high radiation levels, micrometeoroids, and temperature fluctuations. These conditions pose significant risks to the safety and durability of our assets. If we are unable to protect our structures from these hazards, we could face operational failures and financial losses.

Unpredictable space events, such as solar flares or collisions, could result in catastrophic damage to our space infrastructure.

Space operations are inherently risky, and unpredictable events such as solar flares, geomagnetic storms, or collisions with other space objects could cause catastrophic damage to our infrastructure. These events may be difficult to predict or mitigate, and any failure could have a devastating impact on our business.

We may face significant challenges in designing and developing space structures that operate in the unique environments of Earth orbit and cislunar space.

Our business plan involves designing, developing, and operating large space structures in Earth orbit and cislunar space, environments that present unique challenges, such as high radiation, extreme temperatures, and debris hazards. Successfully overcoming these

challenges is critical to our business. There can be no assurance that we will be able to design or develop structures that can withstand these conditions, or that our systems and technologies will function as intended in such environments.

Our reliance on commercial-off-the-shelf (COTS) products and third-party launch providers may expose us to supply chain and operational risks.

Our space structures rely on commercial-off-the-shelf (COTS) spaceflight products and third-party launch services. Any delays, disruptions, or cost increases in the availability of these products or services could negatively affect our ability to develop and deploy our platforms. Moreover, if these third parties are unable to meet their obligations, it could lead to delays in construction, higher costs, or project cancellations, all of which could materially affect our business.

The long-term physiological effects of gravity-capable platforms are unknown and could affect our ability to sustain occupancy in space.

While our space stations are designed to address some of the challenges of microgravity, the long-term physiological effects of operating in a gravity-capable environment in space are largely unknown. If unanticipated health issues arise for occupants of our stations, it could lead to a reduction in demand for our platforms and damage our reputation, thereby adversely affecting our business.

The decreasing cost of launch services could increase competition in space-based manufacturing and research.

While decreasing launch costs provide an opportunity for us to deploy our structures more affordably, they also lower the barriers for competitors entering the market. As the cost of reaching space continues to fall, other companies may enter the space-based manufacturing and research sectors, leading to increased competition and downward pressure on prices. This could reduce our profitability and market share.

Our business depends on the successful commercialization of space, which may take longer than anticipated to develop.

The success of our business model is heavily dependent on the growth of the commercial space industry, including demand for on-orbit manufacturing, research, and data storage. If the commercialization of space does not proceed as quickly as anticipated, or if there is insufficient demand for our space platforms, we may not be able to generate sufficient revenue to sustain our business.

The limited availability of commercial space on the ISS may not drive demand as quickly as expected.

Our business model assumes that the limited commercial capacity on the International Space Station (ISS) will drive demand for our space platforms. However, if the ISS expands its commercial capabilities, if new competitors enter the market, or if demand for commercial space services does not grow as expected our projections for customer acquisition and revenue generation could be adversely affected.

We are subject to significant cost risks related to space platform construction.

Our business plan involves constructing space platforms with over 400 times the capacity of the ISS's commercial area at a fraction of the cost per cubic meter. There can be no assurance that we will be able to achieve these cost reductions. Unanticipated construction, material, or labor costs, as well as delays in the manufacturing process, could increase our expenses and reduce our profitability.

We may face security and confidentiality risks when working with the Department of Defense and other government agencies.

We expect to serve government customers, including the Department of Defense and civil space authorities, which may involve handling sensitive or classified information. Any failure to adequately protect this information could lead to legal liability, loss of government contracts, or reputational damage, all of which could harm our business. Additionally, stringent security requirements may increase our operational costs and complexity.

Our projected revenues are based on market forecasts that may not materialize as expected.

Our business model and financial projections are based on forecasts, including the expectation that the total addressable market for on-orbit commercial enterprises will reach over $1.4 trillion by 2030. If the actual market growth is slower than forecasted, or if our assumptions about customer demand or pricing are inaccurate, our revenues could fall short of expectations, leading to financial losses.

The costs of insurance coverage for space operations may increase or may not be sufficient to cover our risks.

Operating in space involves significant risks, including launch failures, operational malfunctions, and collisions with space debris. While we maintain insurance coverage for certain aspects of our business, the space insurance market is evolving, and future coverage may be difficult to obtain or prohibitively expensive. Additionally, insurance policies may not cover all potential risks or damages. If we experience an uninsured or underinsured event, it could lead to substantial financial losses that could adversely impact our business.

We may be subject to reputational harm due to the environmental impact of our space operations.

As environmental concerns about space operations grow, including the impact of space debris and the environmental footprint of launches, our business may be subject to increasing scrutiny from regulators, environmental groups, and the public. Any perception that our operations contribute to the growing issue of space debris or other environmental risks could damage our reputation and lead to negative publicity, regulatory fines, or additional operational costs.

Space-specific risks, such as solar storms and radiation exposure, could damage our structures and affect human occupants.

Our space structures will be exposed to space-specific hazards, such as solar storms and radiation, which could damage critical systems or pose health risks to any human occupants. These risks are difficult to predict and mitigate, and any failure to protect our structures or personnel could lead to operational failures, financial losses, and reputational harm.

Additionally, if radiation exposure proves to be a significant challenge, it could deter customers from using our platforms, reducing demand for our services.

The images, renderings, and visualizations may not accurately reflect final outcomes or future developments.

Unless otherwise expressly stated herein, images, renderings, and visualizations included in this Offering Statement are intended for illustrative and conceptual purposes only and do not depict actual completed platforms, products, or facilities. These visualizations should not be construed as representations or warranties by the Company or its affiliates regarding the final design, appearance, functionality, or successful completion of any future platforms, products, or facilities. Investors should be aware that such platforms, products, or facilities are subject to ongoing research and development, regulatory approvals, construction, and other material uncertainties.

The successful completion of any proposed project is dependent on numerous factors, including but not limited to, securing sufficient funding, obtaining the necessary permits and regulatory approvals, overcoming technical challenges, and addressing unforeseen delays or setbacks. As a result, the actual results of these projects, including their design, performance, and operational capabilities, may differ significantly from the visualizations presented.

Additionally, there can be no assurance that any construction, development, or operational milestones will be achieved within the projected timelines, budget, or as otherwise depicted in these illustrative images. Investors should not rely on these visualizations as indications of the Company's ability to successfully complete any of its proposed platforms, products, or facilities, nor should they assume that the Company will achieve the operational results implied by these conceptual illustrations. Investing in the Company involves substantial risks, and prospective investors should carefully consider these risks, along with the other risk factors disclosed in this Offering Statement, before making an investment decision.

Risks Related to our Securities

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company's prior securities offerings may not have complied with all relevant state and federal securities laws, which could expose the Company to significant liabilities. The Company has conducted prior offerings of securities, and there is a risk that it may not have fully complied with applicable state and federal securities laws. If it is determined by a court or regulatory authority with jurisdiction that the Company violated such laws, the Company may be required to offer rescission rights to the investors in those prior offerings. This would allow investors to require the Company to repurchase their securities at the original purchase price, plus interest. There is no assurance that the Company will have sufficient funds to fulfill such obligations, and the proceeds from this Offering may need to be used to pay these amounts.

Further, the failure to comply with state or federal securities laws could result in regulatory enforcement actions, including fines, penalties, or other sanctions, and could potentially limit the Company's ability to conduct future securities offerings. These penalties could significantly impair the Company's financial condition and its ability to raise capital in the future.

The Company is currently the subject of an SEC investigation relating to prior securities offerings, the outcome of which is uncertain and could result in significant penalties, disqualification from capital-raising exemptions, and materially impact the Company's operations and financial condition.

The Company is subject to an ongoing investigation by the U.S. Securities and Exchange Commission, which could result in significant penalties and materially impact the Company's operations and financial condition. The Company is currently under investigation by the SEC for potential violations of federal securities laws, including anti-fraud provisions, in connection with its prior securities offerings. The investigation, initiated in January 2024, focuses on statements made in the Company's offering materials, investor presentations, and filings associated with the prior capital raises. The SEC is reviewing whether certain statements were materially misleading or lacked a reasonable basis, as well as whether required filings under Reg CF were incomplete or inaccurate. The investigation does not mean that the SEC has concluded that the Company or any representative has violated the law. Also, the investigation does not mean that the SEC has a negative opinion of any person, entity, or security.

The Company has been cooperating with the SEC, providing extensive documentation and testimony from senior executive officers in response to subpoenas received by them. Although the SEC has not yet indicated whether formal charges will be brought, the Company may receive a Wells Notice, signaling the SEC's intent to pursue enforcement action. A Wells Notice indicates that the SEC staff intends to recommend that the SEC file an enforcement action alleging violations of securities laws. If the Company receives a Wells Notice, it will have an opportunity to submit a written response (known as a "Wells Submission") to argue why an enforcement action should not be pursued. However, a Wells Notice typically signifies that the SEC has already gathered substantial evidence supporting potential claims against the Company.

If the SEC proceeds with an enforcement action, the Company could face a range of penalties, including but not limited to fines, sanctions, restrictions on future securities offerings, and potentially the requirement to offer rescission rights to investors in prior offerings. If investors exercise rescission rights, the Company could be required to repay the amounts invested, with interest. There is no assurance that the Company will have sufficient funds to meet these obligations, and the proceeds from this Offering may be required to satisfy them.

Furthermore, if the SEC determines that the Company or its directors, executive officers, or other key personnel violated securities laws, the Company or such individuals could be subject to "bad actor" disqualification under Rule 506(d) of Regulation D ("Reg D"), Rule 503(a) of Reg CF, and Rule 262(a) of Regulation A ("Reg A").

A "bad actor" designation would prohibit the Company from relying on exemptions for private securities offerings under Reg D, such as Rule 506(b) or Rule 506(c), from conducting equity crowdfunding offerings under Reg CF, and from utilizing Tier 1 or Tier 2 offerings under Reg A. These disqualifications could severely limit the Company's ability to raise capital through private placements, crowdfunding, or small public offerings, forcing it to pursue registered offerings or other less favorable financing alternatives. The Company's ability to raise capital is dependent on its compliance with federal securities laws, and the potential for "bad actor" disqualification significantly increases the risk of being unable to access exemptions that are critical to its capital-raising strategies.

The ongoing SEC investigation creates substantial uncertainty, and any adverse outcome, including a Wells Notice or "bad actor" designation, could materially affect the Company's financial condition, operations, and its ability to raise capital in the future.

We can provide no assurance as to our future financial performance or the investment result of a purchase of the Securities.

Any projected results of operations involve significant risks and uncertainties, should be considered speculative, and depend on various assumptions which may not be correct. The future performance of the Company and the return on our securities depends on a complex series of events that are beyond our control and that may or may not occur. Actual results for any period may or may not approximate any assumptions that are made and may differ significantly from such assumptions. We can provide no assurance or prediction as to our future profitability or to the ultimate success of an investment in our Securities.

Because there are no existing markets for the Securities, the valuations at which we complete sales may not be indicative of the market value of the Securities, which may decrease significantly.

There is currently no public market for the Securities, and we cannot guarantee that an active or liquid trading market for them will develop or be sustained after this offering. The valuations at which we have completed prior sales of our securities, including the terms of this Offering, were determined by the Company and may not accurately reflect the market price of the Securities if they are ever traded on a public exchange.

If our securities are eventually listed on a public exchange, the market price may fluctuate significantly due to several factors, including, but not limited to, variations in our operating results, changes in investor perception of the Company's prospects, and fluctuations in the market conditions for similar companies. Additionally, even if a market for our securities does develop, it may not be sustained, and the lack of liquidity could impair your ability to sell your Shares at your preferred time or price, potentially resulting in a substantial loss of your investment.

Furthermore, the absence of an established market may limit the ability of shareholders to resell their Shares, and the price at which shareholders may be able to sell their Shares, if at all, may be lower than the original purchase price. Consequently, you may be required to hold your Shares indefinitely, and there can be no assurance that you will be able to recover your investment or realize any returns.

Our past securities offerings were not reviewed by securities agencies.

The offer and sale of our securities was not approved or disapproved by the SEC or any state regulatory agencies, and no regulatory body passed upon or endorsed the accuracy, adequacy, or completeness of our disclosure. Accordingly, prospective investors must rely on their own examination of such documents, including, without limitation, the merits of, and risks involved in, acquiring the securities.

There are significant restrictions on the transferability of the Securities, which may limit your ability to liquidate your investment.

The Securities being offered will be deemed "restricted securities" as defined under Rule 144 of the Securities Act. As such, the Securities cannot be sold, transferred, pledged, or otherwise disposed of unless they are registered under the Securities Act and any applicable state securities laws, or unless an exemption from such registration is available. The Company has

not agreed to, and is under no obligation to, register the Securities for resale or to assist investors in complying with the conditions necessary for a resale exemption.

In addition to these statutory restrictions, our organizational documents, including our charter and any applicable shareholders' agreements, may impose additional limitations on the transfer of the Securities. These restrictions may include requirements for approval by the Company or other shareholders before any transfer can occur and may prohibit transfers to certain categories of buyers, such as competitors. As a result, your ability to sell or otherwise transfer your Securities may be severely limited.

Due to these legal and contractual restrictions, investors should be prepared to hold their Securities for an indefinite period, potentially until the Company undergoes a liquidity event, such as a public offering, sale, or merger. There is no guarantee that such an event will occur within a specific time frame, if at all. Consequently, you may not be able to liquidate your investment at your preferred time or at a price that reflects the value of your Securities, and you could incur substantial losses on your investment. There is no guarantee of any such event, and you may not be able to sell your Securities for an extended period or at a price that reflects their value, resulting in significant losses.

There is no market for the Company's securities, and there may never be one, which may severely limit your ability to sell or transfer your Shares.

Currently, there is no public trading market for any of the Company's securities, including the Shares. Our securities are not listed on any stock exchange or quoted in over-the-counter markets. As a result, any sale, pledge, or transfer of our securities must occur in privately negotiated transactions, and even then, such transactions are subject to compliance with applicable securities laws and any restrictions imposed by the Company's organizational documents. There is no guarantee that the Shares can be resold in such transactions or that they will meet the conditions necessary for transfer.

The Company provides no assurance that an active public trading market for its securities will develop at any point in the future. If you purchase the Securities, you should be prepared to hold them indefinitely, as liquidity may be extremely limited. Furthermore, there is no assurance that any liquidity event, such as a merger, acquisition, or sale of the Company, will occur or, if it does, that it will provide meaningful liquidity for shareholders.

Additionally, even if the Company were to seek registration of its securities to facilitate resale, legal, commercial, regulatory, market-related, or other factors could prevent such registration. As a result, you may not be able to resell the Shares or liquidate your investment, which could result in the loss of part or all of your investment in the Company.

Future dilution of your ownership interest is likely as we may issue additional securities.

In the future, we may issue additional equity securities, including shares of common stock, preferred stock, or securities convertible into equity, to raise capital or for other corporate purposes. Any issuance of additional securities could dilute your ownership interest in the Company, and the value of the Securities may decline as a result.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the Shares upon a qualifying financing.

We are conducting concurrent offerings of Convertible Notes and Series A Convertible Preferred Stock, which may create risks and conflicts for investors in this Offering.

We are currently offering both Convertible Notes and Series A Convertible Preferred Stock, which may result in a variety of risks for investors in this Offering. The terms of each offering, including conversion features, interest or dividend rates, and priority in the event of liquidation, may differ. As a result, the Convertible Notes and Series A Convertible Preferred Stock investors may have different or conflicting rights, preferences, and interests compared to each other and compared to the holders of other securities we may issue in the future.

Furthermore, the concurrent offerings may create competitive pressures on the Company's valuation and share price, as each class of investors may expect returns in line with their specific investment terms. If additional financing is required or future rounds are conducted at valuations lower than the current offering, known as a "down round," this could result in dilution of equity ownership and a decrease in the value of the securities offered in this Offering. Such events may adversely impact the economic interests of investors in both the Convertible Notes and the Series A Convertible Preferred Stock, as well as investors in this Offering.

Investors should consider these risks carefully and understand that their rights and returns may be impacted by the terms and performance of these concurrent offerings.

We may not pay dividends in the foreseeable future, and the only return on your investment may come from selling the Securities.

We do not expect to declare or pay any dividends in the near future. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend on a variety of factors, including our financial condition, operating results, capital requirements, and other factors. As a result, the only return on your investment may come from selling your Shares, which may not be possible if no market develops, or you are subject to restrictions on transfer.

We may be subject to anti-dilution provisions in our securities, which could dilute your ownership further.

The terms of certain securities we may issue in the future may include anti-dilution provisions, which could result in further dilution of your ownership interest. If we issue securities at a price lower than that of previously issued securities, these provisions may allow the holders of those earlier securities to receive additional shares or adjustments, reducing your percentage ownership.

Class B Common Stock is non-voting and limits investors' rights in corporate decisions affecting their investment.

As Class B Common Stock is non-voting, investors in the Shares cannot participate in shareholder votes on significant corporate decisions, such as mergers, sales, or amendments to the Company's charter, except as otherwise required by law. This lack of voting rights limits investors' ability to influence decisions that could materially affect the Company's operations, financial condition, or valuation and may result in corporate actions not aligned with their interests.

Investors in the Shares will have no voting rights in the Company, limiting their influence over key decisions even after conversion.

As holders of Class B Common Stock, investors in the Shares will not have voting rights and thus cannot influence corporate decisions, including those related to significant transactions or governance changes. If the Board elects to convert the Shares into Class A Common Stock at the 5:1 ratio as provided for in the Company's Certificate of Incorporation, as amended, investors will receive a reduced number of shares of Common Stock, which may limit any voting influence and leave control concentrated among existing voting shareholders.

The Company's Board of Directors has significant discretion to convert the Shares into Class A Common Stock, which may not align with your investment expectations.

The exchange of the Shares into Class A Common Stock is at the sole discretion of the Company's Board of Directors at a ratio of 5:1. This introduces uncertainty around if and when such conversion will occur, and investors may not be able to anticipate the timing or terms of such. The Board's decision to convert may not align with investors' expectations, potentially impacting the value of the securities and liquidity options.

The exchange ratio may dilute the economic value of the Shares.

The 5-to-1 exchange ratio may dilute the relative value of your investment if the Shares are converted into Class A Common Stock. If the valuation of Class A Common Stock fluctuates or declines over time, the effective value of your Class B shares could be significantly lower than anticipated, resulting in potential losses.

The Company's ability to issue additional shares could adversely affect future valuations.

The Company's governing documents may permit the issuance of additional shares of common stock without the need for shareholder approval. Future offerings or grants under an employee equity plan could increase the total number of outstanding shares, potentially reducing the market value of existing shares, including those issued upon conversion of your Shares.

There may be adverse tax consequences associated with the conversion of the Shares to Class A Common Stock.

The conversion of your Shares may result in a taxable event, depending on how the Internal Revenue Service (IRS) treats the transaction. Investors should consult with their tax advisors to fully understand the tax implications of holding and converting these securities.

The conversion of the Shares may trigger certain anti-dilution adjustments for other securities holders, which could further dilute your ownership.

If the Company has issued securities with anti-dilution protections, such as convertible notes or preferred stock, the conversion of the Shares into Class A Common Stock may trigger these protections. This could lead to the issuance of additional shares to other investors, further diluting your economic interest.

The tax treatment of dividends received from the Shares, if any, may differ from other types of investment income.

Dividends paid on the Shares may be subject to ordinary income tax rates, which could result in a higher tax liability compared to other types of investment income, such as capital gains. You are encouraged to consult with your tax advisor to understand the specific tax implications of investing in the Shares and how it may impact your overall tax situation.

Changes in tax laws or regulations may adversely affect your investment.

Future changes in federal, state, or local tax laws or regulations, or changes in the interpretation or enforcement of those laws, could negatively impact the value of your investment. Such changes may affect the tax treatment of the Securities or your returns, potentially reducing the after-tax return you receive from your investment.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement, or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any other document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

We intend to use the net proceeds from the sale of the Securities as described in the section entitled "Sources & Uses of Funds" of this Offering Statement. Our management has significant discretion and flexibility in applying net proceeds and you will be relying on their judgment with respect to the use of funds. You will not have the opportunity, as part of your investment decision, to assess whether net proceeds are being used appropriately. It is possible that we may invest proceeds in a way that does not yield a favorable, or any, return for us. Failure to use funds effectively could have a material adverse effect on our business, financial condition, operating results, and cash flow.

The commissions paid by the Company are subject to change depending on the success of the Offering.

In connection with the Offering, the compensation to be paid to Silicon Prairie includes a listing fee of $5,000 *plus* commissions of 5.00% of the amount sold from $0 to $1,000.000.00 *plus* 4.00% of the amount sold between $1,000,000.01 and $2,000,000.00 *plus* 3.00% of the amount sold between $2,000,000.01 and $10,000,000.00 *plus* 1.00% of any amounts sold over $10,000,000**.**

Total commissions earned by Silicon Prairie on any given financing for ABOVE via its portal are based on the Company's cumulative lifetime raises via such portal, which, in this case, total $457,705 as of October 31, 2024. The compensation paid by the Company to Silicon Prairie may impact how the Company uses the net proceeds of the Offering.

The Company has the right to limit individual investor commitment amounts based on the Company's determination of an investor's sophistication.

The Company may prevent any investor from committing more than a certain amount in this Offering based on the Company's determination of the investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Reg CF rules. This also means that other investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Offering even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Offering, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Offering, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Minimum Offering is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering; it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, one or more intermediate closes, also known as rolling closes, may occur, which will allow the Company to draw down all investor proceeds committed and funded during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they may make multiple investment commitments, which may be subject to different cancellation rights. For

example, if an intermediate close occurs and a material change occurs later as the Offering continues, investors whose commitments were previously closed will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to Governance & Ownership of the Company

The Company's officers and directors are indemnified by the Company.

The Company's Certificate of Incorporation and Bylaws provide for the indemnification of its officers and directors to the fullest extent permitted under Delaware law. This indemnification includes the elimination or limitation of personal liability for monetary damages to the Company and its stockholders for certain breaches of fiduciary duty, except in cases involving breaches of the duty of loyalty, acts or omissions not in good faith, intentional misconduct, knowing violations of law, or transactions from which the director or officer derived an improper personal benefit. While such indemnification may extend to liabilities arising in connection with securities offerings, including under the Securities Act of 1933, the Company has been advised that the SEC takes the position that indemnification for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

The concentration of our common stock ownership by our current management and certain affiliates will limit your ability to influence corporate matters.

As of June 30, 2024, our directors and officers beneficially own and can vote in the aggregate over 50% of our outstanding common stock. As such, these persons can exert significant influence over all corporate activities, including the election or removal of directors and the outcome of tender offers, mergers, proxy contests, or other purchases of our common stock that could give our stockholders the opportunity to realize a premium over the then-prevailing market price for their shares. As a result of the concentrated ownership of our common stock by management, stockholders may find it difficult or impossible to influence key corporate actions, including the election or removal of directors, approval of mergers, or other significant transactions. This could prevent stockholders from changing the board or management in a way that would align with their interests. This concentrated control will limit your ability to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial. In addition, such concentrated control could discourage others from initiating changes of control. In such cases, the perception of our prospects in the market may be adversely affected and the market price of our common stock may decline.

Conflicts of interest may arise as our management may have interests that are not aligned with those of investors.

Certain members of our management team may have other business interests that could conflict with their duties to the Company and to you as an investor. These conflicts could result in decisions that are not in the best interest of the Company or its investors, potentially adversely affecting the value of your investment.

Certain members of management may be party to long-term employment agreements or management contracts, which could affect corporate governance and costs.

Certain members of the Company's management may be (or may become) party to long-term employment agreements or management contracts, which could limit the ability of stockholders to influence changes in leadership or corporate governance. These agreements

43

may include severance or change of control provisions that could result in significant costs to the Company and impact stockholder returns.

Our management has broad discretion over corporate actions, which could affect the value of your investment.

Our management has broad discretion over corporate actions, including the ability to issue additional equity or debt securities, approve mergers or acquisitions, or change the strategic direction of the Company. These decisions may not always align with the interests of investors and could affect the value of your investment.

Additional Risk Factors Related to Recent Developments

The Company was the victim of a theft that materially reduced its cash reserves, and it remains vulnerable to future cyber incidents.

As described under "*Recent Developments*," the Company experienced a federal crime in July 2025 in which approximately 90% of its cash reserves were stolen through unauthorized transfers. The Company remains obligated to repay outstanding loans in full notwithstanding the theft, and there can be no assurance that lender extensions will be obtained on favorable terms or that any stolen funds will be recovered.

This incident has materially reduced the Company's liquidity and capital resources, and it may limit the Company's ability to fund operations, service obligations, or pursue growth opportunities. While management has engaged security experts and implemented additional protocols to mitigate these risks, there can be no assurance that such measures will be sufficient to prevent or address future incidents.

The incident also underscores the Company's vulnerability to cybersecurity breaches and other unauthorized intrusions. Any future thefts, data breaches, or cyberattacks could result in additional financial losses, disruption of operations, reputational damage, and regulatory scrutiny, any of which could materially affect the Company's business, financial condition, and ability to raise capital.

The Company is subject to an ongoing SEC review, which may result in penalties and materially impact its financial condition.

The Company is subject to an ongoing review by the U.S. Securities and Exchange Commission ("SEC") relating to prior securities offerings. The SEC has provided a list of potential violations, and the Company has submitted a response. Based on current communications, the SEC has indicated that it does not intend to issue a Wells Notice and is not pursuing claims of recklessness, intentional misconduct, or criminal violations. The matters under review are currently limited to potential negligence.

The penalties remain under negotiation, and there can be no assurance as to the timing, terms, or outcome of the SEC's review. Any resolution may involve monetary fines or other obligations. If such penalties are imposed, the Company may be required to use proceeds of this Offering or other resources to satisfy them, which could materially impact its financial condition, liquidity, and ability to fund operations. The outcome of the SEC's review remains uncertain, and any adverse determination could materially affect the Company's business, operations, and its ability to raise capital.

The Company's ability to secure lender extensions is uncertain, and failure to repay

these loans when due could result in default.

The Company is in the process of negotiating extensions with its lenders following the theft of Company funds. There is no assurance that all lenders will agree to extend repayment obligations or that any extensions will be on favorable terms. If the Company is unable to secure such extensions, it may be forced to restructure its obligations, divert operating cash to debt repayment, or seek additional financing on unfavorable terms, any of which could materially and adversely affect its financial condition and prospects. If the Company is unable to repay or refinance these loans when they become due, it could default on its obligations, which may lead to acceleration of indebtedness, legal action by lenders, or insolvency proceedings.

The theft of Company funds and the SEC investigation may harm the Company's reputation.

The theft of Company funds and the existence of an SEC investigation may adversely impact the Company's reputation with customers, lenders, and potential investors. Even if the Company addresses these matters successfully, the perception of increased risk may make it more difficult to raise capital, secure business partnerships, or retain customers. Reputational harm can have long-lasting effects and could materially affect the Company's ability to grow its business.

Management's attention is diverted by responding to the theft and the SEC investigation.

Responding to the theft, implementing new security protocols, negotiating with lenders, and cooperating with the SEC investigation require significant attention from the Company's management. These efforts divert time and resources away from executing the Company's business plan, developing products, and serving customers. If management is unable to balance these competing demands effectively, the Company's operations and financial performance could be adversely affected.

The Company may need to use Offering proceeds to address liabilities related to the theft or SEC investigation.

The Company may be required to use a portion of the proceeds from this Offering to address liabilities arising from the theft or to satisfy penalties or settlement obligations resulting from the SEC investigation. Any such use of proceeds could reduce the capital available to execute the Company's business plan, invest in growth, or expand operations.

The Company may need to raise additional capital on unfavorable terms, resulting in dilution to investors.

As a result of the theft and potential SEC penalties, the Company may need to raise additional equity capital sooner than expected and on terms that are unfavorable to existing investors. Any such financing could result in significant dilution of investors' ownership interests and adversely affect the value of their investment.

Increased challenges to the Company's ability to continue as a going concern.

As discussed under "*Recent Developments*" and "*Update Regarding SEC Investigation*," the combination of reduced liquidity resulting from the theft of Company funds, ongoing lender obligations, and potential SEC penalties could materially and adversely affect the Company's

ability to continue as a going concern. If the Company is unable to raise additional capital, extend its operating runway, or meet its debt obligations, it may be required to significantly reduce operations or, in the worst case, cease operations altogether.

The Company's lack of insurance coverage increases vulnerability to future losses.

The Company does not carry insurance coverage that is expected to offset losses of the type sustained in the July 26, 2025 theft. The absence of such coverage increases the Company's vulnerability to future losses from theft, fraud, or cyber incidents, any of which could materially and adversely impact the Company's financial condition and results of operations.

Forward-looking projections are inherently uncertain, particularly in light of recent developments.

The Company has provided projections regarding anticipated revenues and pipeline conversion. These projections are subject to significant risks and uncertainties, including those described under "Recent Developments" and "Update Regarding SEC Investigation." In particular, the theft of Company funds, ongoing lender obligations, and the potential for penalties in connection with the SEC's review could materially impact the Company's actual results. There is no assurance that revenues will be realized as projected, and any shortfall could adversely affect the Company's liquidity, operations, and ability to meet obligations.

Although a secondary market for the Shares is now available through Silicon Prairie, liquidity remains highly limited.

There is no public market for the Securities, and we cannot guarantee that an active or liquid trading market will develop or be sustained after this Offering. The Company has arranged for a secondary market on the Silicon Prairie platform, where shareholders who meet SEC requirements may sell and purchase Shares from other shareholders. However, this platform is limited in scope, subject to regulatory restrictions, and does not provide the depth, liquidity, or pricing efficiency of a public exchange.

The valuations at which we have completed prior sales of our securities, including the terms of this Offering, were determined by the Company and may not accurately reflect the market price of the Securities, whether traded through this limited secondary market or otherwise. There is no assurance that sales will occur on the secondary market or that any resale will be at or above the original purchase price.

If our securities are eventually listed on a public exchange, the market price may fluctuate significantly due to a variety of factors, including variations in our operating results, changes in investor perception of the Company's prospects, and overall market conditions. Even if a broader market develops, it may not be sustained, and limited liquidity could impair your ability to sell your Shares at your preferred time or price, potentially resulting in a substantial loss of your investment.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO UNCERTAINTIES NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE EVERYTHING THAT MAY AFFECT US. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER IT WILL SUCCESSFULLY EXECUTE ITS CURRENT BUSINESS PLAN. IN REVIEWING THIS OFFERING STATEMENT,

INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

BUSINESS

Above: Space Development Corporation (the "Company", "ABOVE", "we", "us", or "our"), was incorporated on June 16, 2022 under the laws of Delaware. The Company's predecessor, Orbital Assembly Corporation ("Orbital Assembly" or the "Predecessor"), was formed on August 21, 2019. The Company has a single wholly owned subsidiary, Above: Orbital Inc. ("Above Orbital"). On September 9, 2022, Orbital Assembly merged with Above Orbital and all outstanding equity interests of Orbital Assembly were exchanged for equity interests in the Company at a ratio of 5:1.

Background

Humanity has successfully established occupancy in space, but we have not yet conquered it. After 70 years of advances, we continue to be hindered by the lack of consistently accessible platforms and by the physiological effects of long-term habitation in a microgravity environment. NASA is not addressing the cost of access to space, leaving that to private enterprise, which has successfully stepped up to the challenge. Lift services evolved from the historical government providers to a new class of commercial suppliers, pivoting launch business models to reusable vehicles. Today's array of competitive launch services has significantly reduced cost-to-orbit and further reductions are anticipated.

The cost of launch to low Earth orbit ("LEO") on the Space Shuttle (1981 to 2011) averaged over $60,000/kg; in 2022, on the SpaceX Falcon 9, it costs $1,520/kg[5], a decrease of 97%. Launch rates are expected to continue to fall and are projected to be below $1,000/kg in 2025. SpaceX projects that its Starship Super Heavy, the largest and most powerful rocket ever flown, could reduce costs to below $100/kg. Obviously, this will make it much more cost-effective to manufacture on-orbit and provide a more frequent cadence for payload delivery and down massing (return to Earth), permitting much increased productivity and sustained occupancy of the orbital realm.

In 2021, space tourism took off in a big way. Pioneering adventurers are spending as much as $25 million for a 10-minute flight to the thin edge of space. The price to take people for a stay at the ISS is also quite steep as shown by the table. But no agency or company in the established industry has plans to address the obvious bottleneck of demand for near-term, consistent access to

The Cost of a Private Astronaut Mission to the ISS		
Item	Avg cost per astronaut for 8 days	Paid to
Round trip to ISS (2019 estimate)	$55,000,000	*SpaceX*
NASA planning & services	1,200,000	*NASA*
ISS crew time	1,300,000	NASA
Food	16,000	NASA
Crew gear	6,160	NASA
ISS supply & waste disposal	1,000,000	NASA
Mission management fees	tbd	*Axiom Space*
Total	>$58,522,160	
Source: Quartz, qz.com, Data: NASA, GAO, May 22, 2023		

space for both automated platforms and habitable hybrid structures that provide both artificial gravity for occupants and microgravity or reduced gravity for commercial activities.

Today, affordable commercial access to on-orbit facilities is bottlenecked by the International Space Station (ISS) since it its primarily a government-run, scientific research platform. The waiting list for the extremely limited availability of commercial space on the ISS for manufacturing, prototyping, research and development, data storage, and communication systems is currently up to three years, and there are only about 53 CVUs available. Each CVU

---

[5] Georgetown Security Studies Review, *T-minus 6 Seconds: Starship (and Humanity's Next Major Step Into Space*.

is controlled by integration partners, each of which may charge a different amount. A recent baseline estimate using NASA's official price list, but excluding partner integration fees, puts the cost at ~$150,000 per CVU, assuming 30 minutes of crew time. China's space station, the Tiangong, might be a possible solution to meet the escalating demand for space in Space, but it does not support most mission models.

Comparison of Selected Launch Vehicles


Ariane 5
Starship
Space Shuttle
Ariane 6
Falcon 9
Energia
Falcon Heavy
Yenisei
Long March 9
SLS Block 1
N1
Saturn V
SLS Block 2 Cargo
Starship Super Heavy

Vehicle	Ariane 5	Starship	Space Shuttle	Ariane 6	Falcon 9	Energia	Falcon Heavy	Yenisei	Long March 9	SLS Block 1	N1	Saturn V	SLS Block 2 Cargo	Starship Super Heavy
Supplier	EU	SpaceX	USA	EU	SpaceX	USSR	SpaceX	Russia	China	USA	USSR	USA	USA	SpaceX
Height (m)	48.0	50.0	56.1	63.0	70.0	57.8	70.0	~80.0	93.0	98.1	105.0	110.6	111.3	120.0
Payload (t) LEO GTO TLI MTO	 20.0 10.6 8.9 --	 ? ? ? ?	 27.5 10.9 9.2 --	 21.7 11.5 9.7 --	 22.8 8.3 7.0 4.0	 100.0 38.0 32.0 --	 63.8 26.7 22.3 16.8	 103.0 -- -- --	 140.0 56.0 50.0 44.0	 95.0 55.0 42.0 --	 95.0 28.1 23.5 --	 140.0 57.8 48.6 --	 130.0 55.0 46.0	 150.0 -- -- --
Status	Retired	Under development	Retired	Under development	In use since 2010, 259 launches	Retired	In use since 2018, 7 launches	Development postponed	Under development	In use since 2022, 1 launch	Cancelled	Retired	In use since 2022, 1 launch	Under development, 1 launch
Cost/ launch	~$166m to 221m (2016)	tbd	$450m (2011)	~$83m to 127m (2016)	$67m (2022)	unknown	reuse - $97m; expend - $150m (2022)	unknown	unknown	$2b+ (2022)	unknown	$185m (1969-1971), $1.23b (2019)	$2b+ (2022)	tbd
Cost/kg to LEO	~$9,700 (2016)	na	~$16,400 (2011)	~$4,900 (2016)	~$1,520 (2024)	na	~$1,500 (2022)	na	na	~$21,000 (2022)	na	~$8,800 (2019)	~$15,400 (2022)	tbd

Source: Wikipedia accessed September 29, 2023. M = meters; t – metric tonne or 1,000 kg; GTO = geosynchronous transfer orbit; TLI = trans-lunar injection; and MTO = Mars transfer orbit



The Cost of Space Flight

How much does it cost to launch a spacecraft into orbit? A lot less than it used to, thanks to innovation by SpaceX. Here's a look at the cost per kilogram for space launches across the globe since 1960.

Today, launching a spacecraft is 10x cheaper than it was a decade ago.

$ per kg (log scale)

$51,200
$25,600
$12,800
$6,400
$3,200
$1,600
$800
$400
$200
$100

1960 1970 1980 1990 2000 2010 2020 2030

③ Space Shuttle
Delta Heavy ⑤
① Soyuz
② Saturn V
④ Long March 3b
⑦ Falcon 1
⑥ Angara
⑧ Falcon 9
SpaceX
⑨ Falcon Heavy
Starship (estimate) ⑩

② Saturn v
⑤ Delta Heavy
⑩ Starship
① Soyuz
③ Space Shuttle
④ Long March 3b
⑥ Angara
⑨ Falcon Heavy
⑧ Falcon 9
⑦ Falcon 1

SPACEX

Prices have been adjusted for inflation.
Source: Center for Strategic and International Studies

Published Jan 27, 2022, research & writing by Bruno Venditti, art direction & design by Sam Parker

Comparison of Current Operational Space Stations		
Station	**International Space Station**	**Tiangong Space Station**
Overview	(as of 22 Dec 2022, unless noted otherwise) Oblique forward view in Nov 2021	(as of 31 May 2023) Rendering with the *Tianhe* core module at center, a *Tianzhou* automated cargo spacecraft on aft port, the *Wentian* and *Mengtian* laboratory cabin modules on starboard port to the left and portside port to the right, respectively, and two *Shenzhou* spacecraft sharing multi-docking hub
Configuration	ISS Configuration Station elements as of December 2022 (exploded view)	Wentian Lab Module Tianzhou Cargo Spacecraft Tianhe Core Module Shenzhou Crewed Spacecraft Mengtian Lab Module 天宫 Tiangong Chinese Space Station Configuration Graph Station elements as of May 2023 (exploded view)
Launch	20 Nov 1998 (24.85 years ago as of 28 Sep 2023)	• *Tianhe*, 29 Apr 2021 (881 dys ago as of 27 Sep 2023) • *Wentian*, 24 Jul 2022 (430 dys ago, as of 27 Sep 2023) • *Mengtian*, 31 Oct 2022 (331 dys ago, as of 27 Sep 2023) • *Xuntian* space telescope, scheduled for 2024
Launch pad	• Baikonur, Site 1/5, Site 200/39, Site 31/6 and Site 81/23 • Kennedy, LC-39 and CCSFS, SLC-40	• Wenchang Spacecraft Launch Site LC-1

Comparison of Current Operational Space Stations		
Station	**International Space Station**	**Tiangong Space Station**
Crew	• Fully crewed: 7 • Currently aboard: 7 (Crew-7, Soyuz MS-24) • Expedition: 70 • Commander: Andreas Mogensen, ESA	• Maximum: 6 • Currently aboard: 3 • Expedition: 5 (Shenzhou 16) • Commander: Jing Haipeng, PLAAC
Mass	450,000 kg (990,100 lbs)	~100,000 kg (~220,500 lbs)
Dimensions	Overall: 109 m (358 ft) Truss: 94 m (310 ft) Solar array: 73 m (239 ft)	Cylindrical: ~55.6 m (182 ft) length, ~39.0 m (128 ft) diameter
Pressurized volume	Total: 1,005 m³ (35,491 cu ft)	Total: 340 m³ (12,000 cu ft) Habitable: 122 m³ (4,310 cu ft)
Altitude	Perigee: 413 km (256.6 mi) Apogee: 422 km (262.2 mi)	Perigee: 386.4 km (240.1 mi) Apogee: 391.8 km (243.5 mi)
Orbital inclination	51.64°	41.47°
Orbital speed	7.66 km/s; 27,576 km/h; 17,135 mph	7.67 km/s; 27,612 km/h; 17,157 mph
Orbital period	92.9 minutes	92.3 minutes
Days in orbit	24 yrs, 10 mos, 8 dys (as of 28 September 2023)	881 dys, 8 hrs, 3 min (as of 27 September 2023)
Days occupied	22 yrs, 10 mos, 26 dys (as of 28 September 2023)	750 dys, 17 hrs and 42 min (as of 27 September 2023)
Gravity	Effective 0 g due to free fall	Effective 0 g due to free fall
Costs	• Capital: ~$150b (2000 estimate) with a useful life of ~30 yrs (2000 to 2030) or ~$5b/yr • Operating: ~$2.0 to $4.0b/yr including operations & maintenance, research, and transportation	• Capital: ~60b CNY or ~$9.3b at 2021 avg CNY:USD exchange rate of 6.45:1.00) • Operating: unknown (China spent ~$8.9b on space in 2021)
Owners & operators	United States (NASA, 76.6% of costs), Russia (Roscosmos, tbd), Japan (JAXA, 12.8%), Europe (ESA, 8.3%), and Canada (CSA, 2.3%)	People's Republic of China (China Manned Space Agency)
Sources: Wikipedia, accessed Sep 28, 2023; NASA's Management of the ISS and Efforts to Commercialize Low Earth Orbit, Nov 30, 2021; ChinaPower, "What's Driving China's Race to Build a Space Station?", Dec 7, 2016, updated Apr 21, 2021, accessed Sep 29, 2023		

These long wait times, the limited area for on-station activities, low cadence options, and lack of automated systems all indicate demand for a versatile and rapidly accessible space platform from a large and growing population of customers; clearly - there is not enough space in Space. We expect our customer base to include the Department of Defense, civil space authorities, and commercial enterprises.

The Market

On-orbit commercial enterprises are projected by Bank of America to host a total addressable market ("TAM") of over $1.4 trillion by 2030 per an October 2020 story on CNBC. But to realize this potential, there is a need for rapidly deployable, large volume, platforms on-orbit and beyond, which ABOVE intends to offer. Subject to successful development, funding, and regulatory approvals, we plan to have three or more platforms operational by 2028. If realized, these platforms are projected to have a combined capacity that management believes could exceed 400 times the commercial area of the ISS, with a target construction cost per cubic meter (m³) estimated to be approximately 0.5% of that of the ISS. However, there can be no assurance that these targets will be met, and actual results may differ significantly based on a variety of factors, including changes in design, unforeseen technical challenges, and cost fluctuations.

According to a December 2023 report by Coherent Market Insights, the US space economy, defined to include all commercial space activities and the industrial activity associated with it, exceeded $518 billion in 2023, and is anticipated to grow to over $1.1 trillion by 2030, a CAGR of 8.9%.

This market estimate was expanded by an April 2024 report - Space: The $1.8 trillion opportunity for global economic growth - by McKinsey & Company and the World Economic Forum.

> "The space industry is approaching the next frontier, with each week bringing news of a major development somewhere in the world. Be it a test of a new rocket system, the launch of an innovative satellite, or a robotic exploration mission safely landing on the moon, activity in space is accelerating.
>
> We estimate that the global space economy will be worth $1.8 trillion by 2035 (accounting for inflation), up from $630 billion in 2023. This figure includes both "backbone" applications - such as those for satellites, launchers, and services like broadcast television or GPS - and what we term "reach" applications" - those for which space technology helps companies across industries generate revenues. Uber, for example, relies on the combination of satellite signals and chips inside smartphones to connect drivers and riders and provide directions in every city.
>
> In 2023, backbone applications made up $330 billion, or slightly greater than 50 percent, of the global space economy, while reach applications represented $300 billion. The expected annual growth rate for backbone and reach applications is twice the projected rate of GDP growth over the next decade (see chart). For comparison, the value estimates for space are similar to those for semiconductors (estimated at $600 billion in 2021 with 6 to 8 percent annual growth into the 2030s) and roughly half of the projection for the global payments industry (estimated to reach $3.2 trillion in revenues by 2027) … "



Space applications are expected to grow at a faster rate than global nominal GDP over the next decade.

Global space economy, $ billion

CAGR, 2023–35, %

Source: Future of Space Economy research

McKinsey & Company

ABOVE aims to present a compelling near-term opportunity in the rapidly expanding global space economy. As the industry advances toward an estimated $1.8 trillion of revenue by 2035, ABOVE plans to position it to capitalize on key market segments through its Prometheus fleet of spacecraft. The fleet is intended to serve as satellite micro-facilities that management believes could be utilized for technology validation and testing for both commercial and defense customers. However, there can be no assurance that the spacecraft will achieve this functionality or that they will be adopted by anyone for such purposes.



2023 Space Activity = $570.4 b, +7.4%

Overall, the global space economy is currently valued at $570 billion as of 2023, with an anticipated 7.3% compound annual growth rate ("CAGR"), according to a July 2024 report by the Space Foundation and Morgan Stanley.

The on-orbit satellite micro-facilities and technology validation services market, including platforms used for testing passive and dynamic payloads, is the one directly targeted by Prometheus. According to the Satellite Industry Association, the global market for such was valued at approximately $2.4 billion in

2023 and is expected to reach $5.1 billion by 2030, growing at a CAGR of 11.5%. Growth in this market is primarily driven by the increasing deployment of small satellites, the need for in-orbit technology validation, and the demand for cost-effective solutions to test and validate new hardware in real space conditions. The Company's return-sample capabilities, scheduled for launch by 2027, will further enhance its value proposition by offering high-value services in biotechnology, advanced materials, and pharmaceuticals.



2023 Global Satellite Industry Revenues
SIA
The Satellite Industry in Context
(2023 revenues worldwide in billions of U.S. dollars)
Non-Satellite Industry
Government space budgets
Commercial human spaceflight
Satellite Services
Telecommunications
Remote Sensing
$300M+
Space Sustainability Activities
$114B
$110.2B
$285B
Satellite Industry
71% of Space Economy
$400B
Global Space Economy
$7.2B
Launch
Ground Equipment
$150.4B
$17.2B
Satellite Manufacturing
Ground Equipment
Network Equipment
Consumer Equipment
Prepared by:
BRYCE TECH
Satellite Services
2023 Revenues:
$110.2B
$65.7B
$44.5B
Consumer
$88.8B
Satellite TV (DBS/DTH)
Satellite Radio (DARS)
Satellite End-User Broadband
Enterprise
$18.2B
Transponder Agreements
Managed Services Over FSS Bands
Mobile Voice and Data Over MSS Bands
Remote Sensing
$3.2B
Ground Equipment
2023 Revenues:
$150.4B
$18.2B
Consumer Equipment
(Satellite TV dishes, etc.)
$115.5B
GNSS Equipment
(GNSS devices/chipsets)
GPS
$16.7B
Network Equipment
(VSATs, gateways, etc.)
Satellite Manufacturing
2023 Revenues:
$17.2B
$9.3B
$7.9B
R&D (4%)
Military Surveillance (2%)
Navigation (1%)
Civ/Mil Communications (<1%)
Scientific (<1%)
SSA/Satellite Servicing (<1%)
Other (<1%)
Remote Sensing
11%
2,781
Satellites launched in 2023 included in study*
81%
Commercial Communications
Satellites Launched by Mission Type
Launch Industry
2023 Revenues:
$7.2B
U.S.
$3.9B (54%)
190
Commercially-procured launches*
$3.3B (46%)
Non-U.S.
* 190 commercially procured launches from 221 total orbital
Commercial Launch Revenues by Region
Changing Industry Dynamics: Increasing Affordability and Productivity, New Capabilities
Improved capability, innovative application of smallsats
New applications, new models
More capable, lower cost GEO satellites
Satellite Manufacturing
Increased launch activity
Changing launch landscape
Launch
Massive telecom constellations of smallsats delivering service
More GEO satcom capacity enabling new services
More commercial remote sensing choices, capabilities
Satellite Services
Changing industry dynamics provide increased end user benefits
- Increasing productivity
- Increasing affordability
- New capabilities
- New space sustainability concepts
- Greater resiliency
- Economic growth
Debris removal
Moving satellites
Life extension
SSA
Servicing
In-orbit assembly
Space Sustainability Activities
New satellite activities contributing to in-orbit sustainability
End Users
Growing on-the-move connectivity
Sat to cellphone capability deploying
5.6B GNSS satellite-enabled smartphones, other devices
Broadband, satellite radio installations on the rise
Television viewership changing from traditional models
Ground Segment
Consumer, industry, government, and non-profits
All sectors of the economy
Global

Operating Strategy

ABOVE was founded to build the next generation of space platform systems by leveraging proven COTS products and the experience of its team members. Combined, individual team members boast over 30 combined successful space flight missions and 50 years of experience with previous organizations. In short, we have the proven expertise to "provide more space in Space."

ABOVE's mission is to become a leader in space infrastructure development by enabling rapid deployment and versatile infrastructure solutions for both military and commercial applications. With an intense focus on space as the new frontier for global technology and security dominance, ABOVE is uniquely positioned to capitalize on the rapid increase in demand for automated, scalable systems that support critical defense and commercial ventures. Our strategy includes plans to provide customers with access to a streamlined path from prototyping to production through our Prototype-to-Product Fast-Track™ ("P2P") methodology, which is designed to reduce lead times and potentially mitigate some risks associated with technological development in space. However, there can be no assurance that the P2P methodology will achieve these results or that it will be adopted by customers.

It is an optimal time for ABOVE to capitalize on the strategic shift of the U.S. Department of Defense ("DoD") toward accelerated funding for small companies, particularly in the space sector. The DoD has recognized the growing need for rapid access to space to counter emerging threats, particularly from nations like China and Russia, which have increased their capabilities in space warfare. In response, the DoD has revamped its acquisition strategy and is now focused on agile, smaller companies that can quickly develop and deploy advanced space technologies.

The Space Force and DoD's new Commercial Space Strategy aims to fully integrate commercial solutions into the national security architecture, acknowledging that commercial companies can deliver solutions previously developed only by the government. This strategy offers smaller firms a tremendous opportunity to play a pivotal role in national defense through direct partnerships and faster timelines for space technology development and deployment.

ABOVE's Prometheus and Archimedes platforms are designed to address the need for rapid, cost-effective solutions that support the quick deployment of scalable satellite and orbital infrastructure. As the DoD increases funding for these initiatives, management believes that the Company could be well-positioned to pursue additional contracts and potentially expand its role within this accelerated acquisition framework. While management's strategy aligns with the DoD's stated emphasis on commercial satellite platforms and rapid prototyping as key components of its space security initiatives, there can be no assurance that ABOVE will secure such contracts or be selected as a provider.

In 2023, ABOVE and NASA Marshall Space Flight Center ("MSFC") signed an Umbrella Space Act Agreement ("SAA"), providing the Company with non-public access to a broad range of NASA data, programs, and services. ABOVE successfully executed a mission to the ISS in March 2024 and is returning there with missions planned for November 2024 and March 2025. In 2023, the U.S. Air Force's SSPIDR, an advanced component development and prototypes project within the DoD research, development, test and evaluation structure, awarded ABOVE a $1.7 million contract through a Direct to Phase 2 SBIR open topic solicitation.

The SAA with MSFC represents a pivotal achievement for ABOVE, allowing direct collaboration on mission-critical programs that accelerate innovation. ABOVE's agreement with NASA gives it a significant advantage, both in terms of technological resources and in positioning the Company as a key player in the broader space ecosystem. The upcoming ISS missions underscore ABOVE's commitment to continuous development and testing in a microgravity environment, an essential component of space technology advancement.

While the $1.7 million SSPIDR contract is indicative of ABOVE's efforts to address specific defense needs, it should not be viewed as an indication of future contract awards or ongoing support from the U.S. Air Force. As global threats to U.S. space assets continue to escalate, the DoD has increasingly sought agile, innovative companies like ABOVE to develop space-based solutions. The Prometheus Spark mission marks a significant milestone in ABOVE's development roadmap, setting the stage for larger, more complex deployments, such as the Archimedes platform. Through its modular design and ability to host various payloads, Prometheus Spark is expected to serve as a testbed for rapid, low-cost space infrastructure development. However, there can be no assurance that the program will achieve these capabilities or be adopted for such purposes.

Products & Services

ABOVE was formed to design, develop, manufacture, and operate large structures in space on a for-profit basis, including gravity-capable space stations, solar power platforms, and propellant depots. We anticipate that these facilities will be located initially in Earth orbit and cislunar space. Management believes that the Company may be significantly ahead of its competitors in designing, developing, and planning to operate what it anticipates could be the first profitable space-based business park with gravity. This belief is based on the design and engineering work that has been completed by our team to date, the prototyping and testing we have performed at NASA MSFC, and the business relationships we have fostered with our suppliers.

To design and develop these structures, we intend to leverage existing COTS space flight products, our own proprietary technology, and the increasingly competitive and affordable market for launch services. In addition, we plan to provide construction support services and tools to other private space companies and government space agencies. However, there can be no assurance that the Company will achieve this outcome or maintain any competitive advantage over time.

Our economic model is focused on providing multiple on-demand, commercially available, leasable spaces, scaling seamlessly to habitable stations with gravity. The landscape of access to space is rapidly evolving, and our strategy is designed to capitalize on these changes in a way that we believe differentiates us from our competition. The ongoing reduction in launch costs, combined with the potential for our rapidly deployable platforms, is intended to support the development of a profit-driven enterprise. However, there can be no assurance that these trends will continue or that our platforms will achieve the intended profitability.

Humanity has successfully established occupancy in space, but we have not yet conquered it. After 70 years of advances, we continue to be hindered by the lack of consistently accessible platforms and by the physiological effects of long-term habitation in a microgravity environment. NASA is not addressing the cost of access to space, leaving that to private enterprise, which has successfully stepped up to the challenge. Lift services evolved from the historical government providers to a new class of commercial suppliers, pivoting launch business models to reusable vehicles. Today's array of competitive launch services has significantly reduced cost-to-orbit and further reductions anticipated.

Through pursuing partnerships with launch companies, ABOVE intends to provide new destinations in space that have the potential to accommodate a continuous and sustained stay with more comfortable conditions than a cramped capsule. Our hybrid gravity solution is designed to discreetly address some of the more stressful realities of human habitation in zero g.

ABOVE Product Roadmap, Aug 2025		
Prometheus (Automated Platforms)	**SIB - Station in a Box** (Zero G Station)	**Pioneer** (Artificial Gravity Station)

• On-orbit – Prometheus Flint 2025
• Prometheus Spark – planned 2026
• Phase 1 – automated payload management
• Phase 2 – pressurized volume
• Phase 3 - automated product return
• Cargo specs:
  o Phase 1 - 16 CVU, mass up to 20kg
  o Phase 2 – 150 CVU; mass of up to 130 kg
• Customer LOIs for 2026 mission
• Prometheus Spark bus and components are TRL-9; as each spacecraft hosts different payloads each mission is considered TRL-8
	• On-orbit - ~32 mos after funding
	• Phase 1 - short term habitability
	• Phase 2 - long duration missions
	• Cargo specs - 20,000 CVU (total of 400 m³); power of up to 150 kW
		• On-orbit – Based on customer demand following successful SIB operation
		• Phase 1 - short term habitability
		• Phase 2 - long duration missions
		• Expandable from SIB
		• NASA SAA to support development
		• Planned to feed forward to the larger Voyager Station

Reminder: *These renderings are for conceptual purposes only and may not depict the actual product, platform, or facility. Refer to the general disclaimer in the "Disclaimers" section of this Offering Statement for further information.*		

ABOVE has a modular, iterative, scalable product strategy to put versatile platforms on-orbit in months, with feed-forward architecture and reverse compatibility with current operating platforms and systems. Leveraging proven hardware mitigates risk and significantly reduces costs, expediting time to market. Management believes that the intended uses of the Company's platforms could align with the ISAM and OSAM[6] initiatives currently prioritized by the White House. However, there can be no assurance that our platforms will be adopted for these initiatives or that they will meet the requirements necessary to support such programs.

---

[6] ISAM abbreviates *In*-space *Se*rvicing, *A*ssembly, and *M*anufacturing and includes lunar operations while OSAM stands for *O*n-orbit *Se*rvicing, *A*ssembly and *M*anufacturing, which excludes operations on the Moon.

Prometheus

Our first step to open the access bottleneck is *Prometheus*, named after the mythic Greek figure who stole fire from the gods and brought technology and new civilization to humanity.

Management believes that Prometheus checks the seven essential boxes required for commercial space applications and has the potential to serve as a welcome replacement for hundreds of frustrated potential ISS customers, specifically:
1. Pressurized volumes ....key requirement for ISS payload replacement
2. Rapid delivery .... months, not years
3. Rapid cadence .... multiple platforms per year
4. Ability to work in a constellation...yes
5. Low development cost .... less than $4 million
6. Low production cost...less than $2 million at scale
7. Profitable ....$57 million projected revenue within two years

The Prometheus Spark mission is intended to serve as a validation platform for new technologies and systems, demonstrating integration of flight systems (including avionics, command & control software, and payload operations), regulatory compliance, effective launch management, and post-deployment operations to support the future development of the Archimedes program. If successful, management believes that Spark's capabilities could help Archimedes reduce risk and potentially accelerate its readiness to address both defense and commercial demands. However, there can be no assurance that these objectives will be achieved as anticipated.

Scheduled for initial launch in 2025, the Spark platform is the first of ABOVE's three-phase Prometheus program, a comprehensive solution suite enabling on-orbit enterprise. Prometheus plans to provide pressurized and non-pressurized space in space for commercial use. Prometheus is designed to offer an affordable space-based test bed for prototyping and hardware validation, which management believes has the potential to accelerate a customer's technology development and reduce associated costs. However, there can be no assurance that these outcomes will be achieved.

Using our satellite buses as micro-facilities, our customers may obtain dedicated on-orbit space for testing, validation, and experimentation in a single mission. Prometheus aims to ensure streamlined payload integration and compatibility and plans to expedite mission execution due to *c*omprehensive guidance from our experienced team throughout design, engineering, and launch testing. We expect missions to LEO, sun-synchronous orbit ("SSO"), and geosynchronous orbit ("GEO") will be available.

Subject to the successful completion of initial launches, Phase 2 is planned to involve establishing a fleet of 6 to 12 Prometheus One units in orbit with payloads of up to 150 CVU, while Phase 3 is expected to focus on developing capabilities to return payloads to Earth.

The Prometheus Spark bus and core components have achieved TRL 9, indicating flight-proven status. However, because each spacecraft hosts different payloads, overall technological readiness is at TRL 8 until specific payloads and modifications are validated in an operational environment.

Each Prometheus One satellite bus will be about 0.2 cubic meters in volume and capable of carrying up to 150 CVUs. Based on current designs and specifications, the bus will offer standard services such as power and data communications with a mass of approximately 120 kg, exclusive of payloads. ABOVE intends to offer this space at an estimated rate of $120,000 per CVU of passive payload, such as materials, and up to $175,000 per dynamic CVU, such as those that require active power or data exchange.

Based on these estimates, a fully populated Spark mission could generate $1.6 to $2.8 million of revenue while larger versions are expected to generate $7.5 to $13.1 million. However, these projections are subject to various factors, and there can be no assurance that the Company will achieve these pricing levels or revenue targets. Depending upon mass lifted, we estimate the launch cost of each mission to be $325,000 to $12 million. We anticipate utilizing launch service providers such as SpaceX and RocketLab, although other providers may also be considered based on mission requirements.



Artist's rendering of two Prometheus One spacecraft in LEO

Final development costs for the first unit are currently estimated to be approximately $4 million, with projected at-scale production costs of around $2 million per unit. Management anticipates that, if these cost estimates are achieved and customer demand develops as expected, the Prometheus program could potentially generate annual revenue of approximately $57 million by its second year of operation. However, there can be no assurance that these cost estimates will be met, or that anticipated revenue will be realized as actual results may vary significantly.

Milestone	Target Date	Description
Design phase completion	Q4 2025	Finalize the design of the Prometheus Spark platform
Component development and testing		Develop and test key components and subsystems
Launch arrangements		Finalize launch schedules and arrangements with service providers
Ground testing and validation	Q2 2026	Conduct comprehensive ground testing of all systems
Customer integration		Integrate hosted payloads and ensure compatibility
Platform launch and deployment	Q3 2026	Execute the initial launch and deployment of the platform

By enabling a rapid progression from R&D to TRL validation and potential commercialization, management believes that the Prometheus program could be positioned as a valuable resource for emerging technology companies seeking to address near-term defense requisitions and potentially secure critical programs of record. However, there can be no assurance that the program will achieve this position or be utilized by defense agencies as intended.

As of September 30, 2024, ABOVE has signed contracts from two customers for two CVUs on the first Spark mission and is in discussions with seven prospects for additional volume.



Prometheus Financials

Program year	1	2	3	4	5	6	7	8	9	10
Series1	6	57	119	238	374	567	774	1,114	1,471	1,880
Series2	4	13	22	43	86	163	283	421	602	828
Series3	1	2	5	10	18	28	33	42	53	64

Archimedes

The next step after Prometheus is our Archimedes program, which gets its name from the Greek mathematician and engineer who, among other well-known scientific and mathematical accomplishments, theorized that the power of the sun could be harnessed as one of the most valuable tools and formidable forces man might ever wield. We feel he was 2,311 years ahead of his time.



The Archimedes program comprises large superflat structures that can support phase arrays. It is designed to be a rapidly deployable, free-flying, on-orbit platform serving as an orbital system for:
▪ In-space solar power
▪ Beamed and remote power
▪ High-rate telecommunications
▪ Power for edge computing
▪ Power for orbital manufacturing
▪ Power for servicing and assembly
▪ High-resolution imaging



In collaboration with Electric Sky and the US Department of Defense, ABOVE is developing the Archimedes technology for launch as soon as 2025. The system deploys large, extremely flat structures for on-demand energy and radio-based applications such as communications and radar.

Archimedes 1/4 scale Mark 2 prototype in ABOVE's Huntsville integration facility, May 2024

Management believes that the Prometheus and Archimedes programs align well with the

DoD's recent shifts in acquisition strategy, prioritizing speed, flexibility, and innovation from smaller, agile companies and have the potential to advance U.S. military and commercial space capabilities by providing possible solutions for on-orbit testing, hardware validation, and hosted payload services that could expedite technology development and deployment. However, there can be no assurance that these programs will achieve these objectives or be adopted by military or commercial customers as intended.

Archimedes is a pivotal initiative within ABOVE's portfolio, designed to serve both the defense and commercial sectors as a versatile, rapidly deployable orbital platform. Archimedes is being developed under the DoD's SSPIDR initiative to support critical defense needs by enabling advanced radar, communications, and energy systems in space. Management believes that its ability to host power-beaming, high-frequency phased arrays, and tactical energy applications could potentially position it as a strategic asset for military space operations. However, there can be no assurance that these capabilities will be developed as intended or that they will be utilized.

Archimedes is intended to be engineered to address the commercial and research demand for automated platforms in LEO and is expected to offer the infrastructure to support the transition from R&D to full-scale production. Management believes that by facilitating continuous on-orbit operations, Archimedes has the potential to play a significant role in supporting national security objectives and contributing to the commercialization of space. However, there can be no assurance that the program will achieve these objectives or meet the anticipated demand in this evolving market.

As validation of its importance, the Company is seeking to secure a DoD Tactical Funding Increase ("TACFI") to further the development of Archimedes. TACFIs offer non-dilutive, matching capital funds. For every qualifying dollar raised, the DoD's Space Test Program ("STP") will match up to $3.8 million. In July 2024, ABOVE received a verbal commitment from the Technical Director of STP, indicating preliminary support for its upcoming TACFI submission under AFWERX's PY25.2 Notice of Opportunity, scheduled for spring 2025. While this verbal commitment reflects interest in the Archimedes platform, it does not guarantee that the required signatures or approvals will be obtained. Management believes this preliminary support highlights the potential strategic value of the Archimedes platform and what it perceives as confidence in its ability to contribute to both national security and commercial space operations. However, there can be no assurance that this verbal commitment will result in formal support or that the TACFI submission will be successful.

Space Stations

Our space stations – SIB, Pioneer, and Voyager - are intended to enable an on-orbit and cislunar economy featuring:
- servicing of on-orbit assets,
- manufacturing of consumables including thin film, fiber optics, biomaterials, pharmaceuticals, and military goods,
- communications hubs, and
- tourism destinations.

The ISS was, and competitive planned space stations are expected to be, produced on a one-off basis. In contrast, our planned platforms are expected to leverage economies of scale, enabling the potential delivery of multiple units per year, compared to the significantly longer timelines typically seen under the current production model of one unit every 10 years. Management believes that this approach could support continuous commercial use and may

result in significant cost savings. However, there can be no assurance that these outcomes will be realized as anticipated.

Despite the commercial promise of the microgravity environment to provide humanity with paradigm-shifting new products, to date no commercial entity has attempted significant production facilities in space. Why?

For one, the same microgravity that would enable these new products progressively and aggressively attacks the physical health and productivity of the facility's crew. Gravity has no effective substitute: 70 years of research and trials have not led to effective weightlessness countermeasures. In some cases, the only partially effective countermeasures developed so far require devoting much astronaut time on orbit, a precious and expensive resource. Although



Artist's rendering of the cross-section of the SIB's primary module

previous and existing facilities in space provided enough workspace volume and time allocation for process research, those critical resources were in woefully inadequate supply for efficient, full-scale production facilities. Finally, the extremely high cost of transporting personnel and materials to orbit and back home has been, until now, a supreme disincentive. Launch costs made such operations uneconomic and made sufficiently large facilities prohibitively expensive due to the greater material to be launched.

Our approach is focused on technological applicability, refined hybrid gravity habitat designs, and securing multiple negotiated partnerships with space legacy COTS hardware providers. Combined with a commitment to scientific rigor and a strategic approach to architecture, management believes this approach should lay the groundwork for an end-to-end system that could support in-space commercial enterprises. If successful, this system would utilize a fleet of automated platforms and habitable space stations. However, there can be no assurance that these partnerships will be secured or that the system will achieve the anticipated commercial success.

Management estimates that, if successfully developed, one SIB could potentially serve thousands of customers and generate up to $2.2 billion in revenue annually, based on an assumed 40% occupancy rate and estimated pricing of less than $21,000 per month per 20-liter CVU. This pricing is projected to be approximately 75% lower than competing technologies and, combined with ten times the pressurized volume, could position SIB as a scalable solution for on-orbit manufacturing and production. Development costs are currently estimated to be less than $500 million for a bespoke version. Working with launch partners, management believes the Company may be able to offer end-to-end payload delivery and down-massing capabilities within as little as 48 hours, potentially creating the first commercial-scale orbital supply chain. However, there can be no assurance that these objectives will be achieved, that development costs will remain within estimates, or that we will meet the anticipated occupancy and revenue targets.

The need for scaling to habitable platforms is critical. The space stations listed below have been announced by their host entity and are currently in planning, development, or production. Each has (mistakenly) used the ISS as a blueprint for expanding mankind's

habitation in space. Launch dates are subject to change. Furthermore, management believes that no existing platforms are able to generate gravity on-orbit or provide the space and capacity for crew, storage, or manufacturing comparable to those envisioned by ABOVE.

Planned & Competitive Space Stations					
Name	Entity	Program	Crew size	Launch date	Remarks
Haven-1	Vast	Private	4	2026	"Scheduled to be the world's first commercial space station, Haven-1 and subsequent human spaceflight missions will accelerate access to space exploration"
Axiom Station	Axiom Space	ISS program	TBD	NET 2027	Eventually will detach from the ISS in the early 2030s and form a private, free flying space station for commercial tourism and science activities.
LIFE Habitat Pathfinder	Sierra Space	Private	TBD	TBD	"Before offering LIFE for Orbital Reef, though, the company is proposing to launch a standalone "pathfinder" version of LIFE as soon as the end of 2026".
Russian Orbital Service Station (ROSS)	Roscosmos	Russia's next generation space station	TBD	2027	With Russia leaving the ISS program in 2024, Roscosmos announced this new space station in April 2021 as the replacement for that program.
Starlab Space Station	• Nanoracks • Voyager Space • Lockheed Martin • Airbus	Private	4	2028	"Commercial platform supporting a business designed to enable science, research, and manufacturing for customers around the world."
Orbital Reef Station	• Blue Origin • Sierra Space	Private	10	second half 2020s	"Commercial station in LEO for research, industrial, international, and commercial customers." Future uncertain; Sierra Space has left partnership
ISRO space station	ISRO	Indian Human Spaceflight Program	3	~2030	ISRO chairman K. Sivan announced in 2019 that India will not join the ISS, but will instead build a 20 ton space station of its own. It is intended to be built 5 to 7 years after the conclusion of the Gaganyaan program.
Lunar Orbital Station (LOS)	Roscosmos	--	TBD	after 2030	--
TBD	Northrop Grumman	Private	4 to 8	TBD	"… to provide a base module for extended capabilities including science, tourism, industrial experimentation"

While not directly competitive with the Company's products and services, the Artemis program and the Lunar Gateway space station sponsored by NASA, ESA. CSA, and JAXA is indicative of much government-sponsored activity in space. Artemis is a robotic and human Moon

64

exploration program, and the first manned mission is expected to launch in November 2024. The Lunar Gateway space station will be placed in lunar orbit and is intended to serve as a solar-powered communication hub, science laboratory, and short-term habitation module for government-agency astronauts, as well as a holding area for rovers and other robots. The intended launch date for the first modules is November 2025. Neither Artemis nor the Lunar Gateway will be available for commercial activities.

Competition

According to PitchBook[7], ABOVE participates in the economy as follows:

Primary Industry Aerospace and Defense	Verticals Industrials Manufacturing Space Technology	Keywords space construction orbiting space space station developer in-space manufacturing aerospace company space technology
Emerging Spaces In-Space Manufacturing, 40 companies	Appearances in PitchBook Analyst Market Map Q3 2023 – Space Tech - Orbital 538 companies, Ali Javaheri	Q2 2021 – Space Tech - Orbital 253 companies, Ryan Vaswani

The executive summary of PitchBook's research report entitled *Vertical Snapshot: Space Tech Update*, dated August 28, 2023, by Ali Javaheri, Associate Analyst, Emerging Technology summarizes industry conditions as follows:

The New Space industry is driven by geopolitical competition, societal admiration, eccentric entrepreneurs, and possibly aliens (pending further congressional investigation). It is a domain truly subject to boundless speculation and dynamism from the likes of science fiction writers, futurists, politicians, and strivers. As such, we find it to be a sector worthy of continuous coverage. Accordingly, this report seeks to provide an update to our 2021 Vertical Snapshot on space tech.

We expect the space tech market size to grow at an 11% CAGR to $321 billion by 2025. Exploratory technology remains a distant dream, although some recent advances, such as in-situ resource utilization on Mars, suggest that the intermediate steps to make a truly space-faring civilization could present a near-term investment opportunity. For now, though, the primary opportunity for space tech remains in the terrestrial and orbital segments…

Since publishing our space tech report in July 2021, interest rates have risen from less than 1% to nearly 5.5%, and valuations of fast-growth companies have declined. Both of these changes have had profound implications for all sorts of public and private investment, including in the space industry. The decline in VC activity for space tech is relatively smaller than the decline in the broader venture capital ecosystem, but the rising cost of capital in an already capital-intensive industry means that cash management will be paramount. Investors will be more prudent about deploying capital to space tech companies, and thus we can expect many startups to either be acquired or fail entirely. That said, the presence of government support, particularly through a reforming acquisitions process, means that opportunities still exist for startups to acquire funding for their ventures.

---

[7]   PitchBook (subscription required) is a leading financial data company that provides transparency into the capital markets. The firm collects and analyzes data on the entire global venture capital, private equity, and M&A landscape, including public and private companies, investors, funds, investments, exits, and people. The company's data and analyses are available via subscription. Founded in 2007, PitchBook has offices in Seattle, San Francisco, Chicago, New York, London, Hong Kong, Singapore, Mumbai, Kolkata, and Ukraine and serves more than 100,000 professionals around the world. In 2016, Morningstar acquired PitchBook, which now operates as an independent subsidiary.

Key Competitors

There are many market segments within the space industry. The Company operates in the space infrastructure, space manufacturing, and space tourism segments, where it faces competition from companies with significantly greater technical, human, and financial resources. The following tables provide select data for the Company and some of its primary competitors based on available information. This comparison is intended to illustrate certain characteristics of the competitive landscape but may not fully capture all relevant factors or market participants.

The company descriptions and data provided below have been compiled from PitchBook and other third-party sources and supplemented or developed by the Company. While the Company believes these sources to be reliable, it has not independently verified the accuracy or completeness of the information, and there can be no assurance that it is accurate or up to date.

- Apex Space: Developer of productized, commercial orbital transportation services spacecraft satellite buses designed to provide a cost-effective pathway to space. The company specializes in a combination of software, vertical integration, and hardware for spacecraft manufacturing, enabling space organizations to complete their missions with the help of spacecraft to communicate and launch vehicles.
- K2 Space: Focuses on building large spacecraft; aims for long-duration missions. Developer of aerospace hardware products designed for space architecture. The Company specializes in satellite buses for spacecraft that provide power and movement, enabling spacecraft manufacturers to leverage new large rockets.
- Momentus (NAS:MNTS): Offers in-space infrastructure services by building transfer and service vehicles that carry satellites and hosted payloads between orbits in space. It is a provider of three critical functions in the new space economy: Space Transportation, Satellite as a Service, and In-Orbit Servicing.
- Rogue Space Systems: Developer of robotic systems designed to deliver services to satellite operators, manufacturers, and insurers. The company's satellite vehicles and subsystems provide on-orbit services and offer in-space services through autonomous and computerized systems, enabling innovators and explorers to play a role in setting the standard for these services in support of the new space economy.
- Varda Space Industries: Manufacturer of spacecraft infrastructure focused on creating products in space for terrestrial applications. The company creates an infrastructure that harvests source materials for new products in space via asteroid mining, enabling the manufacturing industry to produce sustainability by eliminating the need to destructively extract the earth's resources.

Company	ABOVE	Apex	K2 Space	Momentus	Rogue	Varda
HQ Location	Huntsville AL	Culver City CA	Torrance CA	San Jose CA	Laconia NH	El Segundo CA
Employees	12 as of 06/24	56 as of 09/24	46 as of 05/24	123 as of 2023	29 as of 09/10/24	112 as of 09/10/24
Year founded	2019	2022	2022	2017	2020	2020
Primary industry	Aerospace & Defense	Aerospace & Defense	Aerospace & Defense	Aerospace & Defense	Aerospace & Defense	Aerospace & Defense
Verticals	• Industrials • Mftg • Space Tech	• Mftg • Space Tech	• Mftg • Space Tech	• Space Tech	• Cnstrct Tech • Mftg • Robotics & Drones	• Clean Tech • Mftg • Space Tech

Company	ABOVE	Apex	K2 Space	Momentus	Rogue	Varda
Revenue Growth	$0.8m -17%	unk 1.78%	Unk 1.24%	$3.089m 933%	$183.6k -0.50%	Unk -0.26%
Funding strategies	Equity crowdfunding, grants	Government grants, private funding	Privately funded, venture capital	Venture capital, government contracts	Government funding, private investment	Venture capital, private investment
Total raised	$2.74m	$122.0m	$65.93m	$413.20m	$0.33m	$176.02 m
Last deal 　Amount 　Type 　Closing	• $0.41m • Equity crowdfunding • 07/19/23	• $95.00m • Early-stage VC (Series B) • 06/11/24	• $50.00m • Early-stage VC (Series A) • 02/13/24	• $2.75m • PIPE • announced 09/16/24	• $2.77m • Grant • 09/30/23	• $90.00m • Early-stage VC (Series B) 04/05/24
Post-money valuation	$171.04m as of 02/21/23	$45.00m as of 06/22/23	$33.53m as of 03/15/23	$14.816m as of 09/17/24	$17.40m as of 12/17/21	$149.25m as of 10/14/21

The information presented in the charts below is based on publicly available data and internal estimates and is intended to provide a high-level comparison of certain characteristics of the Company and selected competitors. It may not include all relevant competitive dimensions or factors and should not be considered exhaustive. The Company does not guarantee the accuracy or completeness of the data presented, and such may differ or change significantly due to changes in market conditions or other factors. Investors should not place undue reliance on this information when making investment decisions.

Market Profiles

Feature/ Capability	ABOVE - Prometheus Spark	Apex	K2 Space	Momentus	Rogue	Varda
Platform type	Versatile free-flying platform	Small satellite bus	Modular satellite platform	In-space transportation & infrastructure	Modular space platform	In-space manufacturing platform
Mission focus	R&D, tech testing, TRL maturation	Earth observation	Commercial satellite services	In-space transportation, satellite deployment	Defense & commercial missions	Manufacturing, R&D
Key technologies	COTS hardware, frequent launches	High-resolution imaging technology	Proprietary satellite technology	Orbital transfer vehicles	Modular payload tech	Microgravity manufacturing tech
Flexibility	Highly adaptable, supports diverse payloads	Limited adaptability, specialized imaging	Moderate adaptability, specific use cases	High flexibility, customizable payloads	High flexibility, various mission configurations	Moderate flexibility, specific use cases
Cost efficiency	Low cost, frequent launch opportunities	High cost due to specialized tech	Moderate cost, competitive pricing	Competitive cost for in-space transport	Competitive cost structure	High initial costs, long-term benefits
Partnerships	NASA, Aegis, commercial & research entities	Government & private sector partnerships	Commercial satellite operators	SpaceX, government agencies, commercial clients	Government & commercial partnerships	Research institutions, manufacturing firms
Launch schedule	Prometheus Spark launch in 2025	Scheduled launches for specific missions	Regular commercial launches	Regular launch schedule	Regular launch schedule	Scheduled for specific manufacturing missions

Feature/ Capability	ABOVE – Prometheus Spark	Apex	K2 Space	Momentus	Rogue	Varda
Customer base	Emerging space tech companies, research institutions	Government agencies, commercial clients	Commercial satellite users	Satellite operators, government agencies	Defense agencies, commercial clients	Manufacturing sector, research organizations
Market position	Innovative, first-mover advantage in micro-facilities	Specialized niche player	Established market player	Leader in in-space transportation	Strong defense and commercial presence	Innovative manufacturing in space
Unique selling proposition	Rapid TRL advancement, versatile platform	High-res imaging for specific applications	Comprehensive satellite solutions	Efficient in-space transportation services	Defense-oriented modular solutions	In-space manufacturing capabilities

Comparative Market Postures

Feature/ Capability	ABOVE – Prometheus Spark	Apex	K2 Space	Momentus	Rogue	Varda
Hosted payload services	Yes	Yes	Yes	Yes	Yes	Yes
Platform scalability	High	Medium	Medium	Medium	Low	Low
Cost efficiency	High	Medium	Medium	Medium	Medium	Medium
Strategic partnerships	Strong	Moderate	Moderate	Strong	Moderate	Moderate
Innovative solutions	Yes	Yes	Yes	Yes	No	No
Extensive spaceflight heritage	Yes	No	No	No	No	No
Rapid deployment	Yes	No	No	Yes	No	No
Technology Readiness Level	8[8]	6	6	7	5	5

Selected Other Players

- Axiom Space: Operator of an international commercial space station intended to host government astronauts, tourists, private companies, and individuals for research, manufacturing, space exploration system testing, and tourism. The company provides universal access to the ISS by conducting crewed missions for national and private astronauts as well as for clients in the research and manufacturing sector, enabling space travelers to have access to various space initiatives and foster further possibilities.
- D-Orbit: Provider of space logistics and orbital transportation services intended to address the logistics needs of the space market. The company engages in last-mile delivery of satellites, orbital transportation, space logistics, mission control as a service, and space waste management services to optimize operations in orbit and on the ground, enabling

---

[8] Prometheus Spark bus and components are TRL-9. As each spacecraft hosts different payloads each mission is considered TRL-8.

the space marketplace to deliver successful customer outcomes today while developing advanced products and services for the needs of tomorrow.

- Intuitive Machines (NAS:LUNR): Intuitive Machines Inc is a space exploration, infrastructure, and services company. It is a diversified space company focused on space exploration. It supplies space products and services to support sustained robotic and human exploration to the Moon, Mars, and beyond. Its products and services are offered through four business units: Lunar Access Services, Orbital Services, Lunar Data Services, and Space Products and Infrastructure.
- Loft Orbital: Developer of a satellite deployment and management platform designed to democratize access to space by providing a simple, reliable and affordable way to deploy and operate small satellites. The company's platform simplifies the complex process of satellite deployment by providing a standardized satellite bus and a suite of software tools and streamlining the development process, reducing costs and accelerating time to orbit, enabling customers to focus on their mission rather than the engineering details.
- Orbit Fab: Developer of a space refueling technology designed to offer remote monitoring services. The company's technology includes a rapidly attachable fuel transfer interface, and a rigid tanker prototype, which provides cost-effective, reliable satellite fill and drains function during ground operations, enabling businesses to get the fuel and other materials they need, where and when they need it which provides flexibility for the satellite owners.
- True Anomaly: Operator of a fully integrated technology platform intended to offer space security and protect the freedoms and interests of the country. The company focuses on combining training and simulation tools, advanced spacecraft manufacturing infrastructure, and autonomy systems to revolutionize space security, stability, and sustainability, providing the commercial space market with space mission and software solutions.
- Vast Space: Developer of space habitation technologies intended to expand humanity across the solar system. The company specializes in space habitation technologies focused on assembling teams to build low-cost, artificial gravity crewed stations so that people can live and work in space for long periods without the adverse effects of zero gravity and thereby expand across the solar system.

Supply Chain

ABOVE's supply chain relies on long-standing relationships with suppliers whose products have years of flight heritage and on-orbit and in-space experience. Where lead times and pricing are not compatible with rapid iteration and commercial operations, the Company engineers and develops hardware in-house. ABOVE has good working relationships with various trades and a growing in-house capability for manufacturing and assembly in our Huntsville facility.

ABOVE's sourcing strategy involves going direct to the original provider wherever possible, eliminating intermediaries. Management believes that this plan has the potential to significantly reduce costs and improve project planning and scheduling. However, there can be no assurance that these improvements will be achieved as anticipated.

Customer Base

We anticipate that many of our customers will be early adopters seeking first-mover and first-to-market advantages in the emerging commercial space sector, including commercial enterprises focused on advancing space-based technologies. Our expected customer base also includes government agencies such as the Department of Defense and civil space authorities. To date, we have received five letters of commitment for space on our Prometheus automated platform from commercial organizations, as well as one letter of commitment for a feasibility study on the SIB, which may lead to a purchase if the results are favorable.

We believe that our P2P technology management initiative could provide substantial benefits to customers by offering an integrated approach that combines technology validation and demonstration within the same orbital mission. This integration has the potential to accelerate customers' revenue generation and reduce development timelines, as separate validation and demonstration missions are typically required. While these services are designed to reduce costs and support faster development, there can be no assurance that these benefits will be realized as anticipated.

The Prometheus fleet will benefit from its focus on TRL 9 maturation and hosted payload services, making it attractive to both commercial enterprises and the DoD. Management believes Prometheus is particularly suited to address the DoD's need for agile, fast-deployment solutions that enable technology validation in space. Recent changes in DoD acquisition strategies, including over $2.3 billion allocated to resilient space architectures in the government's fiscal year ending September 30, 2024, may provide a significant pipeline of government contracts for ABOVE.

Employees

The Company currently has six full-time employees in the states of Alabama, California, Colorado, and Oregon and nine part-time contractors in the above states, plus Connecticut, Maine, New York, and South Carolina.

Intellectual Property

ABOVE has multiple provisional patents and is in the process of applying for protection covering items or techniques such as:
• Large zero gravity truss building methods,
• On-orbit assembly and connection devices,
• Space platform geometry control methodologies,
• Devices and methodologies to control rotating structures,
• Cold gas thrusters,
• Emergency and safety devices for crew platforms,
• Stowage infrastructure,
• Mooring adaptors, and
• Hybrid gravity systems.

ABOVE's patent application portfolio to date is as follows:

Patent or application	Filing Date	Patent date	Title
19/219,560	Full patent submission accepted 8/11/2025	Pending	Systems and Methods for Providing a Hybrid Gravity Environment
63373308	8/23/2022	Pending full submission	Inflatable mechanism for rapid deployment of large, flat surfaces in space
63/228,459	8/2/2021	Pending full submission	Mechanism for automatically joining large structural elements
63/619,171	1/9/2024	Pending full submission	Inflatable space structure that provides a rapidly deployable, large, enclosed and protected workspace that can admit large objects without requiring disassembly

Patent or application	Filing Date	Patent date	Title
63/575,086	4/5/2024	Pending full submission	Method for automated stiffening of inflatable tubes in space so they retain shape and strength even when deflated
63/679,441	8/5/2024	Pending full submission	Method for using a stiffened inflatable structure to support the coils of a large, 3-axis magnetorquer system
63/672,470	7/17/2024	Pending full submission	Human-rated and traversable rotary union to join differentially rotating spacecraft segments

In addition, the Company has the following registered or pending trademarks. Click on the application number for its current status.

Trademark	Application number	Application date	Services Covered
Above logo	98791831	10/09/2024	007 - Machinery - satellites, space hardware, space systems, and components: such as structures, mechanical interfaces, and spacecraft
We Provide Gravity	97853521	Granted 11/5/2024	006 - Modular metallic buildings, namely, space stations and structural components therefor 009 - Space platforms, namely, satellites and structural components therefor 012 - space platforms, namely, lunar rovers, shuttles, and rockets and structural components therefor 039 - Flight planning for space missions 042 - Design of space stations, space platforms, and components therefor

The above-listed provisional patents, pending patent applications, and trademark filings represent the Company's current intellectual property portfolio as of the date of this Offering Statement. Provisional patents serve as placeholders for establishing an early filing date but do not confer enforceable rights until converted into a non-provisional patent application and subsequently issued. There is no assurance that pending patent applications will result in issued patents, or that any resulting patents will provide the scope of protection sought by the Company or be free from challenge by third parties. Similarly, trademark filings may not result in registered marks, and even if registered, there is no guarantee that such trademarks will be enforceable or prevent third parties from using similar marks.

The Company's ability to protect and enforce its intellectual property rights is subject to various risks and uncertainties. There is no assurance that any granted patents or registered trademarks will provide adequate commercial protection or prevent competitors from developing similar technologies or branding. Moreover, the Company's existing and future intellectual property rights may be subject to third-party claims, opposition proceedings, or other legal challenges that could result in reduced protection or increased costs. Failure to secure, maintain, or defend its intellectual property could materially impact the Company's business, financial condition, and results of operations.

Investors should not rely on the mere existence of pending applications or provisional patents as an indicator of future success or the ability to effectively protect the Company's innovations. The successful issuance, registration, and enforcement of these intellectual property rights are subject to complex and uncertain legal and administrative processes.

Legal & Regulatory Matters

Our activities and operations are subject to extensive regulation by various international, federal, state, and local laws and government agencies, including licensing and permitting requirements for launch and orbital operations, export control regulations, national security compliance, and environmental laws. Compliance with these regulations is essential to our ability to conduct business and expand our operations.

Launch & Orbital Operations

We are regulated by the U.S. Federal Aviation Administration ("FAA"), the Federal Communications Commission, and the National Oceanic and Atmospheric Administration, among others, for our launch, satellite, and orbital infrastructure operations. Maintaining licenses and adhering to safety, operational, and environmental standards is critical to our ability to conduct launches and operate satellite systems. Any failure to secure or maintain these licenses could materially affect our business.

Export Control & National Security Compliance

Given the sensitive nature of our technologies, we are subject to U.S. export control regulations, including the International Traffic in Arms Regulations and the Export Administration Regulations, which govern the export and transfer of technical data and hardware. Non-compliance could result in severe penalties and limit our ability to conduct business internationally. We may also be required to comply with national security regulations, such as the National Industrial Security Program, for handling classified information.

Human Spaceflight & Environmental Compliance

For crewed missions, our platforms must comply with the FAA's commercial human spaceflight regulations, which impose strict safety and operational requirements. Our manufacturing activities and orbital operations are also subject to U.S. environmental regulations and safety standards, which may increase operational costs.

Ongoing SEC Investigation

As described in the "Risk Factors**"** section of this Offering Statement, we are currently subject to an ongoing investigation by the SEC related to our prior securities offerings to determine if any securities laws were violated in said securities offerings. The investigation does not mean that the SEC has concluded that the Company or a representative of the Company has violated the law. Also, the investigation does not mean that the SEC has a negative opinion of any person, entity, or security. The outcome of this investigation is uncertain and may have a material impact on our business and ability to conduct future securities offerings in the SEC brings an enforcement action against the Company. See "Ongoing SEC Investigation" section for an update on the SEC's ongoing investigation.

Our ability to operate is contingent upon compliance with these and other evolving regulations. Changes in regulatory interpretations, enforcement, or new regulations could impose additional costs, limit our business activities, or otherwise adversely affect our operations.

For a detailed discussion of the potential risks associated with our regulatory environment, see the "Risk Factors" section of this Offering Statement.

Litigation

There are no lawsuits or other litigation pending, or to the Company's knowledge, threatened, against the Company.

MANAGEMENT

ABOVE is a Delaware corporation organized on June 16, 2022. Pursuant to the terms and conditions of its Certificate of Incorporation and Bylaws, it is governed by a five-member board of directors (the "Board"). The Board has not established any committees. Directors hold office until the election and qualification of their successors. Officers are appointed by the Board and serve at its discretion.

Directors, Officers & Key Employees

The directors, officers and key employees of the Company as of October 31, 2024 are listed below.

Name	Positions with the Company
Timothy Alatorre	Chairman of the Board, Chief Operating Officer, and Chief Financial Officer
Thomas R. Spilker	Vice Chairman of the Board, Chief Technical Officer, and Vice President of Engineering
Rhonda Stevenson	Director, President, and Chief Executive Officer
Robert Miyake	Director and Systems Engineer
Jeffery Greenblatt	Vice President of Science and Research



Timothy Alatorre, NCARB, age 45, co-founded ABOVE in June 2022 and its predecessor, Orbital Assembly, in September 2019. He brings more than 25 years of experience in business management, engineering, habitat design, and programming to his roles as Chairman of the Board, Chief Operating Officer, and Chief Financial Officer.

From January 2011 to August 2021, Mr. Alatorre consulted with the State of California as a Subject Matter Expert in architectural practice, law, and business management and from June 2018 to August 2021, he served as a planning commissioner and member of the architectural review committee for the City of Rocklin, California. Since April 2012, he has served in various capacities, including as Founder, CEO, COO, and Principal Architect, of Domum, an internationally recognized architecture firm based in Rocklin, California. There, he increased revenue by 240% and grew the startup firm to a multinational organization overseeing more than $320 million in construction projects annually. He has supervised the design and construction of over 600 structures and more than $1.5 billion in construction projects.

Mr. Alatorre is a licensed architect registered in several states and earned a BArch degree from California Polytechnic State University in San Luis Obispo in 2006.

Thomas R. Spilker, PhD, age 72, is a co-founder of ABOVE and Orbital Assembly and currently serves as the Company's Vice Chairman of the Board, Chief Technical Officer, and Vice President of Engineering. Dr. Spilker leads the Company's space systems development activities.

Beginning in 1991, he served as a scientist, engineer, and consultant at NASA's Jet Propulsion Laboratory, including 10 years as a Principal Space Flight Mission Architect (1991-2012). He worked on NASA's Voyager, Cassini-Huygens, and Genesis missions, and was a co-investigator for the microwave instrument on the European Space Agency's Rosetta mission, where his expertise in mission planning and system design has been crucial. His unique role as the only non-APL mission architect selected

75

for the Neptune Odyssey mission concept study at Johns Hopkins University Applied Physics Laboratory highlights his ability to seamlessly integrate scientific and technical disciplines, creating innovative and agile mission strategies. Dr. Spilker's combination of scientific rigor, inventive thinking, and extensive mission experience makes him uniquely qualified to lead ABOVE in advancing cutting-edge space technologies.

Dr. Spilker earned Ph.D. and MS degrees in electrical engineering from Stanford University in 1990 and 1983, respectively, and a BS (summa cum laude) in geophysics and computer science from Kansas State University in 1975.



Rhonda Stevenson, age 54, has served as President and Chief Executive Officer of ABOVE since its founding in June 2022. Ms. Stevenson joined Orbital Assembly in July 2021 as President and Chief Executive Officer after serving as a member of the Company's Advisory Board beginning August 2020.

Under Ms. Stevenson's leadership, ABOVE has secured key contracts with the Department of the Air Force and NASA and guided the Company through International Space Station missions. The Prometheus Spark mission planned for 2025 marks the next significant milestone.

From January 2020 to March 2021, Ms. Stevenson worked as an independent consultant and advisor for a variety of companies supporting public relations, marketing, media, and business strategy. From August 2014 to March 2016, Ms. Stevenson served as Chief Promotions and Marketing Officer for Deep Space Industries of San Jose, California. Since July 2015, Ms. Stevenson has headed the currently latent Tau Zero Foundation, a not-for-profit organization dedicated to developing the technologies that will enable humankind to become a permanent space-faring civilization, including overseeing interstellar research initiatives, which included a NASA STMD grant. In December 2013, she founded the Space Mining and Resources Coalition. to serve as a liaison between the mining, petroleum, energy, and space development industries. Also in December 2013, Ms. Stevenson founded Blue Elysium Enterprises, LLC, which provided strategic consulting to technology companies.

Ms. Stevenson is completing her MBA in Leadership & Strategy from the Ducere Global Business School of College de Paris. Her thesis is expected to be delivered in December 2024 with graduation in January 2025.



Robert Miyake, age 87, has served as Systems Engineer and a Director of the Company since its inception in June 2022 and of Orbital Assembly since its founding in September 2019. Mr. Miyake has over 60 years of experience as an engineer working in aerospace and space operations, including dozens of successful missions. He came out of retirement to join Orbital Assembly after over 30 years at NASA's Jet Propulsion Laboratory where he was a lead thermal systems and systems engineer, working on design, test, and flight operations of spacecraft and flight instruments, including SeaSat, Topex MGS, IAE, WF/PC, and others. Prior to joining JPL in 1978, he worked at Lockheed Missile and Space Company on commercial and military aircraft. He started his career at Boeing Airplane Company in 1961, where he worked on many projects, including the 727 aircraft. Mr. Miyake completed graduate studies in mathematics, bioengineering, system engineering, and computer science and received a BS in mechanical engineering from San Jose State College in 1962.

 **_Jeffery Greenblatt, PhD_**, age 53, is a co-founder of ABOVE and Orbital Assembly and currently serves as its Vice President of Science and Research. His responsibilities include project management, technical analysis, research, cost estimation, market assessment, and fundraising. He currently leads the Company's Pioneer-class Structural Truss Assembly Robot (PSTAR)/Gravity Ring project.

From September 2017 to June 2021, he served as Co-Founder and Chief Scientist for Spacexchange LLC of Charlotte, North Carolina and Portland, Oregon. In June 2016, Dr. Greenblat founded Emerging Futures, LLC, an environmental and space consultancy based in Portland, Oregon. From October 2009 to March 2018, he served as a Staff Scientist at Lawrence Berkeley National Laboratory where he led pioneering projects aimed at reducing greenhouse gas emissions. He has also served in various capacities for Google (2008-2009), the Environmental Defense Fund (2005-2008), Princeton University (2001-2005), and the NASA Ames Research Center (1999-2001) where his groundbreaking work advanced the understanding of atmospheric methane and nitrous oxide. Dr. Greenblatt earned a Ph.D. in chemistry from the University of California, Berkeley in 1999 and a BS in physics and chemistry from Haverford College in 1993.

Advisory Board

The Company seeks to engage with its Advisory Board on both an individual and group basis as frequently as once per quarter on matters of interest to the business. Members of ABOVE's Advisory Board as of August 11, 2025 were as follows:

Tim Clements, Strategic Advisor for manufacturing. Global expert in manufacturing, supply chain management, and fabrication.

Dave Fisher, President and Independent Consultant, Liftoff Strategic Advisors. Former Vice President of Business Development, Astroscale.

Jim Howe, Vice President of Government Relations at Centrus Energy. Experienced executive with extensive advocacy, government relations, communications, business development, and leadership experience in the private sector and in a variety of high-profile government positions.

Janet Ivey-Duesing, Television Host and Educator. Creator of the children's TV series *Janet's Planet* that airs on over 140 public television stations nationwide. Janet is committed to enriching the lives of children via education and TV and online programming.

Frank White, Author and Space Philosopher. Frank has authored or coauthored numerous books on topics ranging from space exploration to climate change to artificial intelligence. His best-known work, *The Overview Effect: Space Exploration and Human Evolution*, is considered by many to be a seminal work in the field of space exploration. A film called *Overview* based largely on his work, has had nearly 8 million plays on Vimeo.

Jim Reuter, Veteran aerospace engineer who began his career at NASA in 1983, holding key leadership roles including associate administrator for the Space Technology Mission Directorate, where he managed programs with over $1 billion in annual investments, before retiring in June 2023 after earning numerous awards such as the Presidential Rank Award and Distinguished Service Medal.

Compensation Policies

Overall, employees and independent contractors are compensated on an individual basis using various combinations of salary, wages, bonuses, consulting payments, benefits, time off, and equity grants.

For the year ended June 30, 2024, the Company paid a total of $672,000 for the benefit of six full-time employees and 12 independent contractors, including $580,000 of salaries, wages, and consulting fees, $15,000 of bonuses, and $42,000 of benefits. Most medical and dental insurance premiums are paid for by the employee and may include their spouse and family at the employee's personal expense. Bonuses were paid to three employees during fiscal 2024 which had been previously approved in 2021 but deferred for payment.

For the year ended June 30, 2023, the Company paid a total of $620,000 for the benefit of six full-time employees and 13 independent contractors, including $679,000 of salaries, wages, and consulting fees, and $54,000 of benefits. Most medical and dental insurance premiums are paid for by the employee and may include their spouse and family at the employee's personal expense.

During fiscal 2024, to stay compliant with state employment law, the Company instituted an optional 401(k) retirement plan. Contributions are made solely by employees and the Company does not offer a matching program but is responsible for service fees related to the maintenance of the plan. The Company does not offer pension or profit sharing at this time.

The Company does not have an incentive stock plan, non-equity incentive plan, or non-qualified deferred compensation plan, and consequently, there were no stock awards, option awards, non-equity incentive plan compensation, or non-qualified deferred compensation earnings for any of our named executive officers outstanding as of the end of our last completed fiscal year.

Director Compensation

Directors who are not full-time employees of the Company are compensated for each meeting attended at a rate of $5,000 per meeting, paid in cash of $500 and $4,500 of warrants. Regular board meetings occur every other month with update calls occurring in alternating months.

Potential Payments Upon Termination or Change-in-Control

Except as described below under "Employment Agreements", we currently have no contract, agreement, plan or arrangement, whether written or unwritten, that provides for payments to a named executive officer at, following, or in connection with any termination, including without limitation resignation, severance, retirement, or a constructive termination of a named executive officer, or a change in control of the Company or a change in the named executive officer's responsibilities, with respect to each named executive officer.

Employment Agreements

The following are summaries of our employment and consulting agreements with our named executive officers:

Rhonda Stevenson is currently the Company's President and Chief Executive Officer and a member of the Board of Directors. On April 1, 2021, the Company's predecessor entered into a three-month consulting agreement with Ms. Stevenson calling for monthly base pay, reimbursement for pre-approved work-related expenses, and performance-based equity compensation. On July 1, 2021, at the close of the consulting agreement, Orbital Assembly entered into an employment agreement with Ms. Stevenson. Her compensation includes a base annual salary, paid vacation time and holidays, and optional Company-subsidized insurance benefits. This agreement was amended twice; the first was effective December 1, 2021, and the second on April 1, 2022, resulting in two raises. Based on publicly available salary data from Glassdoor, her base compensation is currently 45% lower than the industry average for similar positions at companies of a similar size and stage. These estimates are provided for informational purposes only, and there may be significant variability in compensation data depending on the source and methodology used. The Company believes this compensation structure is appropriate given its early-stage status and commitment to prioritizing resource allocation for growth and operational development.

The agreement is evergreen and continues until canceled. If Ms. Stevenson's employment is terminated, she will receive no severance pay other than payout of accrued and unused vacation time.

Timothy Alatorre is currently the Company's Chairman of the Board, Chief Operating Officer, and Chief Financial Officer. On February 27, 2021, Orbital Assembly, the Company's predecessor, entered into an employment agreement with Mr. Alatorre. Mr. Alatorre's compensation includes a base annual salary, paid vacation time and holidays, and optional Company-subsidized insurance benefits. This agreement was amended twice, effective December 1, 2021, and again on April 1, 2022, resulting in two raises to base salary. Based on publicly available salary data from Glassdoor, Mr. Alatorre's base compensation is currently 45% lower than the industry average for similar positions at companies of a similar size and stage. These estimates are provided for informational purposes only, and there may be significant variability in compensation data depending on the source and methodology used. The Company believes this compensation structure is appropriate given its early-stage status and commitment to prioritizing resource allocation for growth and operational development.

The agreement is evergreen and continues until canceled. If Mr. Alatorre's employment is terminated, he will receive no severance pay other than payout of accrued and unused vacation time.

Thomas R. Spilker is currently the Company's Vice Chairman of the Board, Chief Technical Officer, and Vice President of Engineering. On February 27, 2021, Orbital Assembly entered into an employment agreement with Dr. Spilker. Dr. Spilker's compensation package includes a base annual salary, paid vacation time and holidays, and optional Company-subsidized insurance benefits. This agreement was amended twice with effective dates of December 1, 2021, and April 1, 2022. These amendments resulted in two raises to base. During the periods from March 18, 2021 to July 16, 2021 (120 days), and again from April 1, 2022 to March 14, 2023 (347 days), Dr. Spilker voluntarily agreed to defer 50% of his salary until such time as the Company had funds to pay it in full. ABOVE plans to start repayment of this deferred salary during fiscal 2025. Based on publicly available salary data from Glassdoor, Dr. Spilker's base compensation is currently 41% lower than the industry average for a position of this nature for similar companies according to Glassdoor's salary estimates.

The agreement is evergreen and continues until canceled. If Dr. Spilker's employment is terminated, he will receive no severance pay other than payout of accrued and unused vacation time.

Limitation on Liability and Indemnification

The Company's certificate of incorporation, as amended from time to time, provides that, to the fullest extent permitted by law, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.

The Company's bylaws provide that it shall indemnify and hold harmless any person who was or is party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (a "proceeding"), by reason of the fact that such person is or was a director or officer of the Company or a constituent corporation absorbed in a consolidation or merger, or is or was serving at the request of the Company or a constituent corporation absorbed in a consolidation or merger, as a director, officer, employee, or agent of another corporation, partnership, joint venture, limited liability company, trust, non-profit entity or other enterprise, or is or was a director or officer of the Company serving at its request as an administrator, trustee, or other fiduciary of one or more of the employee benefit plans of the Company or other enterprise (an "Indemnified Person"), against expenses (including attorneys' fees), judgments, fines, liability, loss and amounts paid in settlement actually and reasonably incurred or suffered by

such person in connection with such proceeding, whether or not the indemnified liability arises or arose from any threatened, pending or completed proceeding by or in the right of the Company, except to the extent that such indemnification is prohibited by applicable law.

Notwithstanding the preceding, except as otherwise provided in the Company's bylaws, the Company shall be required to indemnify an Indemnified Person in connection with a proceeding, or part thereof, commenced by such Indemnified Person only if the commencement of such proceeding, or part thereof, by the Indemnified Person was authorized in advance by the Board.

The Company has secured general directors and officers ("D&O") insurance coverage through Lexington Insurance Company, as well as coverage specific to offerings via Reg CF through Tigermark.

CAPITALIZATION & OWNERSHIP

Capitalization

As of June 30, 2024, the Company had a total of $67,000 of debt outstanding as follows. For financial reporting purposes, this note was included in accounts payable and accrued expenses.

Type of debt	Promissory Note (the "Note")
Name of creditors	Thomas R. Spilker
Amount outstanding	$67,333
Interest rate & payment schedule	The Note does not bear interest
Amortization schedule	None
Describe any collateral or security	None
Maturity date	None
Other material terms	Issued in payment for back wages earned between April 2022 and June 2024; the Company began repayment in January 2024 and anticipates that it will be able to repay the Note by June 30, 2025.

The Company is a Delaware corporation organized on June 16, 2022, and is governed by the terms and conditions of its Certificate of Incorporation and Bylaws.

On October 28, 2024, pursuant to Board and shareholder action, the Company amended its Certificate of Incorporation, authorizing three classes of stock to be designated "Class A Common Stock" (100,000,000 shares, the "Class A" or the "Class A Common"), "Class B Common Stock" (75,000,000 shares, the "Class B" or the "Class B Common"), and "Preferred Stock" (75,000,000 shares). Collectively, the Class A Common Stock and the Class B Common Stock are referred to as the "Common Stock". Each share has a par value of $0.001.

Except as required by applicable law, each holder of Class A Stock shall be entitled to one (1) vote for each share held as of the applicable record date on any matter that is submitted to a vote of the shareholders, including, without limitation, any matter voted on at a shareholders' meeting. Except as required by applicable law, holders of Class B shall not be entitled to vote on matters submitted to a vote of the shareholders of this corporation. However, the rights and privileges of the Class A and Class B shares are equal with respect to other matters such as dividends and priority in liquidation.

The Board was also granted the power to authorize by resolution, duly adopted from time to time, the conversion of five (5) shares of Class B into one (1) share of Class A Common Stock, and to set all terms of such conversion including, without limitation, the qualifications, restrictions, or limitations on the conversion thereof.

The Board was also granted the power to authorize by resolution, duly adopted from time to time, the issuance of any or all the preferred stock in any number of classes or series and to set all terms of such stock, including, without limitation, its powers, preferences, rights, privileges, qualifications, restrictions, and limitations. Such terms for each class or series may differ from those of any and all other classes or other series at any time outstanding. Any shares of any one series of preferred stock shall be identical in all respects with all other

shares of such series, except that shares of any one series issued at different times may differ as to the dates from which dividends thereof shall be cumulative.

Consequently, as of October 31, 2024, under the provisions of such documents, ABOVE has three classes of capital stock authorized, issued, and outstanding as follows:

Class of security	Shares authorized	Shares issued and outstanding	Voting rights	Other rights
Preferred Stock	75,000,000	--	Note 1	Note 1
Class A Common Stock	100,000,000	82,044,100	yes	none
Class B Common Stock	75,000,000	--	no	none
Note 1 - The Company has not filed any certificates of designation to establish the rights and preferences of any preferred stock.				

The following table summarizes the issued and outstanding common equity capitalization of the Company as of October 31, 2024. Note that all common shares issued to, and outstanding as of, such date are Class A Common Stock.

Common Equity Capitalization at October 31, 2024					
Holder (issue date)	Shares	Percent	Price/share	Dollars	Percent
Founders (09/24/19)................................	15,400,000	18.77%	$ 0.0005	$ 7,700	0.24%
Advisors & contractors (12/11/20)..	2,682,758	3.27%	0.0187	50,299	1.54%
Reg CF (06/16/21).....................................	796,000	0.97%	1.2500	995,000	30.48%
SAFE conversion (06/16/21).....................	161,638	0.20%	1.2055	194,848	5.97%
Advisors & contractors (12/31/21)..	131,398	0.16%	0.1184	15,560	0.48%
Reg CF (06/23/22).....................................	631,309	0.77%	2.1000	1,325,750	40.61%
Equity comp (09/12/22)............................	61,823,235	75.35%	0.0010	61,646	1.89%
Reg CF (03/17/23).....................................	68,308	0.08%	2.1000	143,447	4.39%
Reg CF (09/01/23).....................................	150,338	0.18%	2.2500	338,261	10.36%
Reg CF (03/31/24).....................................	34,252	0.04%	2.3000	78,780	2.41%
Reg CF $0.25 warrants (09/01/23)	93,040	0.11%	0.2500	23,260	0.71%
Reg CF $0.42 warrants (09/01/23)	71,824	0.09%	0.4200	30,166	0.92%
Total..	82,044,100	100.00%	$ 0.0398	$ 3,264,717	100.00%

Ownership

The following table summarizes the fully diluted capitalization of the Company as of June 30, 2024. Note that all common and common-equivalent shares issued to, and outstanding as of, such date are Class A Common Stock.

Fully Diluted Ownership as of October 31, 2024						
	Common Stock		Common equivalents		Fully diluted	
Holder (issue date)	Shares, issued & outstanding	Percent	Warrants	Percent	Shares	Percent
Founders						
Timothy Alatorre	12,429,443	15.15%	-	0.00%	12,429,443	15.04%
Thomas R. Spilker Revocable Living Trust	11,556,048	14.09%	-	0.00%	11,556,048	13.98%
The Jeffery and Noreen Buyers Greenblatt Family Trust	5,928,893	7.23%	20,000	3.40%	5,948,893	7.20%
Blincow Settlement Holding Trust	15,129,630	18.44%	-	0.00%	15,129,630	18.31%
James Wolff	4,420,254	5.39%	20,000	3.40%	4,440,254	5.37%
Subtotal	49,464,268	60.29%	40,000	6.79%	49,504,268	59.91%
Other Investors						
Rhonda Stevenson	11,063,084	13.48%	-	0.00%	11,063,084	13.39%
Jeffrey Max (1)	-	0.00%	36,314	6.17%	36,314	0.04%
Robert Miyake (1)	177,845	0.22%	36,643	6.22%	214,488	0.26%
Others	21,174,039	25.81%	-	0.00%	21,174,039	25.62%
$0.25 warrants (2)	93,040	0.11%	246,072	41.78%	339,112	0.41%
$0.42 warrants (3)	71,824	0.09%	14,904	2.53%	86,728	0.10%
$0.01 warrants (4)	-	0.00%	215,000	36.51%	215,000	0.26%
Subtotal	32,579,832	39.71%	548,933	93.21%	33,128,765	40.09%
Total	82,044,100	100.00%	588,933	100.00%	82,633,033	100.00%

Notes
1 - Warrants issued for service on the Company's Board of Directors.
2 - Warrants expiring 01/01/25 issued to purchasers that participated in the June 2021 Reg CF offering of 796,000 shares.
3 - Warrants expiring 01/01/25 issued to purchasers that participated in the June 2022 Reg CF offering 0f 631,309 shares.
4 - Warrants expiring 04/16/27 issued between 06/21/22 to 06/30/24 for service on the Company's Advisory Board.

The following table sets forth information concerning the beneficial ownership[9] of our Class A Common Stock as of October 31, 2024 for:
- Each director,
- Each holder of 20% or more,
- Our officers as set forth in the Management section, and
- The directors and officers as a group.

Unless otherwise indicated, each person has sole investment and voting power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Beneficial Ownership as of October 31, 2024		
	Common Stock	
Name and Principal Position of Beneficial Owner	Shares	Percent of Shares Outstanding
Timothy Alatorre.. Chairman of the Board, Chief Operating Officer & Chief Financial Officer	12,429,443	15.16%
Thomas R. Spilker.. Vice Chairman of the Board, Chief Technical Officer & VP of Engineering	11,556,048	14.10%
Rhonda Stevenson.. Director, President & Chief Executive Officer	11,063,084	13.49%
Jeffrey Max.. Director	36,314	0.04%
Robert Miyake... Director & Systems Engineer	214,488	0.26%
Jeffrey Greenblatt.. Vice President of Science & Research	5,948,893	7.26%
All directors & officers as a group (6 persons)...................	41,248,270	50.31%

---

[9] In general, for securities ownership reporting purposes, specifically Sections 13(d) and 13(g) of the Securities Act of 1933, (the "Act"), a "beneficial owner" of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: 1) voting power which includes the power to vote, or to direct the voting of, such security; or 2) investment power which includes the power to dispose, or to direct the disposition of, such security. All securities of the same class beneficially owned by a person, regardless of the form which such beneficial ownership takes, shall be aggregated in calculating the number of shares beneficially owned by such person. Further, a person shall be deemed to be the beneficial owner of a security if that person has the right to acquire such within 60 days, including but not limited to any right to acquire through the exercise of any option, warrant or right; through the conversion of a security; pursuant to the power to revoke a trust, discretionary account, or similar arrangement; or pursuant to the automatic termination of a trust, discretionary account, or similar arrangement. Any securities not outstanding which are subject to such options, warrants, rights, or conversion privileges shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

Previous Exempt Offerings

Listed below are the exempt offerings conducted by ABOVE and Orbital Assembly from inception of the predecessor on August 21, 2019 to the date hereof.

Offering dates	Security type	Money raised	Use of proceeds	Exemption from registration
Issue dates: between Jun 21, 2023 and Jun 30, 2024	215,000 warrants expiring Apr 16, 2027 to purchase Common Stock at an exercise price of $0.01/shr	No exercises to date	General corporate and administrative expenses	Rule 701
Issue date: Sep 1, 2023	86,731 warrants expiring Jan 1, 2025, to purchase Common Stock at an exercise price of $0.42/shr	71,824 warrants exercised to date raising $30,166	Manager compensation; general corporate and administrative expenses; orbital flight test hardware	Reg CF
Issue date: Sep 1, 2023	339,112 warrants expiring Jan 1, 2025, to purchase Common Stock at an exercise price of $0.25/shr	93,040 warrants exercised to date raising $23,260	Manager compensation; general corporate and administrative expenses; orbital flight test hardware	Reg CF
Opening date: Dec 31, 2024 Closing date: Mar 31, 2024	34,252 shares of Common Stock at $2.30/shr	$78,780	Manager compensation; general corporate and administrative expenses; Clean room structure, full scale mock-up habitat frame.	Reg CF
Opening date: Mar 17, 2023 Closing date: Sep 1, 2023	171,800 shares of Common Stock at $2.25/shr	$386,550	Manager compensation; general corporate and administrative expenses; orbital flight test hardware	Reg CF
Opening date: Nov 22, 2022 Closing date: Mar17, 2023	68,308 shares of Common Stock at $2.10/shr	$143,447	Manager compensation; general corporate and administrative expenses; business development; hardware testing at NASA Marshall Space Flight Center	Reg CF
Opening date: Nov 8, 2021 Closing date: Jun 23, 2022	631,309 shares Common Stock at $2.10/shr	$1,325,750	Manager compensation; warehouse rental; DSTAR System decommissioning, transport, and storage; Pioneer station design, development, and engineering; general corporate and administrative expenses	Reg CF
Opening date: Sep 12, 2022 Closing date: Sep 12, 2022	61,823,235 shares Common Stock at $0.001/shr	$61,646	Equity distributed to contractors, advisors, and other third parties as compensation	Rule 701

Offering dates	Security type	Money raised	Use of proceeds	Exemption from registration
Opening date: Jan 1, 2021 Closing date: Dec 31, 2021	131,398 shares Common Stock at $0.11842/shr	$15,560	Advisor and contractor compensation	Rule 701
Opening date: Apr 1, 2021 Closing date: Jun 16, 2021	161,638 shares Common Stock at $1.20546/shr	$194,848	SAFE notes converted to Common Stock; designs and presentation materials for Voyager station; engineering and fabrication of DSTAR test article	Section 4(a)(2)
Opening date: Jan 27, 2021 Closing date: Jun 16, 2021	796,000 shares Common Stock at $1.25/shr	$995,000	Manager compensation; DSTAR demonstration, warehouse rental, DSTAR System components, PSTAR and Gravity Ring engineering and development; general corporate and administrative expense	Reg CF
Opening date: May 24, 2020 Closing date: Dec 11, 2020	2,682,758 shares Common Stock at $0.01875/shr	$50,299	Advisor and contractor compensation	Rule 701
Opening date: Sep 24, 2019 Closing date: Sep 24, 2019	15,400,000 shares Common Stock at $0.0005/shr	$7,077	Founders' stock	Rule 701

Restrictions on Transfer

Securities sold pursuant to Reg CF may not be transferred by holders of such during a one-year holding period beginning when the securities were issued and ending on the first anniversary of such date, unless transferred:
1) To the Company,
2) To an accredited investor, as defined by Rule 501(d) of Reg D of the Securities Act of 1933, as amended,
3) As part of an offering registered with the SEC, or
4) To a *member of the family* of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a family member of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances.

"Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal-equivalent, sibling, mother, father, daughter, son, sister, brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

FINANCIAL REVIEW

In addition to the following information, please see the financial information listed on the cover page and the financial statements beginning on page 93, which are an important part of this Offering Statement and should be reviewed in their entirety.

On August 21, 2019, Orbital Assembly Corporation ("Orbital Assembly"), the predecessor of the Company, was incorporated in California.

On June 16, 2022, Above: Space Development Corporation ("ABOVE" or the "Company") was incorporated in Delaware. Also on June 16, 2022, Above: Orbital Inc. ("Above Orbital") was incorporated in Delaware with 1,000 common shares of stock authorized, all of which were issued to and are owned by the Company, making Above Orbital a wholly owned subsidiary of the Company.

On September 9, 2022, Orbital Assembly was merged with Above Orbital. As part of the merger, all outstanding equity interests of Orbital Assembly were exchanged for equity interests in the Company at a ratio of 5:1.

Recent Tax Return Information

As of the date hereof, the Company's federal and state tax returns for fiscal 2024 have not yet been filed.

Plan of Operations

ABOVE Space's core strategy centers on providing satellite micro-facilities, designed to function as prototyping test beds and platforms for hosted payloads. The Company's service offerings aim to accelerate the on-orbit validation and de-risking process for customers, enabling them to obtain critical flight data and operational insights more efficiently. These hosted payload opportunities are structured to support a seamless transition from research and development to full-scale production and operational deployment. Management's focus is on expanding the use of these platforms to address growing demand from both commercial and governmental customers, while continuing to refine its infrastructure to support a broad range of applications in LEO and beyond.

During fiscal 2024, the Company launched new products and service offerings allowing ABOVE's customers to fly NASA-compliant payloads on the International Space Station. ABOVE flew its first commercial mission to the ISS in March 2024. The Company has already secured additional customers for two separate ISS missions in fiscal 2025.

The Company initiated three capital improvement projects in fiscal 2024 which are expected to be in service by the end of fiscal 2025. These include enhancements to the IOTA test platform used for spacecraft component development and testing; the start of construction of a 400 square foot ISO 8 clean room in the Huntsville integration facility for assembly and testing of spacecraft systems; and the start of construction of a full-scale Station-In-a-Box™ (SIB™) core to be used for human factors design and development. These assets are carried on the balance sheet as "construction in progress" within fixed assets for those components yet to be put into service.

The Company has maintained stringent cost control measures with regular executive- and Board-level financial reviews and budget approvals. Continued efforts have been made to keep expenses low while maximizing revenue and profit. Management has directed its focus

on leveraging COTS hardware, which has further helped reduce costs and improve profitability. Efforts have been made to keep salary and overhead expenses low by leveraging third party contractors and a distributed workforce, ensuring that the Company remains agile and efficient in its operations.

As ABOVE moves forward, management's focus is on leveraging its technology and operational expertise to meet the growing demand for automated on-orbit platforms and infrastructure. The Company's near-term strategy involves expanding its presence in LEO and beginning development of scalable solutions for operations in cislunar space and beyond. The Company plans to prioritize investments in its automated platform technologies and habitability systems to support potential applications for research, manufacturing, and commercial uses.

Management anticipates that the Company's current investments in technology, business relationships, and infrastructure will enable it to address emerging needs in the space industry. However, the ability to achieve these objectives depends on a variety of factors, including successful completion of planned development projects, securing additional funding, and navigating the regulatory environment. While the Company is optimistic about its growth prospects, there can be no assurance that it will achieve profitability or meet its operational targets as planned.

Results of Operations

The following table sets forth selected financial data for the periods indicated.

	For the years ended June 30,					
	Dollars		Percent of total revenues		Change	
In dollars unless otherwise indicated	**2024**	**2023**	**2024**	**2023**	**Dollars**	**Percent**
Revenues						
Total…………………………………	824,822	996,031	100.0%	100.0%	(171,209)	-17.2%
Cost of revenues						
Total…………………………………	30,910	2,701	3.7%	0.3%	28,209	1044.4%
Gross profit………………………………	793,912	993,330	96.3%	99.7%	(199,418)	-20.1%
Sales & marketing…………………………	99,221	50,147	12.0%	5.0%	49,074	97.9%
Research & development………………	12,544	69,858	1.5%	7.0%	(57,314)	-82.0%
General & administrative………………	834,110	457,983	101.1%	46.0%	376,127	82.1%
Compensation & benefits………………	672,569	620,464	81.5%	62.3%	52,105	8.4%
Depreciation & amortization…………	-	-	0.0%	0.0%	-	na
Total operating expenses…………	1,618,444	1,198,452	196.2%	120.3%	419,992	35.0%
Operating income (loss)……………	(824,532)	(205,122)	-100.0%	-20.6%	(619,410)	302.0%
Other (income) expense						
Other income……………………………	(8,050)	(3,819)	-1.0%	-0.4%	(4,231)	110.8%
Interest expense………………………	5,009	7,478	0.6%	0.8%	(2,469)	-33.0%
Other expense…………………………	1,000	1,500	0.1%	0.2%	(500)	-33.3%
Other (income) expense, net………	(2,041)	5,159	-0.2%	0.5%	(7,200)	-139.6%
Pre-tax income (loss)………………	(822,491)	(210,281)	-99.7%	-21.1%	(612,210)	291.1%
Provision for income taxes…………	-	-	0.0%	0.0%	-	na
Net income (loss)……………………	(822,491)	(210,281)	-99.7%	-21.1%	(612,210)	291.1%

- For the fiscal years ended June 30, 2024 and 2023, total revenue was $825,000 and $996,000, respectively, a decrease of $171,000 or 17.2%. The decrease was driven by the payment schedule of the Company's contracts with the Department of Defense.

- For fiscal 2024, gross profit decreased to $794,000, down $199,000 from $993,000 last year, and gross margin decreased to 96.3%, down 20.1% from 99.7% in 2023, mostly due to increased business development and administrative spending.

- The operating loss for 2024 was $825,000 compared to $205,000 for 2023, a change of $619,000. Operating margin also decreased to -100.0% compared to -20.6% for 2023, an increase of 302.0%.

- The net loss for 2024 was $822,000 compared to a loss of $210,000 for 2023, a change of $612,000. Net margin decreased to -99.7% from -21.1% for 2023.

- For the fiscal years ended June 30, 2024 and 2023, the Company paid no federal or state income taxes, due principally to over $815,000 of tax loss carryforwards and research and development tax credits.

On May 17, 2023, the Company signed a five-year Umbrella Space Act Agreement with NASA with the stated purpose "of collaborative analysis, development, and testing of technology related to the Above: Space Development Corporation Commercial Space Station concept".



NASA Space Act Umbrella Agreement (SAA)

Umbrella Agreement between Above: Space and NASA, Marshall Space Flight Center

- Includes collaborative analysis, development, software and hardware testing for Above: Space Commercial Space Station

- Collaboration on developing hybrid and microgravity applications

- High level access to all NASA MSFC state-of-the-art ecosystem, facilities, staff, technology and tools, for testing and de-risking Above's platforms

Copyright 2023, Above: Space Development Corporation



On February 17 and March 20, 2023, the Company was awarded two contracts from the US Air Force totaling $1,770,000 to develop technologies related to on-orbit structures and energy production.

Based on its existing contracts and two planned orbital missions, the Company anticipates that it will be revenue positive for the fiscal year ending June 30, 2025.

Liquidity & Capital Resources

The following table is presented as a measure of our liquidity and capital resources as of the dates indicated, including "total liquid assets", which is a non-GAAP measure:

| | At June 30, | | | | | |
| | Dollars | | Percent of total assets | | Change | |
In dollars unless otherwise indicated	2024	2023	2024	2023	Dollars	Percent
Liquidity						
Cash..	$ 180,216	$ 687,661	66.3%	94.9%	$ (507,445)	-73.8%
Accounts receivable...................................	2,000	-	0.7%	0.0%	2,000	na
Liquid assets..	182,216	687,661	67.1%	94.9%	(505,445)	-73.5%
Total assets...	$ 271,756	$ 724,855	100.0%	100.0%	$ (453,099)	-62.5%
Capital Resources						
Revolver..	$ -	$ -	0.0%	0.0%	$ -	na
Senior term debt...	-	-	0.0%	0.0%	-	na
Junior term debt..	-	-	0.0%	0.0%	-	na
Total debt...	-	-	0.0%	0.0%	-	na
Preferred equity..	-	-	0.0%	0.0%	-	na
Common equity..	3,073,997	2,823,944	10190.6%	468.6%	250,053	8.9%
Retained earnings (deficit)........................	(3,043,832)	(2,221,341)	-10090.6%	-368.6%	(822,491)	37.0%
Total equity..	30,165	602,603	100.0%	100.0%	(572,438)	-95.0%
Total capital...	$ 30,165	$ 602,603	100.0%	100.0%	$ (572,438)	-95.0%

- The cash balance on June 30, 2024 decreased to $180,000 (66.4% of total assets) from $688,000 (94.9% of total assets) as of the same date in 2023, down $507,000 or -73.8%, due principally to lower revenue and increased costs.

- As of June 30, 2024 and 2023, total interest-bearing debt was $0 and $0, respectively. As of June 30, 2024, total equity was $30,000 (100% of total capital), down $572,000 or 95.0% from $603,000 (100% of total capital) on June 30, 2023, due to continuing operating losses.

- During fiscal 2024, after accounting for fees and direct expenses, the Company raised a total of $250,000 from sales and issuance of 208,597 shares, resulting in total shares outstanding as of June 30, 2024, of 81,983,660.

- During fiscal 2023, the Company issued 51,748,352 shares pursuant to grants and sales to employees, raising $51,600. ABOVE also sold 68,308 and 80,417 shares pursuant to offerings under Reg CF, raising about $143,000 and $181,000, respectively, less offering costs of a bit more than $37,000 for a net from offerings of approximately $287,000. During fiscal 2024, the Company closed the last offering opened in fiscal 2023, and initiated another offering under Reg CF, which included warrants for previous investors. Overall, during fiscal 2023, after accounting for fees and direct expenses, the Company raised a total of about $344,000 from sales and issuances of 51,897,077 shares, resulting in total shares outstanding as of June 30, 2023, of 81,775,063.

- On March 20, 2023, the Company closed on a term note issuance facility with a private lender in a committed amount of up to $500,000 in total. Each advance matures 90 days after issuance and may be extended for an additional 90-day period. The facility is

evergreen. Advances bear interest at an annual fixed rate of 14.092% and are secured by a pledge of receivables. As of June 30, 2024 and 2023, there were no amounts outstanding under the facility.

- During fiscal 2025, the Company intends to conduct additional private and exempt offerings under Reg D and Reg CF. The Company is also pursuing grant opportunities through various U.S. Government agencies, as well as Government-backed loan guarantees and private debt financing.

Cash Flow

The table below summarizes our primary sources and uses of cash for the fiscal years ended June 30, 2024 and 2023 as derived from the statements of cash flows included elsewhere herein.

	For the years ended December 31,					
	Dollars		**Percent of**		**Change**	
In dollars unless otherwise indicated	**2024**	**2023**	**2024**	**2023**	**Dollars**	**Percent**
Cash Flow Data						
Cash from (for):						
Operating activities................................	(693,886)	(203,842)	136.7%	-102.9%	(490,044)	240.4%
Investment activities.............................	(67,856)	-	13.4%	0.0%	(67,856)	na
Financing activities................................	254,297	401,984	-50.1%	202.9%	(147,687)	-36.7%
Net cash flow.......................................	(507,445)	198,142	100.0%	100.0%	(705,587)	-356.1%
Cash						
Start of period...	687,661	489,519	-135.5%	247.1%	198,142	40.5%
Increase (decrease)....................................	(507,445)	198,142	100.0%	100.0%	(705,587)	-356.1%
End of period...	180,216	687,661	-35.5%	347.1%	(507,445)	-73.8%

Cash for operations for 2024 totaled $687,000, the largest use of which was a net loss of $816,000 while the largest source was a $115,000 increase in accounts payable and accrued expenses. In fiscal 2024, the Company used $75,000 of cash for capital expenditures, including computer and office equipment and the start of construction of a clean room and full-scale SIB mock-up. During the same year, the Company raised $254,000 from financing activities, principally the sale of its common stock.

During fiscal 2023, ABOVE used $204,000 of cash for operations, primarily a net loss of $225,000, partially offset by an increase of $27,000 in accounts payable and accrued expenses. During the year, the Company made no capital expenditures and raised $402,000 from financing activities, principally the sale of common stock.

The decision to pay dividends to holders of our common stock is at the discretion of our Board and depends on various factors, including our results of operations, financial condition, capital requirements, contractual restrictions, outstanding indebtedness, investment opportunities, and other factors considered by the Board to be relevant. In addition, agreements governing our debt may also limit the payment of dividends. Since its inception, the Company has paid no dividends to common shareholders.

Other than indicated above in "Plan of Operations", the Company does not intend to make any material capital expenditures in the next 12 months.

We regularly evaluate sources of debt financing and equity capital to meet our funding needs. However, there can be no assurance that these efforts will prove to be successful.

Non-GAAP Financial Measures

Our communications may include certain non-GAAP financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position, or cash flows that excludes, or includes, amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with GAAP.

Non-GAAP financial measures utilized by us include "EBITDA" and "total liquid assets". The most comparable GAAP measures are operating income and total current assets. We believe that these non-GAAP financial measures provide useful information and enable analysts to compare our ongoing financial performance more accurately over the periods presented.

Recent Developments

On or about July 26, 2025, a federal crime was committed against Above: Space Development Corporation. The Company discovered that approximately 90% of its total cash reserves as of that date had been stolen through unauthorized transfers. The stolen funds consisted primarily of loan proceeds from multiple lenders, evidenced by promissory notes totaling approximately $880,000 in principal, together with a portion of Company revenue. The Company remains obligated to repay these loans in full notwithstanding the theft. Certain lender extensions remain in process, and there can be no assurance that all such extensions will be obtained on favorable terms. See "Risk Factors" for additional discussion of the potential impact of this incident on the Company's business, liquidity, and financial condition. The Company is not disclosing further details regarding the nature of the crime in order to avoid compromising ongoing investigations and recovery efforts.

The Company promptly reported the federal crime to law enforcement authorities, including the Huntsville Police Department, the Federal Bureau of Investigation, the United States Secret Service, and the Federal Trade Commission, as well as to its financial institutions. The Company is cooperating fully with these agencies and with security experts in efforts to recover the stolen funds. At this time, there is no assurance that any portion of the stolen funds will be recovered. The Company does not carry insurance coverage that is expected to offset losses of this nature.

Following this incident, as of August 29, 2025, the Company has sufficient capital to fund operations for approximately 100 days, not including anticipated revenue or investment within this timeframe.

The Company currently anticipates revenues in the range of approximately $54,000 to $750,000 over the next three months. These projections are based on (i) executed customer contracts totaling approximately $54,000 scheduled to bill during this period, and (ii) a sales pipeline of approximately $3 million, which represents non-binding opportunities subject to conversion risk. Historically, the Company's pipeline conversion rate has been approximately 24%, although there can be no assurance that future conversion rates will be consistent with past results. These projections are forward-looking statements and are subject to significant risks and uncertainties, including the Company's ability to (a) perform under existing contracts, (b) successfully close pipeline opportunities, (c) collect revenues in a timely manner, and (d) manage the operational and financial impacts of the recent federal crime. Actual results may differ materially from these projections, and investors should not place

undue reliance on them.

Management has implemented a comprehensive austerity plan, engaged legal counsel and security experts, and implemented additional security protocols to mitigate further risks. The Company currently believes the incident will have minimal impact on servicing existing customers and only limited to moderate delays in product development. These assessments, however, are forward-looking in nature and subject to significant risks and uncertainties. The Company expects that the impact of the theft will be reflected in its next periodic financial statements filed under Regulation CF. See "Additional Risk Factors Related to Recent Developments" for further discussion of the risks associated with this incident, including its impact on the Company's liquidity, debt obligations, and ability to execute its business plan.

Update Regarding SEC Investigation

Since the Company's last filing, the U.S. Securities and Exchange Commission ("SEC") has provided the Company's counsel with a list of potential violations under review. The Company has submitted a response and is awaiting further determination. Based on current communications, the SEC has indicated that it does not intend to issue a Wells Notice, and its review is limited to potential negligence rather than recklessness, intentional misconduct, or criminal offenses. The potential penalties remain under negotiation; however, the Company believes that any resolution may involve monetary fines and not sanctions that would prohibit the Company from continuing operations or raising capital. The SEC has also indicated that the Company may continue with its current capital raises during the pendency of the matter. Nevertheless, the outcome of the SEC's review remains uncertain, and there can be no assurance that the ultimate resolution will not have a material impact on the Company's business, operations, or financial condition. This update supplements, but does not replace, the Company's original disclosure under *"Risk Factors—The Company is currently the subject of an SEC investigation."* It should be read together with the updated discussions under *"Additional Risk Factors Related to Recent Developments,"* which provide further detail regarding potential penalties, the possible impact on the Company's financial condition, and implications for its ability to continue raising capital.

Other Updates Included in this Form C/A

In addition to the material developments discussed above, the Company is also including the following non-material updates to ensure investors have complete and current information:

- Updates to the Advisory Board, including the addition of Jim Reuter, former NASA Associate Administrator of the Space Technology Mission Directorate.
- Updates to the Intellectual Property Section noting the acceptance of the full patent submission for *Systems and Methods for Providing a Hybrid Gravity Environment*.
- Updates to the Intellectual Property Section noting the granting of the trademark for "We Provide Gravity."
- Update to Board Composition noting that Jeff Max resigned from the board in January 2024 due to time commitments related to his expanding portfolio of investments and projects.
- Updates to the Investor Perks section noting the completion of the MISSE-19 mission and clarification regarding flying photos to space.
- Minor updates to executive ages and the projected project schedule.
- Update to the Liquidity Risk Factor noting that the Company has established a limited secondary market on the Silicon Prairie platform, where eligible shareholders may sell or purchase shares from other shareholders. While this provides some potential liquidity, it is not equivalent to a public exchange, and resale opportunities remain

highly limited. See "*Additional Risk Factors Related to Recent Developments—*"*Although a secondary market for the Shares is now available through Silicon Prairie, liquidity remains highly limited.*"

RELATED PARTY TRANSACTIONS

Related Person Transactions

From time to time the Company may engage in transactions with "related persons". Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

During the period from the inception of Orbital Assembly on August 21, 2019 to the date hereof, the Company has had the following Related Person Transactions.

Between April 1, 2023 and June 30, 2024, Cooper Alatorre, the son of Tim Alatorre, the Company's Chairman, COO, and CFO, was employed as a part-time intern assisting with:
* the move-in and set-up of operations at the Company's Huntsville, Alabama facility,
* the fabrication, assembly, and testing of hardware at the NASA Marshall Space Flight Center,
* the fabrication and welding of structural components for ABOVE's Huntsville clean room and full-scale space station mock-up,
* the preparation of materials for MISSE payloads,
* basic CAD work related to the items noted, and
* general facility work and operations assistance.

For his services, Cooper was paid a total of $9,339.63. He is currently in his second year at Brigham Young University, majoring in manufacturing engineering. His prior experience includes five years of machining and tooling. He has previously been employed by General Dynamics Corporation in Arkansas and Southern California, and with a machine shop in Northern California. He is fluent in both English and Japanese. It is expected that Cooper will continue to work with the Company on a part-time basis.

Conflicts of Interest

To the best of our knowledge, the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations, or its security holders.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Offering Statement and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Rhonda Stevenson
Rhonda Stevenson
Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Timothy Alatorre
Timothy Alatorre
Chairman of the Board, Chief Operating Officer, and Chief Financial Officer

/s/ Thomas R. Spilker
Thomas R. Spilker
Vice Chairman of the Board and Chief Technical Officer

/s/ Rhonda Stevenson
Rhonda Stevenson
Chief Executive Officer

/s/ Robert Miyake
Robert Miyake
Director

FINANCIAL STATEMENTS

Independent Auditor's Report

SM CPAS, P.C.
10 NEW KING STREET, SUITE 118, WHITE PLAINS, NY 10604
914-397-1850 \ FAX 914-397-1854

To the Board of Directors and Management of
Above: Space Development Corporation and Subsidiary

Opinion
We have audited the financial statements of Above: Space Development Corporation and Subsidiary, which comprise the consolidated balance sheet as of June 30, 2024 and 2023 and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the fiscal years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of Above: Space Development Corporation and Subsidiary as of June 30, 2024 and 2023, and the results of its operations and its cash flows for the fiscal years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
The accompanying consolidated financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred losses from inception and has not yet commenced its principal operations and has indicated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The consolidated financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Basis for Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of Above: Space Development Corporation and Subsidiary and have fulfilled our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error. In preparing the financial statements, management is responsible for assessing Above: Space Development Corporation and Subsidiary's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements. As part of an audit in accordance with GAAS, we exercise professional judgement and maintain professional skepticism throughout the audit. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies and material weaknesses in internal control that we identified during our audit.

SM CPAS, P.C.

SMCPAS, PC
White Plains, New York
October 23, 2024

ABOVE: SPACE DEVELOPMENT CORPORATION AND SUBSIDIARY
Consolidated Balance Sheets

	At June 30, 2024	At June 30, 2023
	audited	*audited*
Assets		
Current assets		
Cash and cash equivalents………………………………………………………	$ 180,216	$ 687,662
Accounts receivable……………………………………………………	2,000	-
Prepaid expenses and other……………………………………………	21,684	37,194
Total current assets…………………………………………………	203,900	724,856
Fixed assets, net……………………………………………………………	67,856	-
Total assets………………………………………………………………	$ 271,756	$ 724,856
Current liabilities		
Accounts payable and accrued expenses……………………………………	$ 174,258	$ 59,163
Due to related party………………………………………………………	-	-
Total current liabilities……………………………………………	174,258	59,163
Long term liabilities		
Employee benefits liability………………………………………………	67,333	63,089
Total long term liabilities………………………………………	67,333	63,089
Total liabilities………………………………………………………	241,591	122,252
Stockholders' equity		
Preferred Stock		
At June 30, 2024 and 2023		
75,000,000 shares authorized,		
undesignated par value,		
no shares issued and outstanding…………………………………………	-	-
Common Stock		
At June 30, 2024 and 2023		
175,000,000 shares authorized,		
par value of $0.001 per share,		
81,983,660 and 81,775,063 shares issued and		
outstanding, respectively…………………………………………………	20,352	19,981
Additional paid-in capital………………………………………………	3,053,645	2,803,964
Retained earnings (deficit)……………………………………………	(3,043,832)	(2,221,341)
Total stockholders' equity………………………………………	30,165	602,604
Total liabilities and equity………………………………………	$ 271,756	$ 724,856

See independent auditor's report and notes to the financial statements

ABOVE: SPACE DEVELOPMENT CORPORATION AND SUBSIDIARY
Consolidated Statements of Operations

	Year ended June 30, 2024	Year ended June 30, 2023
	audited	*audited*
Revenue	$ 824,822	$ 996,031
Cost of goods sold	30,910	2,701
Gross profit	793,912	993,330
Operating expenses		
Employee wages and related costs	672,569	620,464
Marketing events	99,221	50,147
Engineering and development	12,544	69,858
Professional fees and consulting	615,802	271,052
Rent and overhead expense	123,765	87,050
Reimbursable expenses	20,421	25,621
Bank charges	3,825	440
Insurance expense	21,353	33,031
Travel expense	29,357	25,850
Office expense	19,587	14,939
Total	1,618,444	1,198,452
Operating loss	(824,532)	(205,122)
Other income and expense		
Other income	(8,050)	(3,819)
Grants and donations	1,000	1,500
Interest expense	5,009	7,478
Other (income) expense, net	(2,041)	5,159
Net loss	$ (822,491)	$ (210,281)

See independent auditor's report and notes to the financial statements

ABOVE: SPACE DEVELOPMENT CORPORATION AND SUBSIDIARY
Consolidated Statements of Changes in Stockholders' Equity

	Common Stock		Additional paid-in	Accumulated	Total stockholders'
	Shares	Amount	capital	deficit	equity
Issuances of shares:					
In connection with Orbital Assembly Corporation merger...............	29,877,986	11,244	2,468,942	(2,011,060)	469,126
Pursuant to stock grants...........	51,748,352	8,588	43,012	-	51,600
In connection with Reg CF offerings....................	148,725	149	292,009	-	292,158
Net loss.....................................	-	-	-	(210,281)	(210,281)
Balances at June 30, 2023 (audited)............	81,775,063	$ 19,981	$ 2,803,963	$ (2,221,341)	$ 602,603
Issuance of shares in connection with Reg CF offerings.......................	208,597	370	249,682	-	250,052
Net loss.....................................	-	-	-	(822,491)	(822,491)
Balances at June 30, 2024 (audited)............	81,983,660	$ 20,351	$ 3,053,645	$ (3,043,831)	$ 30,165

See independent auditor's report and notes to the financial statements

ABOVE: SPACE DEVELOPMENT CORPORATION AND SUBSIDIARY
Consolidated Statements of Cash Flows

	Year ended June 30, 2024	Year ended June 30, 2023
	audited	*audited*
Cash flows from operating activities		
Net loss…...	$ (822,491)	$ (210,281)
Changes in assets and liabilities:		
Accounts receivable…...	(2,000)	-
Prepaid expenses and other…..	15,510	(20,229)
Accounts payable and accrued expenses….........................	115,094	26,668
Employee benefits liability…..	4,244	58,226
Cash provided by (used for) operating activities…............	(689,643)	(145,616)
Cash flows from investing activities		
Fixed assets…...	(67,856)	-
Cash provided by (used for) investing activities…............	(67,856)	-
Cash flows from financing activities		
Shareholder contributions…...	250,053	343,758
Cash provided by (used for) financing activities…............	250,053	343,758
Net cash flow…..	$ (507,446)	$ 198,142
Cash		
Beginning of period…..	$ 687,662	$ 489,520
Net cash flow…...	(507,446)	198,142
End of period…...	$ 180,216	$ 687,662
Supplemental Disclosures		
Cash paid for interest expense…..	$ 5,009	$ 7,478
Cash paid for income taxes…...	$ 530	$ 1,073

See independent auditor's report and notes to the financial statements

ABOVE: SPACE DEVELOPMENT CORPORATION AND SUBSIDIARY
Notes to Financial Statements
For the fiscal years ended June 30, 2024 and 2023

Note 1. Nature of Business & Significant Accounting Polices

Nature of Business

As of the date of these financial statements Above: Space Development Corporation ("the Company") is a corporation formed on June 16, 2022 under the laws of the State of Delaware, and is headquartered in Huntsville, Alabama. The Company specializes in turn-key construction services in low-earth and cislunar orbit. Additionally, the Company provides construction support services, space operation consulting services, and tools to other private space companies and government space agencies.

The Company has a wholly owned subsidiary, Above: Orbital Inc., which was formed on June 16, 2022.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is June 30. Financial statements from its subsidiary, Above: Orbital Inc., are consolidated with the parent company.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

During the year ended June 30, 2023, the Company adopted Accounting Standards Update (ASU) 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five- step process for revenue recognition:
- Identification of the contract with a customer,
- Identification of the performance obligations in the contract,
- Determination of the transaction price,
- Allocation of the transaction price to the performance obligations in the contract, and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company primarily records revenue from its long-term construction projects and service contracts over time as various performance obligations are fulfilled. As of the date of these financial statements, the Company has generated or recognized about $1.8 million in revenue and has executed multiple revenue-producing contracts with US Department of Defense

customers. The Company has several contracts either signed or under negotiation, representing anticipated revenue of over $1.5 million in the coming fiscal year.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3: Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash & Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. As of June 30, 2024 and 2023, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts that may, at times, exceed federal insured limits.

Accounts Receivable & Allowance for Uncollectible Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance.

At June 30, 2024 and 2023, the Company had $2,000 and $0, respectively, in outstanding accounts receivable. The Company does not believe any allowance for uncollectible accounts is necessary at this time.

Inventory

Inventory is stated at the lower of cost or net realizable value and is accounted for using the first-in-first-out method ("FIFO"). The Company analyzes inventory per any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary.

As of June 30, 2024 and 2023, the Company had no on-hand inventory.

Property & Equipment

Property and equipment are stated at cost. Depreciation is calculated on the basis of estimated useful lives of the various assets using straight line depreciation methods.

Depreciation expense for the fiscal years ended June 30, 2024 and 2023 was $2,687 and $0, respectively.

Advertising Costs

The Company's advertising costs are expensed as incurred.

During the years ended June 30, 2024 and 2023, the Company recognized $26,165 and $11,340, respectively, in advertising costs.

Research & Development Costs

Research and development costs, including research material and administrative costs are expensed as incurred. Salaries for full-time employees related to research and development activities are not itemized.

Development costs for the years ended June 30, 2024 and 2023 were $2,544 and $69,858, respectively.

Shipping & Handling Costs

Shipping and handling costs are expensed as incurred.

Legal Costs

Legal costs are expensed as incurred and include but are not exclusive to the work of attorneys to assist in preparation and review of documents related to capital raises, customer service contracts, claims against vendors or suppliers, protection of intellectual property, and preparation of responses to government agencies.

Legal costs for the years ended June 30, 2024 and 2023 were $615,802 and $271,052, respectively.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to

record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

The Company has determined that there are no material uncertain tax positions. The Company accounts for income taxes based on the provisions promulgated by both the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return, and the States of Alabama and Delaware which have similar statutes. As such, all tax years are open since the Company's inception.

Recent Accounting Pronouncements

The Financial Accounting Standards Board periodically issues updated guidance or new accounting standards updates that impact financial reporting requirements. Other than various technical corrections issued recently, the Company is not aware of any recently issued accounting pronouncements that are expected to have a significant and material impact on the Company's financial statements.

Note 2. Going Concern & Uncertainties

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company incurred net losses during the years ended June 30, 2024 and 2023 of $822,491 and $210,281, respectively, and recently commenced revenue-generating operations, which, among other factors, introduces risk related to the Company's ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or sale of equity, its ability to increase the number of profitable contracts for its flagship products and services, and its ability to generate positive operating cash flow.

During fiscal 2023, the Company sold 51,748,352 shares pursuant to grants, raising $51,600, and sold 68,308 and 80,417 shares pursuant to offerings under Regulation CF ("Reg CF"), raising $143,447 and $180,938, respectively, less offering costs of $37,227 for a net from offerings of $292,158. During fiscal 2024, the Company closed the last offering opened in fiscal 2023, and initiated another offering under Reg CF, which included warrants for previous investors. As of June 30, 2024, these raises had generated $157,322, $78,780, and $37,949 in commitments.

Overall, during fiscal 2023, after accounting for fees and direct expenses, the Company raised a total of $343,759 from sales and issuances of 51,897,077 shares, resulting in total shares outstanding as of June 30, 2023, of 81,775,063.

During fiscal 2024, after accounting for fees and direct expenses, the Company raised a total of $250,052 from sales and issuance of 208,597 shares, resulting in total shares outstanding as of June 30, 2024, of 81,983,660.

The Company intends to conduct additional offerings under Reg D and Reg CF. The Company is also pursuing grant opportunities through various U.S. Government agencies, as well as Government-backed loan guarantees and private debt financing.

The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Note 3.   Commitments & Contingencies

From time to time, during the normal course of business, the Company may be subject to various claims or lawsuits from customers, vendors, or competitors. The Company is not currently involved with and has no current knowledge of any pending or threatened litigation against the Company.

The Company is currently under investigation by the SEC for potential violations of federal securities laws in connection with its prior offerings under Reg CF. The investigation, initiated in January 2024, is focused on the accuracy of disclosures and compliance with filing requirements. No formal charges have been brought, and the Company has not received a Wells Notice as of the date of these financial statements. The investigation does not mean that the SEC has concluded that the Company or a representative of the Company has violated the law. Also, the investigation does not mean that the SEC has a negative opinion of any person, entity, or security.

If the SEC determines that violations occurred, the Company could be subject to fines, penalties, or requirements to offer rescission rights to prior investors, which could materially impact its financial position. Additionally, a finding of wrongdoing could result in "bad actor" disqualification under various securities exemptions, which would restrict the Company's ability to raise capital through exempt offerings in the future.

Under GAAP, contingent liabilities are recorded if the contingency is "likely" to occur and the amount of the liability can be "reasonably estimated". At this time, due to the uncertainties surrounding the investigation neither of these conditions are met, and consequently, no liability has been recorded. Management is actively cooperating with the SEC and will update this disclosure as new information becomes available.

Note 4.   SAFE Agreements

As of June 30, 2024 and 2023, the Company had no SAFE agreements outstanding.

Note 5.   Shareholders' Equity

Above: Space Development Corporation has 175,000,000 shares of common stock authorized, par value $0.001, and 75,000,000 of preferred stock authorized.

During the period from its inception on June 16, 2022 to June 30, 2024, the Company issued an aggregate of 81,983,660 common shares and no preferred shares. In addition, the Company has granted warrants to purchase 129,878 common shares. Equity was distributed to officers, employees, contractors, advisors, and to third parties through Reg CF rounds, and option, warrant, stock grants. The Company has reserved the remaining authorized but unissued shares for issuance or sale to other third parties.

As of June 30, 2024, there were a total of 81,983,660 shares issued and outstanding and based on a current offering price of $2.30, the Company's market capitalization was approximately $188.6 million.

A 409A valuation was performed by Carta Inc. with an effective date of January 13, 2023, estimating Fair Market Value of the Company's equity at $2.10 per share. After the valuation, the Company won two contract awards from the U.S. Department of Defense totaling over $1.77 million and the Board of Directors authorized the sale of equity at $2.25, and then $2.30 per share.

Note 6.   Subsequent Events

The Company has evaluated subsequent events through October 31, 2024, the date these financial statements were available to be issued. During the period from July 1 to October 31, 2024, additional warrants were exercised. Specifically, 58,280 shares subject to $0.25 warrants were issued, raising $14,570, and 2,160 shares subject to $0.42 warrants were sold, raising $907.

Supplemental Information

ABOVE: SPACE DEVELOPMENT CORPORATION AND SUBSIDIARY
Consolidating Balance Sheet as of June 20, 2024

	As of June 30, 2024			
	Above: Space Development Corporation	Above: Orbital Inc	Eliminations	Above: Space Development Corporation Consolidated
Assets				
Current assets				
Cash and cash equivalents……………………………	$ 56,022	$ 124,194	$ -	$ 180,216
Accounts receivable…………………………………	-	2,000	-	2,000
Prepaid expenses & other…………………………	-	21,684	-	21,684
Fixed assets, net…………………………………	-	67,856	-	67,856
Investment in Above: Orbital…………………………	2,964,563	-	(2,964,563)	-
Due from Above: Orbital……………………………	-	-	-	-
Total assets……………………………………	$ 3,020,585	$ 215,734	$ (2,964,563)	$ 271,756
Liabilities				
Current liabilities				
Accounts payable and accrued expenses…………	$ -	$ 174,258	$ -	$ 174,258
Due to Above: Space Development Corporation…….	-	365,360	(365,360)	-
Total current liabilities…………………………	-	539,618	(365,360)	174,258
Long term liabilities				
Employee benefits liability…………………………	-	67,333	-	67,333
Total long term liabilities…………………………	-	67,333	-	67,333
Total liabilities…………………………………	-	606,951	(365,360)	241,591
Stockholders' equity				
Common Stock…………………………………	20,351	1	-	20,352
Additional paid-in capital…………………………	3,175,183	2,477,665	(2,599,203)	3,053,645
Retained earnings (deficit)…………………………	(174,949)	(2,868,883)	-	(3,043,832)
Total equity………………………………………	3,020,585	(391,217)	(2,599,203)	30,165
Total liabilities and equity………………………	$ 3,020,585	$ 215,734	$ (2,964,563)	$ 271,756

ABOVE: SPACE DEVELOPMENT CORPORATION AND SUBSIDIARY
Consolidating Statement of Operations for the year ended June 30, 2024

	For year ended June 30, 2024			
	Above: Space Development Corporation	Above: Orbital Inc	Eliminations	Above: Space Development Corporation Consolidated
Revenue	$ -	$ 824,822	$ -	$ 824,822
Cost of goods sold	-	30,910	-	30,910
Gross profit	-	793,912	-	793,912
Operating expenses				
Employee wages and related costs	-	672,569	-	672,569
Marketing events	-	99,221	-	99,221
Engineering and development	-	12,544	-	12,544
Professional fees and consulting	128,053	487,749	-	615,802
Rent and overhead expense	450	123,315	-	123,765
Reimbursable expenses	-	20,421	-	20,421
Bank charges	-	3,825	-	3,825
Insurance expense	2,044	19,309	-	21,353
Travel expense	-	29,357	-	29,357
Office expense	-	19,587	-	19,587
Total operating expenses	130,547	1,487,897	-	1,618,444
Operating loss	(130,547)	(693,985)	-	(824,532)
Other income and expense				
Other income	(350)	(7,700)	-	(8,050)
Grants and donations	-	1,000	-	1,000
Interest expense	-	5,009	-	5,009
Other (income) expense, net	(350)	(1,691)	-	(2,041)
Net loss	$ (130,197)	$ (692,294)	$ -	$ (822,491)

110

ABOVE: SPACE DEVELOPMENT CORPORATION AND SUBSIDIARY
Consolidating Balance Sheet as of June 30, 2023

	As of June 30, 2023			
	Above: Space Development Corporation	Above: Orbital Inc	Eliminations	Above: Space Development Corporation Consolidated
Assets				
Current assets				
Cash and cash equivalents……………………………	$ 168,578	$ 519,083	$ -	$ 687,661
Accounts receivable………………………………………	-	-	-	-
Prepaid expenses & other………………………………	-	23,822	-	23,822
Fixed assets, net…………………………………………	-	-	-	-
Investment in Above: Orbital……………………………	2,732,152	-	(2,718,780)	13,372
Due from Above: Orbital…………………………………	-	-	-	-
Total assets…………………………………………	$ 2,900,730	$ 542,905	$ (2,718,780)	$ 724,855
Liabilities				
Current liabilities				
Accounts payable and accrued expenses……………	$ -	$ 59,163	$ -	$ 59,163
Due to Above: Space Development Corporation…….	-	119,577	(119,577)	-
Total current liabilities……………………………	-	178,740	(119,577)	59,163
Long term liabilities				
Employee benefits liability………………………………	-	63,089	-	63,089
Total long term liabilities………………………………	-	63,089	-	63,089
Total liabilities……………………………………………	-	241,829	(119,577)	122,252
Stockholders' equity				
Common Stock……………………………………………	19,980	1	-	19,981
Additional paid-in capital………………………………	2,925,502	(121,539)	-	2,803,963
Retained earnings (deficit)……………………………	(44,752)	422,614	(2,599,203)	(2,221,341)
Total equity………………………………………………	2,900,730	301,076	(2,599,203)	602,603
Total liabilities and equity……………………………	$ 2,900,730	$ 542,905	$ (2,718,780)	$ 724,855

ABOVE: SPACE DEVELOPMENT CORPORATION AND SUBSIDIARY
Consolidating Statement of Operations for the year ended June 30, 2023

	For year ended June 30, 2023			
	Above: Space Development Corporation	Above: Orbital Inc	Eliminations	Above: Space Development Corporation Consolidated
Revenue	$ -	$ 996,031	$ -	$ 996,031
Cost of goods sold	-	2,701	-	2,701
Gross profit	-	993,330	-	993,330
Operating expenses				
Employee wages and related costs	-	620,464	-	620,464
Marketing events	-	50,147	-	50,147
Engineering and development	-	69,858	-	69,858
Professional fees and consulting	28,532	242,521	-	271,053
Rent and overhead expense	29	87,020	-	87,049
Reimbursable expenses	-	25,621	-	25,621
Bank charges	45	395	-	440
Insurance expense	15,380	17,651	-	33,031
Travel expense	-	25,850	-	25,850
Office expense	779	14,160	-	14,939
Total operating expenses	44,765	1,153,687	-	1,198,452
Operating loss	(44,765)	(160,357)	-	(205,122)
Other income and expense				
Other income	(14)	(3,805)	-	(3,819)
Grants and donations	-	1,500	-	1,500
Interest expense	-	7,478	-	7,478
Other (income) expense, net	(14)	5,173	-	5,159
Net loss	$ (44,751)	$ (165,530)	$ -	$ (210,281)

EXHIBITS

Exhibit 1 – Certificate of Amendment of Certificate of Incorporation

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:49 AM 10/28/2024
FILED 08:49 AM 10/28/2024
SR 20244052620 - File Number 6860637

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of Above: Space Development Corporation, resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FOURTH" so that, as amended, said Article shall be and read as follows:

FOURTH: The Corporation is authorized to issue three classes of stock to be designated respectively, "Class A Common Stock", "Class B Common Stock" (collectively the Class A Common Stock and the Class B Common Stock are referred to herein as the "Common Stock") and "Preferred Stock".

The total number of shares of Class A Common Stock that this corporation shall have authority to issue is one hundred million (100,000,000), each with a par value of $0.001. The total number of shares of Class B Common Stock that this corporation shall have authority to issue is seventy-five million (75,000,000) shares, each with a par value of $0.001. The total number of shares of Preferred Stock that this corporation shall have authority to issue is seventy-five million (75,000,000 shares), each with a par value of$0.001.

Except as required by applicable law, each holder of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable record date on any matter that is submitted to a vote of the shareholders of this corporation (including, without limitation, any matter voted on at a shareholders' meeting). Except as required by applicable law, holders of Class B Common Stock and Preferred Stock shall not be entitled to vote on matters submitted to a vote of the shareholders of this corporation.

The Board of Directors of the Corporation is hereby granted the power to authorize by resolution, duly adopted from time to time, the conversion of five shares of Class B Common Stock to one share of Class A Common Stock, and to set all terms of such conversion including, without limitation, the qualifications, restrictions and/or limitations on the conversion thereof.

The Board of Directors of the Corporation is hereby granted the power to authorize by resolution, duly adopted from time to time, the issuance of any or all the preferred stock in any number of classes or series within such classes and to set all terms of such preferred stock of any class or series, including, without limitation, its powers, preferences, rights, privileges, qualifications, restrictions and/or limitations. The powers, preferences, rights, privileges, qualifications. Restrictions and limitations of each class or series of the preferred stock, if any, may differ from those of any and all other classes or other series at any time outstanding. Any shares of any one series of preferred stock shall be identical in all respects with all other shares of such series, except that shares of any one series issued at different times may differ as to the dates from which dividends thereof shall be cumulative.

SECOND: That pursuant to resolution of its Board of Directors, the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a stockholders meeting at which all shares entitled to vote thereon were present and voted, approved of the amendment by written consent in lieu of a meeting pursuant to Section 228(a) of the General Corporation Law of the State of Delaware.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this <u>26th</u> day of <u>October 2024</u>.

By: _____

Name: Timothy Alatorre

Title: Chief Operating Officer

Exhibit 2 − Certificate of Incorporation



Delaware

Page 1

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF
DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT
COPY OF THE CERTIFICATE OF INCORPORATION OF "ABOVE: SPACE
DEVELOPMENT CORPORATION", FILED IN THIS OFFICE ON THE SIXTEENTH
DAY OF JUNE, A.D. 2022, AT 10:45 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

6860637 8100
SR# 20222743061

Authentication: 203726709
Date: 06-21-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of
Corporations
Delivered 10:45 AM
06/16/2022

CERTIFICATE OF INCORPORATION
OF
ABOVE: SPACE DEVELOPMENT CORPORATION

FIRST: The name of the corporation is Above: Space Development Corporation

SECOND: The address of the Corporation's registered office in the State of Delaware is 108 Lakeland Avenue, Dover DE 19901, County of Kent. The name of the Registered Agent at such address is Capitol Services, Inc.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware as the same exists or may hereafter be amended (the ***"DGCL***"*).*

FOURTH: The Corporation is authorized to issue two classes of stock to be designated, respectively, Common Stock, par value $0.001 per share ***("Common Stock")*** and Preferred Stock, par value $0.001 per share ***("Preferred Stock”).*** The total number of shares of Common Stock that the Corporation shall have authority to issue is one hundred seventy-five million (175,000,000). The total number of shares of Preferred Stock that the Corporation shall have authority to issue is seventy-five million (75,000,000).

The Board of Directors of the Corporation is hereby granted the power to authorize by resolution, duly adopted from time to time, the issuance of any or all of the preferred stock in any number of classes or series within such classes and to set all terms of such preferred stock of any class or series, including, without limitation, its powers, preferences, rights, privileges, qualifications, restrictions and/or limitations. The powers, preference, rights, privileges, qualifications, restrictions and limitations of each class or series of the preferred stock, if any, may differ from those of any and all other classes or other series at any time outstanding. Any shares of any one series of preferred stock shall be identical in all respects with all other shares of such series, except that shares of any one series issued at different times may differ as to the dates from which dividends thereof shall be cumulative."

FIFTH: The name and mailing address of the incorporator are as follows:

Peter Gennuso
McCarter & English LLP
825 Eighth Avenue, 31st Floor
New York, NY 10019

SIXTH: Subject to any additional vote required by the Certificate of Incorporation or bylaws of the corporation, in furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the bylaws of the corporation.

SEVENTH: Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the corporation shall be determined in the manner set forth in the bylaws of the corporation.

EIGHTH: Elections of directors need not be by written ballot unless the bylaws of the corporation shall so provide.

NINTH: Meetings of stockholders may be held within or without the State of Delaware, as the bylaws of the corporation may provide. The books of the corporation may be kept outside of the State of Delaware at such place or places as may be designated from time to time by the board of directors of the corporation or in the bylaws of the corporation.

TENTH: To the fullest extent permitted by law, a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article TENTH to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Any repeal or modification of the foregoing provisions of this Article TENTH by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of, or increase the liability of any director of the corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ELEVENTH: To the fullest extent permitted by applicable law, the corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the corporation (and any other persons to which the DGCL permits the corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

Any amendment, repeal or modification of the foregoing provisions of this Article ELEVENTH shall not adversely affect any right or protection of any director, officer or other agent of the corporation existing at the time of such amendment, repeal or modification.

TWELFTH: Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or this Certificate of Incorporation or the bylaws of the corporation or (iv) any action asserting a claim governed by the internal affairs doctrine.

THIRTEENTH: Except as otherwise provided in this Certificate of Incorporation, the corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and to add or insert other provisions authorized by the laws of the State of Delaware at the time in force, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this Article THIRTEENTH.

IN WITNESS WHEREOF, this Certificate of Incorporation has been executed by the incorporator of this corporation on this I5th day of June, 2022.

/S/ Peter Gennuso
Peter Gennuso
Incorporator

Exhibit 3 – Bylaws

BYLAWS OF
ABOVE: SPACE DEVELOPMENT CORPORATION

ARTICLE I
OFFICES

Section I.01 Offices. The address of the registered office of [Above: Space Development Corporation OR Above: Orbital Inc. OR Orbital Assembly] (hereinafter called the "**Corporation**") in the State of Delaware shall be at 108 Lakeland Ave., Dover, Delaware, 19901. The Corporation may have other offices, both within and without the State of Delaware, as the board of directors of the Corporation (the "**Board of Directors**") from time to time shall determine or the business of the Corporation may require.

Section I.02 Books and Records. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be maintained on any information storage device, method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases); *provided that* the records so kept can be converted into clearly legible paper form within a reasonable time, and, with respect to the stock ledger, the records so kept comply with Section 224 of the Delaware General Corporation Law. The Corporation shall convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.

ARTICLE II
MEETINGS OF THE STOCKHOLDERS

Section II.01 Place of Meetings. All meetings of the stockholders shall be held at such place, if any, either within or without the State of Delaware or by means of remote communication, as shall be designated from time to time by resolution of the Board of Directors and stated in the notice of meeting.

Section II.02 Annual Meeting. The annual meeting of the stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held at such date, time and place, if any, as shall be determined by the Board of Directors and stated in the notice of the meeting.

Section II.03 Special Meetings. Special meetings of stockholders for any purpose or purposes shall be called pursuant to a resolution approved by the Board of Directors and may not be called by any other person or persons. The only business which may be conducted at a special meeting shall be the matter or matters set forth in the notice of such meeting.

Section II.04 Adjournments. Any meeting of the stockholders, annual or special, may be adjourned from time to time to reconvene at the same or some other place, if any, and notice need not be given of any such adjourned meeting if the time, place, if any, thereof, and the means of remote communication, if any, are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date is fixed for stockholders entitled to vote at the adjourned meeting, the Board of Directors shall fix a new record date for notice of the adjourned meeting and shall give notice of the adjourned meeting

to each stockholder of record entitled to vote at the adjourned meeting as of the record date fixed for notice of the adjourned meeting.

Section II.05 Notice of Meetings. Notice of the place, if any, date, hour, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) and means of remote communication, if any, of every meeting of stockholders shall be given by the Corporation not less than 10 days nor more than 60 days before the meeting (unless a different time is specified by law) to every stockholder entitled to vote at the meeting as of the record date for determining the stockholders entitled to notice of the meeting. Notices of special meetings shall also specify the purpose or purposes for which the meeting has been called. Notices of meetings to stockholders may be given by mailing the same, addressed to the stockholder entitled thereto, at such stockholder's mailing address as it appears on the records of the corporation, and such notice shall be deemed to be given when deposited in the U.S. mail, postage prepaid. Without limiting the manner by which notices of meetings otherwise may be given effectively to stockholders, any such notice may be given by electronic transmission in accordance with applicable law. Notice of any meeting need not be given to any stockholder who shall, either before or after the meeting, submit a waiver of notice or who shall attend such meeting, except when the stockholder attends for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of the meeting shall be bound by the proceedings of the meeting in all respects as if due notice thereof had been given.

Section II.06 List of Stockholders. The Corporation shall prepare a complete list of the stockholders entitled to vote at any meeting of stockholders (provided, however, if the record date for determining the stockholders entitled to vote is less than ten days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares of each class of capital stock of the Corporation registered in the name of each stockholder at least ten days before any meeting of the stockholders. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, on a reasonably accessible electronic network if the information required to gain access to such list was provided with the notice of the meeting or during ordinary business hours, at the principal place of business of the Corporation for a period of at least ten days before the meeting. If the meeting is to be held at a place, the list shall also be produced and kept at the time and place of the meeting the whole time thereof and may be inspected by any stockholder who is present. If the meeting is held solely by means of remote communication, the list shall also be open for inspection by any stockholder during the whole time of the meeting as provided by applicable law. Except as provided by applicable law, the stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger and the list of stockholders or to vote in person or by proxy at any meeting of stockholders.

Section II.07 Quorum. Unless otherwise required by law, the Corporation's Certificate of Incorporation (the "**Certificate of Incorporation**") or these bylaws, at each meeting of the stockholders, a majority in voting power of the shares of the Corporation entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power, by the affirmative vote of a majority in voting power thereof, to adjourn the meeting from time to time, in the manner provided in Section 2.04, until a quorum shall be present or represented. A quorum, once established, shall not be broken by the subsequent withdrawal of enough votes to leave less than a quorum. At any such adjourned meeting at

which there is a quorum, any business may be transacted that might have been transacted at the meeting originally called.

Section II.08 Conduct of Meetings. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of the *stockholders* as it shall deem appropriate. At every meeting of the stockholders, the Chair of the Board, or in his or her absence or inability to act, the president, or, in his or her absence or inability to act, the person whom the Chair of the Board or president shall appoint, shall act as chair of, and preside at, the meeting. The secretary or, in his or her absence or inability to act, the person whom the chair of the meeting shall appoint a secretary of the meeting, shall act as secretary of the meeting and keep the minutes thereof. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chair of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations, and procedures and to do all such acts as, in the judgment of such chair, are appropriate for the proper conduct of the meeting. Such rules, regulations, or procedures, whether adopted by the Board of Directors or prescribed by the chair of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (c) rules and procedures for maintaining order at the meeting and the safety of those present; (d) limitations on attendance at or participation in the meeting to stockholders of record of the corporation, their duly authorized and constituted proxies or such other persons as the chair of the meeting shall determine; (e) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (f) limitations on the time allotted to questions or comments by participants.

Section II.09 Voting; Proxies. Unless otherwise required by law or the Certificate of Incorporation, the election of directors shall be decided by a plurality of the votes cast at a meeting of the stockholders, at which a quorum is present, by the holders of stock entitled to vote in the election. Unless otherwise required by law, the Certificate of Incorporation, or these bylaws, any matter, other than the election of directors, brought before any meeting of stockholders, at which a quorum is present, shall be decided by the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the matter. Each stockholder entitled to vote at a meeting of stockholders or to express consent to corporate action without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The authorization of a person to act as proxy may be documented, signed, and delivered in accordance with Section 116 of the General Corporation Law of the State of Delaware (the "**DGCL**") provided that such authorization shall set forth, or be delivered with, information enabling the Corporation to determine the identity of the stockholder granting such authorization. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the secretary of the Corporation a revocation of the proxy or a new proxy bearing a later date. Voting at meetings of stockholders need not be by written ballot.

Section II.10 Inspectors at Meetings of Stockholders. The Board of Directors, in advance of any meeting of stockholders, may, and shall if required by law, appoint one or more inspectors, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and make a written report thereof. The Board of Directors may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting, the person presiding at the meeting shall

appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of the inspector with strict impartiality and according to the best of his or her ability. The inspectors shall (a) ascertain the number of shares outstanding and the voting power of each, (b) determine the shares represented at the meeting, the existence of a quorum and the validity of proxies and ballots, (c) count all votes and ballots, (d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (e) certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of their duties. Unless otherwise provided by the Board of Directors, the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting. No ballot, proxies, votes, or any revocation thereof or change thereto, shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery of the State of Delaware upon application by a stockholder shall determine otherwise. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for office at an election may serve as an inspector at such election.

Section II.11 Consent of Stockholders Without a Meeting. Any action to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing or by electronic transmission, setting forth the action to be so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware (by hand or by certified or registered mail, return receipt requested), its principal place of business, an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded, or to an information processing system designated by the corporation for receiving such consents in accordance with applicable law. Every consent shall bear the date of signature of each stockholder who signs the consent, and no consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this Section 2.11, consents signed by a sufficient number of holders to take action are delivered to the Corporation as aforesaid. Prompt notice of the taking of the corporate action without a meeting by less than unanimous consent shall, to the extent required by applicable law, be given to those stockholders who have not consented in writing, and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that consents signed by a sufficient number of holders to take the action were delivered to the Corporation.

Section II.12 Fixing the Record Date.

(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than ten days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors,

the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided, however,* that the Board of Directors may fix a new record date for the determination of stockholders entitled to vote at the adjourned meeting and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for the determination of stockholders entitled to vote therewith at the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action without a meeting: (i) when no prior action by the Board of Directors is required by law, the record date for such purpose shall be the first date on which a signed consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery (by hand, or by certified or registered mail, return receipt requested) to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded and (ii) if prior action by the Board of Directors is required by law, the record date for such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion, or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

ARTICLE III
BOARD OF DIRECTORS

Section III.01 General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The Board of Directors may adopt such rules and procedures, not inconsistent with the Certificate of Incorporation, these bylaws, or applicable law, as it may deem proper for the conduct of its meetings and the management of the Corporation.

Section III.02 Number; Term of Office. The Board of Directors shall consist of one or more members, the number thereof to be determined from time to time by resolution of the Board of Directors. Each director shall be elected at each annual meeting of the Shareholders to hold office until the next annual meeting. Each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified, or the earlier of such director's death, resignation or removal.

Section III.03 Newly Created Directorships and Vacancies. Any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in the Board of Directors, may be filled by the affirmative votes of a majority of the remaining members of the Board of Directors, although less than a quorum, or by a sole remaining director. A director so elected shall be elected to hold office until the earlier of the expiration of the term of office of the director whom he or she has replaced, a successor is duly elected and qualified, or the earlier of such director's death, resignation or removal.

Section III.04 Resignation. Any director may resign at any time by notice given either in writing or by electronic transmission to the Corporation. Such resignation shall take effect at the date of receipt of such notice by the Corporation or at such later time as is therein specified.

Section III.05 Removal. Except as prohibited by applicable law or the Certificate of Incorporation, the stockholders entitled to vote in an election of directors may remove any director from office at any time, with or without cause, by the affirmative vote of a majority in voting power thereof.

Section III.06 Fees and Expenses. Directors shall receive such fees and expenses as the Board of Directors shall from time to time prescribe.

Section III.07 Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such times and at such places as may be determined from time to time by the Board of Directors or the Chair of the Board.

Section III.08 Special Meetings. Special meetings of the Board of Directors may be held at such times and at such places as may be determined by the Chair of the Board on at least 24 hours' notice to each director given by one of the means specified in Section 3.11 hereof other than by mail or on at least three days' notice if given by mail. Special meetings shall be called by the chairman or the secretary in like manner and on like notice on the written request of any two or more directors.

Section III.09 Telephone Meetings. Board of Directors or Board of Directors committee meetings may be held by means of telephone conference or other communications equipment by means of which all persons participating in the meeting can hear each other and be heard. Participation by a director in a meeting pursuant to this Section 3.09 shall constitute presence in person at such meeting.

Section III.10 Adjourned Meetings. A majority of the directors present at any meeting of the Board of Directors, including an adjourned meeting, whether or not a quorum is present, may adjourn and reconvene such meeting to another time and place. At least 24 hours' notice of any adjourned meeting of the Board of Directors shall be given to each director whether or not present at the time of the adjournment, if such notice shall be given by one of the means specified in Section 3.11 hereof other than by mail, or at least three days' notice if by mail. Any business may be transacted at an adjourned meeting that might have been transacted at the meeting as originally called.

Section III.11 Notices. Subject to Section 3.08, Section 3.10, and Section 3.12 hereof, whenever notice is required to be given to any director by applicable law, the Certificate of Incorporation, or these bylaws, such notice shall be deemed given effectively if given in person

or by telephone, mail addressed to such director at such director's address as it appears on the records of the Corporation, facsimile, email, or by other means of electronic transmission.

Section III.12 Waiver of Notice. Whenever notice to directors is required by applicable law, the Certificate of Incorporation, or these bylaws, a waiver thereof, in writing signed by, or by electronic transmission by, the director entitled to the notice, whether before or after such notice is required, shall be deemed equivalent to notice. Attendance by a director at a meeting shall constitute a waiver of notice of such meeting except when the director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting was not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special Board of Directors or committee meeting need be specified in any waiver of notice.

Section III.13 Organization. At each meeting of the Board of Directors, the chairman or, in his or her absence, another director selected by the Board of Directors shall preside. The secretary shall act as secretary at each meeting of the Board of Directors. If the secretary is absent from any meeting of the Board of Directors, an assistant secretary shall perform the duties of secretary at such meeting; and in the absence from any such meeting of the secretary and all assistant secretaries, the person presiding at the meeting may appoint any person to act as secretary of the meeting.

Section III.14 Quorum of Directors. Except as otherwise permitted by the Certificate of Incorporation, these bylaws, or applicable law, the presence of a majority of the Board of Directors shall be necessary and sufficient to constitute a quorum for the transaction of business at any meeting of the Board of Directors.

Section III.15 Action by Majority Vote. Except as otherwise expressly required by these bylaws, the Certificate of Incorporation, or by applicable law, the vote of a majority of the directors shall be the act of the Board of Directors.

Section III.16 Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all directors or members of such committee, as the case may be, consent thereto in writing or by electronic transmission and any consent may be documented, signed, and delivered in any manner permitted by Section 116 of the DGCL. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of proceedings of the Board of Directors or committee in accordance with applicable law.

Section III.17 Committees of the Board of Directors. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. If a member of a committee shall be absent from any meeting, or disqualified from voting thereat, the remaining member or members present at the meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent permitted by applicable law, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it to the extent so authorized by the Board of Directors. Unless the Board of Directors provides otherwise, at all meetings of such committee, a majority of the then authorized members of

the committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members of the committee present at any meeting at which there is a quorum shall be the act of the committee. Each committee shall keep regular minutes of its meetings. Unless the Board of Directors provides otherwise, each committee designated by the Board of Directors may make, alter, and repeal rules and procedures for the conduct of its business. In the absence of such rules and procedures each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to this Article III.

Section III.18 Compensation. Directors of the Board may be compensated for their services, and shall be reimbursed for expenses, as fixed or determined by resolution of the Board of Directions. This section shall not be construed to preclude any director from serving the Corporation in any other capacity, as an Officer, Agent, Employee, or otherwise, or from receiving compensation for those services.

ARTICLE IV
OFFICERS

Section IV.01 Positions and Election. The officers of the Corporation shall be elected bi-annually by the Board of Directors and shall include a president, a treasurer, and a secretary. The Board of Directors, in its discretion, may also elect a Chair of the Board of Directors (who must be a director), one or more vice chairs (who must be directors), and one or more vice presidents, assistant treasurers, assistant secretaries, and other officers. Any two or more offices may be held by the same person. Except as otherwise provided in these bylaws, the Chair of the Board shall preside at all meetings of the Board of Directors and of stockholders. The Chair of the Board shall perform such other duties and services as shall be assigned to or required of the Chair of the Board by the Board of Directors. If no Chair of the Board of Directors is elected, and no Vice-Chair of the Board of Directors is elected, then the president shall preside at all meetings of the Board of Directors and of stockholders.

Section IV.02 Term. Each officer of the Corporation shall hold office until such officer's successor is elected and qualified or until such officer's earlier death, resignation, or removal. Any officer elected or appointed by the Board of Directors may be removed by the Board of Directors at any time, with or without cause, by the majority vote of the members of the Board of Directors then in office. The removal of an officer shall be without prejudice to his or her contract rights, if any. The election or appointment of an officer shall not of itself create contract rights. Any officer of the Corporation may resign at any time by giving written notice of his or her resignation to the president or the secretary. Any such resignation shall take effect at the time specified therein or, if the time when it shall become effective shall not be specified therein, immediately upon its receipt. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. Should any vacancy occur among the officers, the position shall be filled for the unexpired portion of the term by appointment made by the Board of Directors.

Section IV.03 The President. The president shall have general supervision over the business of the Corporation and other duties incident to the office of president, and any other duties as may be from time to time assigned to the president by the Board of Directors and subject to the control of the Board of Directors in each case.

Section IV.04 Vice Presidents. Each vice president shall have such powers and perform such duties as may be assigned to him or her from time to time by the Chair of the Board of Directors or the president.

Section IV.05 The Secretary. The secretary shall attend all sessions of the Board of Directors and all meetings of the stockholders and record all votes and the minutes of all proceedings and shall perform like duties for committees when required. He or she shall give, or cause to be given, notice of all meetings of the stockholders and meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or the president. The secretary shall keep in safe custody the seal of the Corporation and have authority to affix the seal to all documents requiring it and attest to the same.

Section IV.06 The Treasurer. The treasurer shall have the custody of the corporate funds and securities, except as otherwise provided by the Board of Directors, and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the president and the directors, at the regular meetings of the Board of Directors, or whenever they may require it, an account of all his or her transactions as treasurer and of the financial condition of the Corporation.

Section IV.07 Duties of Officers May Be Delegated. In case any officer is absent, or for any other reason that the Board of Directors may deem sufficient, the president or the Board of Directors may delegate for the time being the powers or duties of such officer to any other officer or to any director.


ARTICLE V
STOCK CERTIFICATES AND THEIR TRANSFER


Section V.01 Certificates Representing Shares. The shares of stock of the Corporation shall be represented by certificates; provided that the Board of Directors may provide by resolution or resolutions that some or all of any class or series shall be uncertificated shares that may be evidenced by a book-entry system maintained by the registrar of such stock. If shares are represented by certificates, such certificates shall be in the form, other than bearer form, approved by the Board of Directors. The certificates representing shares of stock of each class shall be signed by, or in the name of, the Corporation by any two authorized officers of the Corporation. Any or all such signatures may be facsimiles. Although any officer, transfer agent, or registrar whose manual or facsimile signature is affixed to such a certificate ceases to be such officer, transfer agent, or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent, or registrar were still such at the date of its issue.

Section V.02 Transfers of Stock. Stock of the Corporation shall be transferable in the manner prescribed by law and in these bylaws. Transfers of stock shall be made on the books of the Corporation only by the holder of record thereof, by such person's attorney lawfully constituted in writing and, in the case of certificated shares, upon the surrender of the certificate thereof, which shall be canceled before a new certificate or uncertificated shares shall be issued. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred. To the extent designated by the president or any vice president or the treasurer of the Corporation, the Corporation may recognize the transfer of fractional uncertificated shares but shall not otherwise be required to recognize the transfer of fractional shares.

Section V.03 Transfer Agents and Registrars. The Board of Directors may appoint, or authorize any officer or officers to appoint, one or more transfer agents and one or more registrars.

Section V.04 Lost, Stolen, or Destroyed Certificates. The Board of Directors may direct a new certificate or uncertificated shares to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed upon the making of an affidavit of that fact by the owner of the allegedly lost, stolen, or destroyed certificate. When authorizing such issue of a new certificate or uncertificated shares, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of the lost, stolen, or destroyed certificate, or the owner's legal representative to give the Corporation a bond sufficient to indemnify it against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen, or destroyed or the issuance of such new certificate or uncertificated shares.

ARTICLE VI
GENERAL PROVISIONS

Section VI.01 Indemnification. The Corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "**Covered Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (a "**Proceeding**"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, enterprise, or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the board of directors of the Corporation. Any amendment, repeal, or modification of this Paragraph 8 shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

Section VI.02 Delaware Forum Selection. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for:

(a) Any derivative action or proceeding brought on behalf of the corporation,

(b) Any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee, or agent of the corporation to the corporation or the corporation's stockholders,

(c) Any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the certificate of incorporation or the bylaws of the corporation, or

(d) Any action asserting a claim governed by the internal affairs doctrine;

in each case, subject to said court having personal jurisdiction over the indispensable parties named as defendants therein. If any action the subject matter of which is within the scope of this Section 6.02 is filed in a court other than a court located within the State of Delaware (a "**Foreign Action**") in the name of any stockholder, such stockholder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce this Section 6.02 (an "**Enforcement Action**"), and (y) having service of process made upon such stockholder in any such Enforcement Action by service upon such stockholder's counsel in the Foreign Action as agent for such stockholder. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 6.02.

Section VI.03 Seal. The seal of the Corporation shall be in such form as shall be approved by the Board of Directors. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise, as may be prescribed by law or custom or by the Board of Directors.

Section VI.04 Fiscal Year. The fiscal year of the Corporation shall begin on the first day of each year.

Section VI.05 Checks, Notes, Drafts, Etc. All checks, notes, drafts, or other orders for the payment of money of the Corporation shall be signed, endorsed, or accepted in the name of the Corporation by such officer, officers, person, or persons as from time to time may be designated by the Board of Directors or by an officer or officers authorized by the Board of Directors to make such designation.

Section VI.06 Dividends. Subject to applicable law and the Certificate of Incorporation, dividends upon the shares of capital stock of the Corporation may be declared by the Board of Directors at any regular or special meeting of the Board of Directors. Dividends may be paid in cash, in property, or in shares of the Corporation's capital stock, unless otherwise provided by applicable law or the Certificate of Incorporation.

Section VI.07 Conflict with Applicable Law or Certificate of Incorporation. These bylaws are adopted subject to any applicable law and the Certificate of Incorporation. Whenever these bylaws may conflict with any applicable law or the Certificate of Incorporation, such conflict shall be resolved in favor of such law or the Certificate of Incorporation.


ARTICLE VII
AMENDMENTS


Section VII.01 Amendments. These bylaws may be adopted, amended, or repealed or new bylaws adopted by the Board of Directors. The stockholders may make additional bylaws and may adopt, amend, or repeal any bylaws whether such bylaws were originally adopted by them or otherwise.

Exhibit 4 - Subscription Documents – form of

ABOVE: SPACE DEVELOPMENT CORPORATION
SUBSCRIPTION AGREEMENT
(Including investment representations)

IMPORTANT: This document contains significant representations.
Please read carefully before signing.

Above: Space Development Corporation
Tim Alatorre
Chairman, Chief Operating Officer & Chief Financial Officer
4100 Market Street SW, Suite 100
Huntsville, AL 35805

Ladies and Gentlemen:

I commit and subscribe to purchase from Above: Space Development Corporation, a Delaware corporation (the "Company"), its Class B Common Shares (the "Shares" or the "Securities") in the dollar amount set forth below and upon the terms and conditions set forth herein.

I understand that this Subscription Agreement is conditioned upon the Company's acceptance of subscriptions. If this Subscription Agreement has been accepted, the Securities subscribed to hereby shall be issued to me in book-entry form.

With respect to such purchase, I hereby represent and warrant to you that:

1. Residence.

I am a bona fide resident of (or, if an entity, the entity is domiciled in) the state set forth on my signature page.

2. Subscription.

a. I hereby subscribe to purchase the number of Securities set forth below, and to make capital contributions to the Company in the amounts set forth below, representing the purchase price for the Securities subscribed.

Number of Shares: ___ Purchase Price per Share: $___ Total Subscription Amount[10]: ___

b. I have funded my purchase via ACH, wire transfer, or I am enclosing a check made payable to "Above: Space Development Corporation" in an amount equal to 100% of my total subscription amount.

c. I acknowledge that this subscription is contingent upon acceptance by the Company, and that the Company has the right to accept or reject subscriptions in whole or in part.

---

[10] A minimum purchase of $184.00 is required for individual investors. Amounts may be subscribed for in additional $184.00 increments.

3. Representations of Investor.

In connection with the sale of the Securities to me, I hereby acknowledge and represent to the Company as follows: I hereby acknowledge receipt of a copy of the Offering Statement on Form C of the Company, dated on or about November __, 2024, together with any supplements or amendments thereto (the "Offering Statement"), relating to the offering of the Securities.

a. I have carefully read the Offering Statement, including the section entitled "Risks Factors", and have relied solely upon the Offering Statement and investigations made by me or my representatives in making the decision to invest in the Company. I have not relied on any other statement or printed material given or made by any person associated with the offering of the Securities.

b. I have been given access to full and complete information regarding the Company (including the opportunity to meet with the management of the Company and review all the documents described in the Offering Statement and such other documents as I may have requested in writing) and have utilized such access to my satisfaction for the purpose of obtaining information in addition to, or verifying information included in, the Offering Statement.

c. I am experienced and knowledgeable in financial and business matters, capable of evaluating the merits and risks of investing in the Securities, and do not need or desire the assistance of a knowledgeable representative to aid in the evaluation of such risks (or, in the alternative, I have used a knowledgeable representative in connection with my decision to purchase the Securities).

d. I understand that an investment in the Securities is highly speculative and involves a high degree of risk. I believe the investment is suitable for me based on my investment objectives and financial needs. I have adequate means for providing for my current financial needs and personal contingencies and have no need for liquidity of investment with respect to the Securities. I can bear the economic risk of an investment in the Securities for an indefinite period of time and can afford a complete loss of such investment.

e. I understand that there may be no market for the Securities, that there are significant restrictions on their transferability, and that for these and other reasons, I may not be able to liquidate an investment in the for an indefinite period of time.

f. I have been advised that the Securities have not been registered under the Securities Act of 1933, as amended ("Securities Act"), or under applicable state securities laws ("State Laws") and are offered pursuant to exemptions from registration under the Securities Act and the State Laws. I understand that the Company's reliance on such exemptions is predicated in part on my representations to the Company contained herein.

g. I understand that I am not entitled to cancel, terminate, or revoke this subscription, my capital commitment or any agreements hereunder and that the subscription and agreements shall survive my death, incapacity, bankruptcy, dissolution or termination.

h. I understand that capital contributions to the Company will not be returned after they are paid.

4. Investment Intent; Restrictions on Transfer of Securities.

a. I understand that (i) there may be no market for the Securities, (ii) the purchase of the Securities is a long-term investment, (iii) the transferability of the Securities is restricted, (iv) the Securities may be sold by me only pursuant to registration under the Securities Act and State Laws, or an opinion of counsel that such registration is not required, and (v) the Company does not have any obligation to register the Securities.

b. I represent and warrant that I am purchasing the Securities for my own account, for long term investment, and without the intention of reselling or redistributing the Securities. The Securities are being purchased by me in my name solely for my own beneficial interest and not as nominee for, on behalf of, for the beneficial interest of, or with the intention to transfer to, any other person, trust, or organization, and I have made no agreement with others regarding any of the Securities. My financial condition is such that it is not likely that it will be necessary for me to dispose of any of the Securities in the foreseeable future.

c. I am aware that, in the view of the Securities and Exchange Commission, a purchase of securities with an intent to resell by reason of any foreseeable specific contingency or anticipated change in market values, or any change in the condition of the Company or its business, or in connection with a contemplated liquidation or settlement of any loan obtained for the acquisition of any of the Securities and for which the Securities were or may be pledged as security would represent an intent inconsistent with the investment representations set forth above.

d. I understand that any sale, transfer, pledge or other disposition of the Securities by me (i) may require the consent of the Company, (ii) will require conformity with the restrictions contained in this Section 4, and (iii) may be further restricted by a legend placed on the instruments or certificate(s) representing the securities containing substantially the following language:

> "The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws and may not be sold, offered for sale, or transferred except pursuant to either an effective registration statement under the Securities Act of 1933, as amended, and under the applicable state securities laws, or an opinion of counsel for the Company that such transaction is exempt from registration under the Securities Act of 1933, as amended, and under the applicable state securities laws. The transfer or encumbrance of the securities represented by this certificate is subject to substantial restrictions."

5. Additional Representations of Investor.

In connection with the sale of the Securities to me, I further represent and warrant to the Company as follows:

a. Individual Investor Only. I am of legal age in my state of residence and have legal capacity to execute, deliver and perform my obligations under this Subscription Agreement. The Subscription Agreement is my legal, valid and binding obligation, enforceable against me in accordance with its terms.

b. Entity Investor Only. The undersigned is duly organized, formed or incorporated and is validly existing and in good standing under the laws of its jurisdiction of incorporation, organization, or formation as indicated on the signature page. The undersigned has all

requisite power and authority to execute, deliver and perform its obligations under this Subscription Agreement and to subscribe for and purchase the Securities subscribed hereunder. The undersigned will deliver all documentation with respect to its formation, governance, and authorization to purchase the Securities as may be requested by the Company. Execution, delivery, and performance of this Subscription Agreement by the undersigned have been authorized by all necessary corporate, limited liability company or other action on its behalf, and the Subscription Agreement is its legal, valid and binding obligation, enforceable against the undersigned in accordance with its terms.

c. I desire to invest in the Securities for legitimate, valid and legal business and/or personal reasons and not with any intent or purpose to violate any law or regulation. The funds to be used to invest in the Securities are derived from legitimate and legal sources, and neither such funds nor any investment in the Securities (or any proceeds thereof) will be used by me or by any person associated with me to finance any terrorist or other illegitimate, illegal or criminal activity. I acknowledge that, due to anti-money laundering regulations, the Company may require further documentation verifying my identity and the source of funds used to purchase the Securities.

If the undersigned is an entity: The undersigned has in place, and shall maintain, an appropriate anti-money laundering program that complies in all material respects with all applicable laws, rules and regulations (including, without limitation, the USA PATRIOT ACT of 2001) and that is designed to detect and report any activity that raises suspicion of money laundering activities. The undersigned have obtained all appropriate and necessary background information regarding its officers, directors and beneficial owners to enable the undersigned to comply with all applicable laws, rules and regulations respecting anti-money laundering activities.

d. I did not derive any payment to the Company from, or related to, any activity that is deemed criminal under United States law.

e. I understand that the Company is relying on the accuracy of the statements contained in this Subscription Agreement in connection with the sale of the Securities to me, and they would not be sold to me if any part of this Subscription Agreement were untrue. The Company may rely on the accuracy of this Subscription Agreement in connection with any matter relating to the offer or sale of the Securities.

f. If any statement contained in this Subscription Agreement becomes, for any reason, inaccurate, I shall immediately notify the Company and I understand and acknowledge that the continued accuracy of the statements contained in this Subscription Agreement are of the essence to the Company's sale of the Securities to me.

g. I acknowledge and agree that any approval or consent of a holder required under the Securities may be provided by a signature page delivered or provided electronically, whether by e-signature, facsimile, DocuSign, electronic mail in portable delivery format or other similar means. I further acknowledge that the Company may rely on the contact information I have provided in this Subscription Agreement, including for purposes of confirming that information has been delivered to me or that responses received from me are in fact from me.

6. Investor Qualifications.

I represent and warrant as follows (Answer Part a, b or c, as applicable. Please check all applicable items):

a. Accredited Investor – Individuals. I am an INDIVIDUAL and:

☐ i. I have a net worth, or a joint net worth together with my spouse, in excess of $1,000,000, excluding the value of my primary residence.

☐ ii. I had an individual income in excess of $200,000 in each of the prior two years and reasonably expect an income in excess of $200,000 in the current year.

☐ iii. I had joint income with my spouse in excess of $300,000 in each of the prior two years and reasonably expect joint income in excess of $300,000 in the current year.

☐ iv. I hold one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65)[11]

☐ v. I am a director or executive officer of the Company.

b. Accredited Investor – Entities. The undersigned is an ENTITY and:

☐ i. The undersigned hereby certifies that all of the beneficial equity owners of the undersigned qualify as accredited individual investors by meeting one of the tests under items (a)(i) through (a)(v) above. Please indicate the name of each equity owner and the applicable test.

☐ ii. The undersigned is a bank or savings and loan association as defined in Sections 3(a)(2) and 3(a)(5)(A), respectively, of the Securities Act either in its individual or fiduciary capacity.

☐ iii. The undersigned is a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended.

☐ iv. The undersigned is an insurance company as defined in Section 2(13) of the Securities Act.

☐ v. The undersigned is an investment company registered under the Investment Company Act of 1940 or a business development company as defined therein, in Section 2(a)(48).

☐ vi. The undersigned is a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

---

[11] This item shall only be a valid method of accreditation as an "accredited" investor under Rule 501(a) of Reg D promulgated under the Securities Act, on or after December 8, 2020, as set in forth in SEC Release Nos. 33 10824 and 34-89669, File No. S7-24-19.

□ vii. The undersigned is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 and one or more of the following is true (check one or more, as applicable):

□ (1) the investment decision is made by a plan fiduciary, as defined therein, in Section 3(21), which is either a bank, savings and loan association, insurance company, or registered investment adviser;

□ (2) the employee benefit plan has total assets in excess of $5,000,000; or

□ (3) the plan is a self-directed plan with investment decisions made solely by persons who are "accredited investors" as defined under therein.

□ viii. The undersigned is a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

□ ix. The undersigned has total assets in excess of $5,000,000, was not formed for the specific purpose of acquiring and one or more of the following is true (check one or more, as applicable):

□ (1) an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended;

□ (2) a corporation;

□ (3) a Massachusetts or similar business trust;

□ (4) a partnership; or

□ (5) a limited liability company.

□ x. The undersigned is a trust with total assets exceeding $5,000,000, which is not formed for the specific purpose of acquiring the Securities and whose purpose is directed by a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the investment in the Securities.

□ xi. The undersigned is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000

□ xii. The undersigned is an investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state.

□ xiii. The undersigned is an investment adviser relying on the exemption from registering with the SEC under section 203(l) or (m) of the Investment Advisers Act of 1940.

□ xiv. The undersigned is a Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act.

☐ xv. The undersigned is an entity, of a type not listed in items (b)(i) to (b)(xiv) above or b(xvi) to b(xviii) below, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000

☐ xvi. The undersigned is a "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1): (1) with assets under management in excess of $5,000,000, (2) that is not formed for the specific purpose of acquiring the securities offered, and (3) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment.

☐ xvii. The undersigned is a "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1), of a family office meeting the requirements in item (b)(xvi) above and whose prospective investment in the issuer is directed by such family office pursuant to paragraph(b)(xvi)(3) above.

☐ xviii. The undersigned is a revocable trust where each grantor of the trust is an accredited investor meeting one or more of the individual accredited investor tests under items (a)(i) through (a)(v) above and the person who makes investment decisions for the undersigned is an accredited investor under any one or more of tests under items (a)(i) through (a)(iv) or items (b)(i) through (b)(xvii).

c. Non-Accredited Investors.

☐ The undersigned cannot make any of the foregoing representations and is therefore not an accredited investor.

7. Miscellaneous.

a. I agree to furnish any additional information that the Company or its counsel deem necessary in order to verify the responses set forth above.

b. I understand the meaning and legal consequences of the agreements, representations and warranties contained herein. I agree that such agreements, representations and warranties shall survive and remain in full force and effect after the execution hereof and payment for the Securities. I further agree to indemnify and hold harmless the Company, and each current and future member of the Company from and against any and all loss, damage or liability due to, or arising out of, a breach of any of my agreements, representations or warranties contained herein.

c. This Subscription Agreement shall be construed and interpreted in accordance with Delaware law without regard to the principles regarding conflicts of law.

SIGNATURE PAGE FOR INDIVIDUALS

Investor 1	**Investor 2**
Dated:	Dated:
X	X
Signature	Signature of Second Individual (if applicable)
Name (type or print)	Name (type or print)
Social Security Number	Social Security Number
Telephone Number	Telephone Number
Residence Street Address	Residence Street Address
City, State & Zip Code	City, State & Zip Code
Mailing Address (only if different from residence address)	Mailing Address (only if different from residence address)
City, State & Zip Code	City, State & Zip Code
Email Address	Email Address

Type of Ownership:

The Securities are to be registered in the following form of ownership **(check one)**:

__	Individual Ownership
—	Joint Tenants with Right of Survivorship (both parties must sign). Briefly describe the relationship between the parties (e.g., married):
—	Tenants in common (both parties must sign). Briefly describe the relationship between the parties (e.g., married):

Source of Funds

☐ Cash ☐ CD ☐ Liquidation ☐ Margin or Bank Loan ☐ Money Market ☐ Other

SIGNATURE PAGE FOR TRUSTS AND ENTITIES

Dated: _____

Jurisdiction of formation: _____

_____
Name of Entity (type or print)

_____
Telephone Number

X _____
Signature of Authorized Person

_____
Entity's Tax Identification Number

_____
Principal Executive Office Address

_____
Mailing Address (if different from principal executive office)

_____
City, State & Zip Code

_____
City, State & Zip Code

_____
Email address

_____
Email address

Entity Subscriber Type of Ownership:

The Securities subscribed for are to be registered in the following form of ownership (check one):

___ Partnership

___ Limited liability company

___ Corporation

___ Trust or estate (describe and attach evidence of authority: _____

___ IRA Trust Account

___ Other (describe): _____

ACCEPTANCE

This Subscription Agreement is accepted by Above: Space Development Corporation

By

Name

Its